

2009 Annual Report and Proxy Statement


SEC MAIL
RECEIVED
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MAR 31 2010
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LSI

LETTER TO OUR STOCKHOLDERS

By almost any measure, 2009 was the most challenging year for the global economy since the Great Depression. With first-half economic uncertainty a common theme among companies serving the information technology (IT) sector, LSI prepared to weather the storm by streamlining the company for increased efficiency, and significantly reducing operating expense. At the same time, however, we took aggressive steps to position the company to grow faster than its markets when economic conditions return to more normal patterns.

We intensified our focus on the development of new storage and networking technologies and secured a record number of design wins with world-class storage and networking manufacturers such as Cisco, Huawei, IBM, Intel, Oracle, Seagate, Western Digital and ZTE.

We also took advantage of our strong cash position to expand our indirect channel presence and add complementary storage technology to our portfolio of solutions through the acquisitions of the AMCC 3ware® RAID adapter business and ONStor, Inc., a private maker of clustered, network-attached storage solutions.

Our 2009 revenues, while sharply impacted by poor global macroeconomic conditions, rebounded significantly in the second half of the year as end users who had deferred IT investments resumed spending, signaling the start of a recovery cycle that should continue to benefit LSI as it strengthens going forward.

With careful management of our operating expenses, we drove positive operating cash flows of $204 million for the full year and continued to maintain a healthy balance sheet. LSI ended the year with cash and short-term investments of approximately $962 million.

In our storage systems segment, stronger IT purchases in the fourth quarter contributed to record quarterly revenues of $257 million, a 24% sequential increase from the third quarter of 2009. In August, we introduced an all-new midrange storage platform, which has been received very positively by major server OEMs. We experienced significant growth in our indirect channel sales of RAID storage adapters, introducing new 6-gigabit per second (Gb/s) SAS MegaRAID® products and bringing to market a broad range of 3ware brand products for small to mid-sized businesses. And, sales of our recently-enhanced Engenio® 7900 storage system achieved record levels in the fourth quarter.

In storage semiconductors, we continued to lead the market with our 6Gb/s SAS solutions that are used by top-tier server and storage vendors to provide connectivity for SAS and SATA hard disk drives, which represent the majority of drives shipping today. Going forward, we anticipate the use of SAS as a shareable connection between servers and external storage systems, and are well positioned here with our industry-first 6Gb/s SAS switches, announced earlier this month.

In hard drive semiconductors, we broke new ground with the introduction of the industry's first 40-nanometer read channel products, which reduce power consumption and can improve storage capacity by as much as 10%, a compelling advantage for hard disk drive makers. We continued to make significant progress on capturing design wins in this space, and have now secured new opportunities with all five hard disk drive makers.

And most recently, we have leveraged our core technology and expertise to enter the growing market for solid-state storage, collaborating with Seagate, for example, to develop board-level products designed for enterprise servers used in data center and cloud computing environments. The first of these products is currently sampling to OEM customers.

In our networking semiconductor area, we continued to invest in the development of state-of-the-art, multicore processors that offer unmatched price-performance, security and control of wireless and wireline voice, video and data traffic. Our multicore solutions have now been selected by several major telecommunications equipment manufacturers, including Alcatel-Lucent, Ericsson, Huawei and Nokia-Siemens.

In the enterprise networking space, we further expanded our presence at Cisco, shipping our digital signal processors (DSP) for use in their ISR G2 router. We have also secured additional DSP design wins for multimedia applications on key Cisco router platforms.

Against the headwind of an extraordinarily weak economy, LSI introduced more than two dozen new silicon, systems, and software products and continued building a strong pipeline of design wins with Tier 1 companies, which should materialize into significant growth in the years ahead.

While the degree and pace of the economic recovery that began in the second half remains uncertain, we believe that LSI is now positioned to deliver solid progress against its business model going forward.



Abhi Talwalkar
President and Chief Executive Officer
LSI Corporation

March 26, 2010



Notice of Annual Meeting of Stockholders

LSI Corporation will hold its Annual Meeting of Stockholders on Wednesday, May 12, 2010, at 9:00 a.m., local time, at the company's office located at 1621 Barber Lane, Milpitas, California 95035. We are holding the meeting for the following purposes:

1. To elect nine directors to serve for the ensuing year and until their successors are elected.

2. To ratify the Audit Committee's selection of our independent auditors for 2010.

3. To approve our amended 2003 Equity Incentive Plan.

4. To approve our amended Employee Stock Purchase Plan.

5. To transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

Holders of record of LSI common stock at the close of business on March 16, 2010, are entitled to notice of and to vote at the meeting.

We are using Securities and Exchange Commission rules that allow us to make our proxy statement and related materials available on the Internet. As a result, you may have received a "Notice of Internet Availability of Proxy Materials" instead of a paper proxy statement and financial statements. The rules provide us the opportunity to save money on the printing and mailing of our proxy materials and to reduce the impact of our annual meeting on the environment. We hope that you will view our annual meeting materials over the Internet if possible and convenient for you. If you would prefer to receive paper copies of our proxy materials, you can find information about how to request them in the notice you received.

Most stockholders can vote over the Internet or by telephone. You also can vote your shares by completing and returning a proxy card. If Internet and telephone voting are available to you, you can find voting instructions in the materials sent to you. You can revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the enclosed proxy statement.

By Order of the Board of Directors,

JEAN F. RANKIN
Executive Vice President, General Counsel and Secretary

March 30, 2010

CONTENTS

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 12, 2010:

This proxy statement, our 2009 annual report on Form 10-K and a letter to stockholders from our Chief Executive Officer are available at www.lsiproxy.com.



1621 Barber Lane
Milpitas, CA 95035

PROXY STATEMENT

We are providing these proxy materials to our stockholders in connection with the solicitation of proxies by the Board of Directors of LSI Corporation to be voted at the Annual Meeting of Stockholders, to be held on Wednesday, May 12, 2010, and at any meeting following postponement or adjournment of the annual meeting.

Attending the Meeting

We invite you to attend the annual meeting, which will begin at 9:00 a.m., local time. The meeting will be held at our office located at 1621 Barber Lane, Milpitas, California 95035. Stockholders will be admitted beginning at 8:30 a.m. You will need an admission ticket and photo identification to enter the meeting.

If you are a stockholder of record, that is, you hold your shares in an account with our transfer agent, Computershare, or you have an LSI stock certificate, and received information about our annual meeting in the mail, you will find an admission ticket in the materials sent to you. If you are a stockholder of record, and received an e-mail describing how to view our proxy materials over the Internet and want to attend the meeting in person, write to us at LSI Corporation, 1110 American Parkway NE, Allentown, PA 18109, Attn: Response Center, or call us at 1-800-372-2447, to obtain an admission ticket.

If your shares are held in "street name," that is, you hold your shares in an account with a bank, broker or other holder of record, and you plan to attend the meeting in person, you can obtain an admission ticket in advance by writing to us at LSI Corporation, 1110 American Parkway NE, Allentown, PA 18109, Attn: Response Center, and including proof that you are an LSI stockholder, such as a recent account statement.

We also will be webcasting the annual meeting. You can access the webcast at http://www.lsi.com/webcast. Information on our websites, other than our proxy statement and form of proxy, is not part of the proxy soliciting materials.

We are first distributing this proxy statement, the proxy card and voting instructions on or about March 30, 2010.

Notice of Internet Availability of Proxy Materials

Instead of mailing paper proxy materials, we sent a "Notice of Internet Availability of Proxy Materials" to most stockholders this year. That notice provided instructions on how to view our proxy materials over the Internet, how to vote and how to request a paper copy of our proxy materials. We refer to that notice as the "Notice of Availability." This method of providing proxy materials is permitted under rules adopted by the Securities and Exchange Commission. We hope that following this procedure will allow us to save money on the printing and mailing of those materials and to reduce the impact that our annual meeting has on the environment.

Who Can Vote

You are entitled to vote at the annual meeting all shares of our common stock that you held as of the close of business on March 16, 2010, which is the record date for the meeting. Each share is entitled to one vote on each matter properly brought before the meeting. For the election of directors, you may "cumulate" your votes. You can find information about this procedure under "Other Voting Issues — Required Vote."

On the record date, 657,246,358 shares of common stock were outstanding.

In accordance with Delaware law, a list of stockholders entitled to vote at the meeting will be available at the meeting, and for 10 days prior to the meeting, at 1621 Barber Lane, Milpitas, CA, 95035, between the hours of 9 a.m. and 4 p.m., local time.

How to Vote

Most stockholders can vote over the Internet or by telephone. You also can vote your shares by completing and returning a proxy card or, if you hold shares in "street name," a voting instruction form. If Internet and telephone voting are available to you, you can find voting instructions in the Notice of Availability or in the materials sent to you. The Internet and telephone voting facilities will close at 11:59 p.m. Eastern time on May 11, 2010. If you are a participant in our 401(k) plan, your voting instructions must be received by 11:59 p.m. Eastern time on May 6, 2010. Please be aware that if you vote over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible.

You can revoke your proxy (including any Internet or telephone vote) at any time before it is exercised by timely delivery of a properly executed, later-dated proxy or by voting in person at the meeting.

How you vote will in no way limit your right to vote at the meeting if you later decide to attend in person. If your shares are held in "street name" though, you must obtain a proxy, executed in your favor, from your broker or other holder of record, to be able to vote at the meeting.

All shares entitled to vote and represented by properly completed proxies received prior to the meeting and not revoked will be voted at the meeting in accordance with your instructions. **If you return a signed proxy card without indicating how your shares should be voted on a matter and do not revoke your proxy, the shares represented by your proxy will be voted as the Board of Directors recommends.**

As a result of changes in the rules of the New York Stock Exchange, if you hold your shares at a member broker, your broker **will not** be allowed to vote your shares in the election of directors unless you instruct it to do so. In addition, under the Exchange's rules, if member brokers do not receive timely instructions from beneficial holders, they also **will not** be allowed to vote on the proposal to approve our amended 2003 Equity Incentive Plan or the proposal to approve our amended Employee Stock Purchase Plan and **will** be allowed to vote on the ratification of the Audit Committee's selection of our independent auditors.

If any other matters are properly presented at the annual meeting for consideration, including, among other things, consideration of a motion to adjourn the meeting to another time or place, the individuals named as proxies and acting thereunder will have discretion to vote on those matters according to their best judgment to the same extent as the person delivering the proxy would be entitled to vote. If the annual meeting is postponed or adjourned, your proxy will remain valid and may be voted at the postponed or adjourned meeting. You still will be able to revoke your proxy until it is voted. As of the date of this proxy statement, we did not know of any matters to be presented at the annual meeting other than those described in this proxy statement.

Other Voting Issues

Quorum. In order to conduct business at the meeting, we must have the presence, in person or by proxy, of the holders of a majority of the shares of common stock outstanding on the record date.

Required Vote. In order for a nominee to be elected as a director, the nominee must receive more "For" votes than "Against" votes. In the election of directors, you may cumulate your votes and give one candidate a number of votes equal to the number of directors to be elected (nine) multiplied by the number of votes to which your shares are entitled, or you may distribute your votes on the same principle among as many candidates as you choose. You cannot, however, cast votes for more than nine candidates. In order to cumulate votes, you must give us notice prior to the voting of your intention to do so.

The affirmative vote of the holders of a majority of the shares represented at the meeting is required to approve each of the other proposals. In the case of the proposal to approve our amended 2003 Equity Incentive Plan and the proposal to approve our Employee Stock Purchase Plan, the total number of votes cast must be more than 50% of the total number of votes eligible to be cast.

Effect of Abstentions and Broker Non-Votes. You may vote to "abstain" on any of the matters to be voted on at the meeting. In the election of directors, an abstention will have no effect on the outcome. If you vote to "abstain" on any other proposal, it will have the effect of a vote against that proposal. If you vote to "abstain" on any proposal, your shares will be counted as present at the meeting for purposes of determining whether we can conduct business. Broker non-votes, if any, will count toward the quorum requirement but will not count as votes cast on any proposal.

Cost of Proxy Distribution and Solicitation

LSI will pay the expenses of the preparation of the proxy materials and the solicitation by the Board of Directors of proxies. Proxies may be solicited on behalf of the company in person or by telephone, e-mail, facsimile or other electronic means by directors, officers or employees of the company, who will receive no additional compensation for soliciting proxies.

We have engaged The Proxy Advisory Group, LLC to assist us in the solicitation of proxies, for a fee of $12,500 plus expenses. In accordance with the regulations of the Securities and Exchange Commission and the New York Stock Exchange, we will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in distributing proxy materials to beneficial owners of our stock.

Ways to Reduce the Number of Copies of Our Proxy Materials You Receive

In addition to sending Notices of Availability rather than full sets of paper proxy materials, we use another practice approved by the Securities and Exchange Commission called "householding." Under this practice, stockholders who have the same address and last name and do not participate in electronic delivery of proxy materials receive only one copy of our Notice of Availability or proxy materials at that address, unless one or more of those stockholders has notified us that they wish to receive individual copies. If you would like to receive a separate copy of this year's Notice of Availability or proxy materials, please call 1-800-579-1639, or write to us at: LSI Corporation, 1110 American Parkway NE, Allentown, PA 18109, Attn: Response Center.

If you share an address with another LSI stockholder and would like to start or stop householding for your account, you can call 1-800-542-1061 or write to Householding Department, 51 Mercedes Way, Edgewood, NY 11717, including your name, the name of your broker or other holder of record, if any, and your account number(s). If you consent to householding, your election will remain in effect until you revoke it. If you revoke your consent, LSI will send you separate copies of documents mailed at least 30 days after receipt of your revocation.

You also can elect to view future proxy statements and annual reports over the Internet either by voting at http://www.proxyvote.com or by visiting http://www.icsdelivery.com/lsi. If you choose to view future proxy statements and annual reports over the Internet, next year you will receive an e-mail with instructions on how to view those materials and vote. Your election will remain in effect until you revoke it. Please be aware that if you choose to access those materials over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible.

Allowing us to household annual meeting materials or electing to view them over the Internet will help us save on the cost of printing and distributing those materials.

CORPORATE GOVERNANCE

Board Structure and Composition

Our business, property and affairs are managed under the direction of our Board of Directors. Members of the Board are kept informed about our business through discussions with our Chief Executive Officer and other officers, by reviewing materials provided to them and by participating in meetings of the Board and its committees.

The following individuals are currently members of the Board:

- Charles A. Haggerty
- Richard S. Hill
- John H.F. Miner
- Arun Netravali
- Matthew J. O'Rourke
- Gregorio Reyes
- Michael G. Strachan
- Abhijit Y. Talwalkar
- Susan Whitney

Mr. Reyes, who is not an employee of the company, is the Chairman of the Board. In addition to chairing Board meetings, he approves agendas for Board meetings and attends meetings of the standing committees of the Board. At those meetings, he provides advice and participates in discussions, even though he is not a formal member of the committees. We currently believe that having an independent director serve as Chairman enables the Board to have an agenda and meeting discussions that contain an appropriate balance of issues raised by management and by the non-management directors.

The Board has three standing committees:

- The Audit Committee, the members of which are: Messrs. Strachan (Chair), Hill and O'Rourke.
- The Compensation Committee, the members of which are: Messrs. Haggerty (Chair), Miner and Netravali and Ms. Whitney.
- The Nominating and Corporate Governance Committee, the members of which are: Messrs. Miner (Chair), Haggerty and Netravali and Ms. Whitney.

In 2009, the Board held nine meetings. All current directors attended at least 75% of the aggregate number of meetings of the Board of Directors and meetings of the committees of the Board on which they served. At least quarterly, the non-management directors met in executive session without members of management. These sessions are presided over by our Chairman. To communicate directly with Mr. Reyes or any of the other non-management directors, follow the instructions described below under "Communications with Directors."

The Board has adopted a charter for each of the three standing committees and corporate governance guidelines that address the make-up and functioning of the Board and those committees. The Board has also adopted a code of conduct that applies to all of our employees, officers and directors, as well as a separate code of conduct that applies only to our principal executive officers and senior financial officers. You can find links to these documents on our website at: http://www.lsi.com/governance. You also can obtain this information in print by writing to LSI Corporation, 1110 American Parkway NE, Allentown, PA, 18109, Attention: Response Center, or by calling 1-800-372-2447.

Although we do not have a policy with respect to attendance by directors at annual meetings of stockholders, we customarily schedule a Board meeting on the same day as the annual meeting to encourage and facilitate director attendance at the annual meeting. Eight out of nine then serving directors attended our 2009 annual meeting.

Director Independence

The Board has determined that all current directors other than Abhijit Y. Talwalkar, our Chief Executive Officer, including those who serve on the committees listed above are "independent" for purposes of Section 303A of the Listed Company Manual of the New York Stock Exchange, and that the members of the Audit Committee are also "independent" for purposes of Section 10A(m)(3) of the Securities Exchange Act of 1934. The Board also determined that Michael J. Mancuso, who retired from our Board in 2009, was independent for those purposes. The Board used the criteria set out in Section 303A of the Exchange's Listed Company Manual and Section 10A(m)(3) of the Securities Exchange Act in making those determinations. The Board also considered additional criteria applied by RiskMetrics Group in analyzing director independence.

The Board based its determinations primarily on a review of the responses of the directors and executive officers to questions regarding employment and compensation history, affiliations and family and other relationships and on discussions with the directors. The Board also reviewed the relationships between LSI and companies with which our directors are affiliated. None of the relationships considered were outside of the criteria referred to in the preceding paragraph. Because of the importance of the company's relationship with Seagate Technology, the Board did specifically consider the fact that Gregorio Reyes, the Chairman of the Board, is also a director of Seagate, but did not believe that his position with Seagate affected his independence from LSI's management.

Audit Committee

The Audit Committee reviews our accounting policies and practices, internal controls, financial reporting practices and financial risks faced by the business. The Audit Committee selects and retains our independent auditors to examine our accounts, reviews the independence of the independent auditors and pre-approves all audit and non-audit services performed by the independent auditors. The committee also reviews our financial statements and discusses them with management and our independent auditors before we file those financial statements with the Securities and Exchange Commission. The Audit Committee regularly meets alone with our management, our independent auditors and the head of our Internal Audit Department, and each of them has free access to the Audit Committee at any time. The committee met nine times in 2009.

Messrs. Strachan (Chair), Hill and O'Rourke are the members of the Audit Committee. The Board has determined that each of those individuals is financially literate and an "audit committee financial expert," as that term is defined in Item 407(d)(5) of Regulation S-K under the Securities Exchange Act of 1934.

Compensation Committee

The Compensation Committee establishes our overall executive compensation strategy and administers our executive officer compensation program, including setting all aspects of our executive officers' compensation. The committee also establishes or makes recommendations to the full Board concerning director compensation and provides oversight for our equity-based and incentive compensation plans and the benefit plans for our broader employee population. The committee does not generally delegate its authority with respect to executive officer or director compensation, although it may delegate to the chairman of the committee the authority to approve exact wording for plans or policies approved by the committee. The committee met five times in 2009.

The committee evaluates the performance of the Chief Executive Officer with the other independent members of the Board. The committee evaluates the performance of other executive officers based on its interactions with those individuals and based on evaluations of their performance submitted to it by our Chief Executive Officer.

To assist in setting appropriate levels of compensation for executive officers, the committee receives information and advice from an outside consultant it engages. For 2009, the committee engaged Hewitt Associates LLC as its compensation consultant. For officers other than our Chief Executive Officer, the committee also received advice and recommendations from our Chief Executive Officer and information from the head of our Human Resources organization.

In order to improve the consultant's independence from management, we have been reducing our use of Hewitt over time. In 2009, Hewitt also performed payroll services for our operations in India and China and assisted us in the preparation of tax filings for a number of our employee benefit plans. These engagements were undertaken by management and while the Compensation Committee was made aware of the engagements, it did not formally approve them. The following table shows the amounts we paid Hewitt for services rendered in 2009.

Service	Amount
Advice or recommendations on the amount or form of executive and director compensation	$135,380
Other services	155,417
Total	$290,797

In early 2010, the individuals at Hewitt who were providing advice to our Compensation Committee joined another firm, Exequity LLP, and our Compensation Committee has retained Exequity as an independent provider of executive and director compensation advisory services. We will not use Exequity for services unrelated to its executive and director compensation advisory role.

In late 2008, and again in late 2009, the committee provided Hewitt with information about our executive officer compensation packages and instructed Hewitt to prepare comparisons of our compensation packages with those of the companies in the peer group described under "Compensation Discussion and Analysis," which Hewitt did. Hewitt's presentations also included information about the compensation practices of the companies in our peer group and general industry companies, including:

- Performance measures used for annual bonuses.
- The types of long-term incentives awarded.
- The prevalence and types of performance metrics used in long-term incentive awards.

The committee used the information in the presentation from late 2008 as background for the compensation actions it took in February 2009, when we conducted our annual compensation review for executive officers. At that time, our Human Resources organization provided the committee with our CEO's recommendations for base salary and equity compensation for executive officers other than the CEO and included comparisons with market data provided by Hewitt. Our Human Resources organization also provided market data and management's recommendations for salary changes for several of our officers in mid-2009.

In mid-2009, Hewitt, at the committee's request, provided the committee with information about the compensation levels provided to outside directors by the companies in the peer group described under "Compensation Discussion and Analysis" and with information about stock ownership guidelines.

Our Human Resources organization also provided the committee with "tally sheets" showing all elements of each executive officer's compensation in 2008, as well as information about each executive officer's historical compensation, including the value at various stock prices of unvested stock options and restricted stock units held by the officer and base salary history. The information about equity awards provides information about the retention value of those awards for each officer.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is responsible for matters relating to the organization and membership of the Board and its committees and for other corporate governance issues. The committee:

- Identifies and recommends to the Board individuals qualified to serve as directors of the company and on committees of the Board.
- Recommends to the Board the director nominees for each annual meeting of stockholders.
- Advises the Board on Board composition, procedures and whether to form or dissolve committees.
- Advises the Board on corporate governance matters.
- Periodically performs succession planning for officer positions, including the Chief Executive Officer.
- Oversees and develops criteria for oversight of the evaluation of the Board.

The committee met five times in 2009.

The committee may retain, and in the past has retained, consultants to assist it in identifying and evaluating candidates to serve as directors of the company. Other directors may also identify candidates for the committee. For each candidate, the committee considers the individual's likelihood to enhance the Board's ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the Board to fulfill their duties and satisfy any requirements imposed by law, regulation or stock exchange listing requirements. We do not, however, have any specific minimum requirements for candidates. When considering candidates for director, the committee takes into account a number of factors, including the following:

- Whether the candidate has relevant business experience.
- Judgment, skill, integrity and reputation.
- Existing commitments to other businesses.
- Independence from management.
- Whether the candidate's election would be consistent with our corporate governance guidelines.
- Potential conflicts of interest with other pursuits, including any relationship between the candidate and any customer, supplier or competitor of LSI.
- Legal considerations, such as antitrust issues.
- Corporate governance background.

- Financial and accounting background, to enable the Nominating and Corporate Governance Committee to determine whether the candidate would be suitable for Audit Committee membership.
- Executive compensation background, to enable the Nominating and Corporate Governance Committee to determine whether the candidate would be suitable for Compensation Committee membership.
- The size and composition of the existing Board.

While the committee does not have a formal policy concerning diversity, it does seek to have directors with a variety of backgrounds that can provide different points of view and insights from different areas of expertise.

The committee will consider candidates for director suggested by stockholders applying the factors described above and considering the additional information described below. Stockholders wishing to suggest a candidate for director should write to the Corporate Secretary at the address indicated below, and include:

- A statement that the writer is a stockholder and is proposing a candidate for consideration by the committee.
- The name of and contact information for the candidate.
- A statement of the candidate's business and educational experience.
- A statement detailing the candidate's ownership of LSI securities.
- Information regarding each of the factors listed above, other than the factor regarding board size and composition, sufficient to enable the committee to evaluate the candidate.
- Detailed information about any relationship or understanding between the proposing stockholder and the candidate.
- A statement from the candidate that the candidate is willing to be considered and willing to serve as a director if nominated and elected.

Before nominating a sitting director for re-election, the committee will consider the director's past performance as a member of LSI's Board of Directors.

Under our by-laws, nominations for director may be made only by or at the direction of the Board, or by a stockholder of record at the time of giving notice who is entitled to vote and who delivers written notice along with the additional information and materials required by the by-laws to our Corporate Secretary not later than the 45th day or earlier than the 75th day before the one-year anniversary of the date that we released to stockholders the proxy statement for our previous year's annual meeting. For 2011, our Corporate Secretary must receive this notice on or after January 14, 2011, and on or before February 13, 2011. You can obtain a copy of the full text of the by-law provision by writing to our Corporate Secretary, 1621 Barber Lane, Milpitas, CA 95035.

Risk Management

Our management is responsible for identifying the risks we face in our business and determining what steps, if any, we should take to mitigate those risks. Our Audit Committee discusses with management the process by which management evaluates these risks. It also discusses with management the financial risks we face. Twice a year, management presents to the full Board a list of the main risks faced by the business and management's efforts and plans to mitigate the potential impact of those risks.

Communications with Directors

Individuals who want to communicate with our Board of Directors or any individual director can write to:

LSI Corporation
Board Administration
400 Connell Drive — Suite 5000
Berkeley Heights, NJ 07922

You also can send an e-mail to the appropriate address below:

- board@lsi.com for communications to the whole Board or any individual director.
- auditchair@lsi.com for communications to the Chairman of our Audit Committee.
- compensationchair@lsi.com for communications to the Chairman of our Compensation Committee.
- nominatingchair@lsi.com for communications to the Chairman of our Nominating and Corporate Governance Committee.

The Corporate Secretary's office will review each communication. Depending on the subject matter, that office will:

- Forward the communication to the director or directors to whom it is addressed.
- Attempt to handle the inquiry directly, without forwarding it, for example where it is a request for information about LSI or it is a stock-related matter.
- Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, the Corporate Secretary presents a summary of all communications received since the last meeting and makes those communications available to the directors on request. The Board has approved this process.

Compensation Committee Interlocks and Insider Participation

Messrs. Haggerty, Miner and Netravali and Ms. Whitney served on our Compensation Committee in 2009. None of these individuals has ever been an employee of LSI, none of them was involved in a transaction involving LSI that we are required to disclose under "related person transaction" rules and no "compensation committee interlocks" existed during 2009.

Director Compensation

We pay directors who are not employees of the company cash retainers and grant them equity awards. The table below provides details about our standard director compensation programs in 2009. Directors who are employees of the company receive no additional compensation for their service as a director.

Compensation Element	Amount
Annual retainer	$60,000
Additional annual retainer for the Chairman of the Board	$60,000
Additional annual retainer for the Chairman of each standing committee	$ 7,500(1)
Additional annual retainer for each member of the Audit Committee	$15,000
Additional annual retainer for each member of the Compensation Committee	$10,000
Additional annual retainer for each member of the Nominating and Corporate Governance Committee	$10,000
Number of shares covered by stock option granted to new directors	30,000
Number of shares covered by stock option granted annually to each director	30,000

(1) During 2009, this amount was increased to $15,000 per year for the Chairman of the Audit Committee.

Each non-employee director receives an option to purchase 30,000 shares of common stock when he or she first becomes a director. In addition, each year, each non-employee director automatically received an option to purchase 30,000 shares of common stock, if on the grant date he or she has been a director for at least six months. Options granted to directors upon joining the Board become exercisable at the rate of 25% per year. Annual option grants become exercisable in full six months after the date of grant. Options granted to directors may be exercised only while the director serves on the Board, within 12 months after death or following termination of service on the Board as a result of total disability or within 90 days after the individual ceases to serve as a director of LSI for a reason other than death, total disability or misconduct, but in no event after the seven-year term of the option has expired. Options granted to directors before May 2008 had a maximum term of 10 years. In 2010, we changed the grant date for the annual option grants to directors from April 1 to March 1 so that director grants would be made on the same day that we make annual grants to employees generally.

In 2009, the Compensation Committee reviewed the compensation of the directors. In its review, the committee found that the total compensation of our outside directors was significantly lower than the average total compensation received by outside directors at the companies in the peer group described under "Compensation Discussion and Analysis." The committee found that the discrepancy was most notable in the area of equity compensation. As a result of this review, the committee took several actions. It awarded each outside director an option covering 50,000 shares that became exercisable in full six months after the date of grant. It also increased the additional annual retainer we pay to the Chairman of the Audit Committee from $7,500 to $15,000 to reflect the greater number of meetings held by that committee compared to other committees and the resulting higher level of work required. The committee further addressed the issue of director compensation in early 2010, when it replaced the annual director stock option grant with a combination of stock options and restricted stock units, increased the additional annual cash retainer we pay the chairman of the Compensation Committee from $7,500 to $12,500, and provided that directors would receive an additional fee of $1,000 per Board meeting attended each year in excess of six.

The table below summarizes the compensation we paid for 2009 to each person who served as a non-employee director at any time during 2009.

Director Compensation for 2009

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (2)	Total ($)
Charles A. Haggerty	87,500	117,437	204,937
Richard S. Hill	75,000	117,437	192,437
Michael J. Mancuso	41,250	36,372(1)	77,622
John H.F. Miner	87,500	117,437	204,937
Arun Netravali	80,000	117,437	197,437
Matthew J. O'Rourke	75,000	117,437	192,437
Gregorio Reyes	120,000	117,437	237,437
Michael G. Strachan	73,750	126,530	200,280
Susan Whitney	80,000	81,065	161,065

(1) When he retired from the Board in May 2009, the option that accounted for the entire amount shown was canceled pursuant to its terms.

(2) The amounts shown in this column reflect the grant date fair value of stock options granted to the named individuals. You can find information about the assumptions we used in valuing these stock options in note 3 to the financial statements included in our 2009 Annual Report on Form 10-K. The following table presents additional information about stock options granted to our directors.

Name	Date of Stock Option Grant	Grant Date Fair Value of Stock Option Grant ($)	Number of Shares Subject to Stock Options Held at 12/31/09
Charles A. Haggerty	4/1/09	36,372	170,000
	8/20/09	81,065	
Richard S. Hill	4/1/09	36,372	178,880
	8/20/09	81,065	
Michael J. Mancuso	4/1/09	36,372(a)	43,200
John H.F. Miner	4/1/09	36,372	170,000
	8/20/09	81,065	
Arun Netravali	4/1/09	36,372	200,480
	8/20/09	81,065	
Matthew J. O'Rourke	4/1/09	36,372	330,000
	8/20/09	81,065	
Gregorio Reyes	4/1/09	36,372	310,000
	8/20/09	81,065	
Michael G. Strachan	2/11/09	45,465	80,000
	8/20/09	81,065	
Susan Whitney	8/20/09	81,065	80,000

(a) This grant was canceled when Mr. Mancuso retired from the Board in May 2009.

AUDIT COMMITTEE REPORT

The Audit Committee reviewed and discussed with management and PricewaterhouseCoopers LLP our audited financial statements for the year ended December 31, 2009. The Audit Committee has discussed with PricewaterhouseCoopers the matters required to be discussed under Statement of Auditing Standards No. 61 (Communication with Audit Committees), as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee has received from PricewaterhouseCoopers the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with PricewaterhouseCoopers their independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that our audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, for filing with the Securities and Exchange Commission.

Michael G. Strachan, Chairman
Richard S. Hill
Matthew J. O'Rourke

SECURITY OWNERSHIP

The following table sets forth information about the beneficial ownership of LSI common stock as of March 3, 2010, by all persons known to us to be beneficial owners of more than five percent of our common stock, by all directors, nominees for director and executive officers named in the Summary Compensation Table and by all current directors and executive officers as a group. On March 3, 2010, 657,048,074 shares of our common stock were outstanding.

Name	Number of Shares Beneficially Owned(1)	Percent of Common Stock Beneficially Owned
BlackRock, Inc.	111,960,102(2)	17.0%
Franklin Mutual Advisors, LLC	51,280,440(3)	7.8%
Charles A. Haggerty	192,500(4)	*
Richard S. Hill	171,380	*
John H.F. Miner	170,060(5)	*
Arun Netravali	196,440	*
Matthew J. O'Rourke	345,000(6)	*
Gregorio Reyes	365,000(7)	*
Michael G. Strachan	77,500(8)	*
Susan Whitney	58,500	*
Abhijit Y. Talwalkar	3,935,000	*
Bryon Look	1,933,810	*
Phil Bullinger	1,155,567	*
Andrew Micallef	503,999	*
D. Jeffrey Richardson	1,367,288	*
All directors and executive officers as a group (13 individuals)	10,955,712	1.6%

* less than 1%

(1) Includes beneficial ownership of the following numbers of shares of LSI common stock that may be acquired within 60 days of March 3, 2010, pursuant to stock options awarded under LSI stock plans:

Name	Number of shares subject to stock options
Mr. Haggerty	162,500
Mr. Hill	171,380
Mr. Miner	162,500
Mr. Netravali	192,980
Mr. O'Rourke	330,000
Mr. Reyes	310,000
Mr. Strachan	57,500
Ms. Whitney	57,500
Mr. Talwalkar	3,575,000
Mr. Look	1,775,000
Mr. Bullinger	1,002,250
Mr. Micallef	449,613
Mr. Richardson	1,225,000
All directors and executive officers as a group	9,878,073

(2) As reported in Schedule 13G/A filed January 8, 2010, with the Securities and Exchange Commission by BlackRock, Inc. BlackRock has sole voting and sole dispositive power over all shares. The address for BlackRock is 40 East 52nd Street, New York, NY 10022.

(3) As reported in Schedule 13G/A filed January 22, 2010, with the Securities and Exchange Commission by Franklin Mutual Advisers, LLC. Franklin Mutual has sole voting and sole dispositive power over all shares. The address for Franklin Mutual is 101 John F. Kennedy Parkway, Short Hills, NJ 07078.

(4) Includes 30,000 shares held in a trust, the trustees of which are Mr. Haggerty and his wife. They share investment and voting control over those shares.

(5) Includes 7,560 shares held in a trust, the trustees of which are Mr. Miner and his wife. They share investment and voting control over those shares along with Atherton Lane Advisors.

(6) Includes 15,000 shares held in a trust, the trustees of which are Mr. O'Rourke and his wife. They share investment and voting control over those shares.

(7) Includes 10,000 shares held in a trust, the trustees of which are Mr. Reyes and his wife. They share investment and voting control over those shares.

(8) Includes 20,000 shares held in a trust, the trustees of which are Mr. Strachan and his wife. They share investment and voting control over those shares.

PROPOSAL ONE — ELECTION OF DIRECTORS

Nominees

Our Board of Directors consists of nine members. All directors are elected annually and serve until the next annual meeting or until their successors have been duly elected and qualified.

The Board of Directors expects all nominees named below to be available to serve as directors if elected. If any nominee named below is unable or declines to serve as a director at the time of the annual meeting, the proxies will be voted for a nominee designated by the current Board of Directors to fill the vacancy.

Set forth below is information about the nominees for election as directors and the specific experience, qualifications, attributes or skills that the Board considered in determining to nominate each individual.

Name of Nominee	Age	Principal Occupation	Director Since
Charles A. Haggerty	68	President and Chief Executive Officer, LeConte Associates	2006
Richard S. Hill	58	Chief Executive Officer and Director, Novellus Systems, Inc.	2007
John H.F. Miner	55	Managing Director, Pivotal Investments LLC	2006
Arun Netravali	63	Managing Partner, OmniCapital Group LLC	2007
Matthew J. O'Rourke	71	Consultant	1999
Gregorio Reyes	69	Management Consultant	2001
Michael G. Strachan	61	Retired Partner, Ernst & Young LLP	2009
Abhijit Y. Talwalkar	46	President and Chief Executive Officer of LSI	2005
Susan Whitney	60	Retired General Manager, IBM System x	2008

There are no family relationships between or among any of our directors or executive officers. Messrs. Hill and Netravali joined our Board in 2007 as designees of Agere Systems in connection with our merger with Agere.

Mr. Haggerty has served as President and Chief Executive Officer of LeConte Associates, a consulting and investment firm, since January 2000. From 1993 to 2000, Mr. Haggerty was Chairman, President and Chief Executive Officer of Western Digital Corporation, a maker of hard drives for digital information storage. Previously he was with IBM Corporation, where he served in various general management roles including marketing, product development and operations capacities during a 28-year career. He serves on the boards of Beckman Coulter, Inc., Deluxe Corporation, Imation Corporation and Pentair, Inc. From his position as the head of a publicly-held maker of hard drives, he has experience with issues faced by those leading a public company and experience in an industry which is one of our target customers. He is also able to provide our Board with valuable insights gained over the last 15 years from his service as a director of other public companies and his service on a number of board committees.

Mr. Hill has been Chief Executive Officer and a director of Novellus Systems, Inc., a supplier of integrated circuit manufacturing equipment, since 1993 and has been Chairman of its board of directors since 1996. Before joining Novellus, Mr. Hill spent 12 years at Tektronix, Inc., where he held a variety of positions, including President of Tektronix Development Company, Vice President of the Test and Measurement Group and President of Tektronix Components Corporation. Prior to joining Tektronix, he held engineering management and engineering positions at General Electric, Motorola and Hughes Aircraft Company. Mr. Hill is a director of Arrow Electronics, Inc. and the University of Illinois Foundation. Novellus makes equipment used by semiconductor foundries in the process of making integrated circuits. From his position as the head of Novellus, he has experience with issues faced by those leading a public company and is familiar with trends and developments in the semiconductor foundry business.

Mr. Miner has been a managing director of Pivotal Investments LLC, a venture capital fund, since January 2009, and is a director of two private companies. From April 2003 to June 2005, Mr. Miner was the President of Intel Capital, a venture capital organization of Intel Corporation, a microprocessor manufacturer, and a Corporate Vice President of Intel. He retired from Intel in June 2005, after 22 years of service in various sales, engineering, marketing and general management roles. At Intel, Mr. Miner gained knowledge of a number of markets we serve, including the personal computer, server and networking markets. Through his experience in the venture capital industry, he has skills in evaluating business opportunities.

Mr. Netravali has been Managing Partner of OmniCapital Group LLC, a venture capital firm, since November 2004. From January 2002 to April 2003, Mr. Netravali was Chief Scientist for Lucent Technologies Inc., a provider of services, systems and software for communications networks. From June 1999 to January 2002, Mr. Netravali was President of Bell Labs as well as Lucent's Chief Technology Officer and Chief Network Architect. Mr. Netravali currently serves on the board of Level 3 Communications Inc. Mr. Netravali has an extensive background in the technology industry and in particular, the networking field we serve.

Mr. O'Rourke was a partner with the accounting firm Price Waterhouse LLP (a predecessor firm of PricewaterhouseCoopers LLP) from 1972 until his retirement in June 1996. Since his retirement, Mr. O'Rourke has been an independent business consultant. His experience in the accounting industry enables him to play a meaningful role in the oversight of our financial reporting and accounting practices. He was a director of Infonet Services, Inc. from 2000 through 2005.

Mr. Reyes has been a private investor and management consultant since 1994. He co-founded Sunward Technologies in 1985 and served as Chairman and Chief Executive Officer until 1994. Mr. Reyes is a director of Dialog Semiconductor Plc and Seagate Technology. Mr. Reyes has extensive experience in the technology industry and, through his position with Sunward and on other boards, with issues faced by those running a public company.

Mr. Strachan retired from Ernst & Young LLP in December 2008. During 2008, he was a member of Ernst & Young's America's Executive Board, which oversaw the firm's strategic initiatives in North and South America. From 2007 to December 2008, he was a member of Ernst & Young's U.S. Executive Board, which oversaw partnership matters in the U.S. for the firm. From 2000 through December 2008, he was Vice Chairman and Area Managing Partner for Ernst & Young offices between San Jose, California and Seattle, Washington, and was responsible for oversight of the firm's operations in that area. He began his career at Ernst & Young in 1976. His experience in the accounting industry enables him to play a meaningful role in the oversight of our financial reporting and accounting practices.

Mr. Talwalkar has been our President and Chief Executive Officer and a member of our Board of Directors since May 2005. Prior to joining LSI, Mr. Talwalkar was employed by Intel Corporation, a microprocessor manufacturer. At Intel, he was Corporate Vice President and Co-General Manager of the Digital Enterprise Group from January 2005 until May 2005, Vice President and General Manager of Intel's Enterprise Platform Group from May 2004 to January 2005, and Vice President and General

Manager of Intel's Platform Products Group, within Intel's Enterprise Platform Group, from April 2002 through May 2004. As the Chief Executive Officer of LSI, he has detailed and unique knowledge of the company's operations, opportunities and challenges.

Ms. Whitney is retired from IBM, where she most recently served from 2001 to 2007 as General Manager, IBM System x, IBM's x86-based server division. She began her career at IBM in 1972. Ms. Whitney has over 35 years of experience in computer hardware and software and is knowledgeable of related market requirements and trends and distribution systems, as well as financial business models. From running a global business, she also has insights into both developed and developing markets. She also has experience in markets we serve.

Board Recommendation

The Board of Directors unanimously recommends a vote "FOR" the election of each of the nominees listed above as a director of the company.

PROPOSAL TWO — RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee has selected PricewaterhouseCoopers LLP, an independent registered public accounting firm, to audit our consolidated financial statements for the 2010 fiscal year. A representative of PricewaterhouseCoopers is expected to be present at the annual meeting, will be permitted to make a statement if desired and will be available to answer appropriate questions. The Audit Committee has considered whether the non-audit services provided by PricewaterhouseCoopers are compatible with maintaining the independence of PricewaterhouseCoopers and has concluded that the independence of PricewaterhouseCoopers is maintained and is not compromised by the services provided.

The following table presents the fees billed by PricewaterhouseCoopers to LSI for 2009 and 2008.

Nature of Services	2009	2008
	(In thousands)($)	(In thousands)($)
Audit Fees	2,885	3,807
Audit-Related Fees	—	—
Tax Fees(1)	1,191	1,200
All Other Fees(2)	9	18
Total Fees Billed	4,085	5,025

(1) "Tax Fees" represent fees charged for tax advice, tax compliance, domestic and international tax planning and global tax audit defense.

(2) "All Other Fees" include charges for access to an accounting research tool, and in 2008, to a global best practices tool, provided by PricewaterhouseCoopers.

Under its charter, the Audit Committee must pre-approve all engagements of the independent auditors unless an exception to such pre-approval requirement exists under applicable law. Each year, the committee approves the retention of the independent auditors to audit our financial statements, including proposed fees, before the filing of the preceding year's annual report on Form 10-K. At the beginning of the year, the committee will evaluate other known potential engagements of the independent auditors, including the scope of the work proposed to be performed and the proposed fees, and approve or reject each engagement, taking into account whether the services are permissible under applicable law and the possible impact of each non-audit service on the independent auditors' independence from management. At each subsequent meeting, the committee will receive updates on the services actually provided by the independent auditors, and management may present additional services for approval. Typically, these would be services that would not have been known at the beginning of the year, such as due diligence for an acquisition.

Under the committee's charter, the Chairman of the committee has the authority to evaluate and approve engagements on behalf of the committee in the event that a need arises for pre-approval between committee meetings. This might occur, for example, if we proposed to execute a financing transaction on an accelerated schedule. If the Chairman approves any engagements under this authority, he will report that approval to the full committee at the next committee meeting. In 2009 and 2008, all engagements of our independent auditors were approved in accordance with our pre-approval requirements.

Board Recommendation

The Board of Directors recommends a vote "FOR" the ratification of the selection of PricewaterhouseCoopers LLP as LSI's independent auditors for 2010.

PROPOSAL THREE — APPROVAL OF OUR AMENDED 2003 EQUITY INCENTIVE PLAN

The Board of Directors has amended our 2003 Equity Incentive Plan, subject to approval by our stockholders. The amended plan will become effective upon approval by stockholders. We currently grant stock options and restricted stock units under the plan to employees and to members of our Board of Directors.

If our stockholders do not approve the amended plan, we would not have enough shares available under the plan to meet our anticipated needs through next year's annual meeting. On March 25, 2010, the closing price of a share of our common stock on the New York Stock Exchange was $6.46.

Summary of Changes

The material changes we are proposing to the plan are:

- Making a total of 45 million shares available for new awards under the plan after the amended plan is approved by stockholders. Of that amount, 30 million shares will be available for grants of restricted stock and restricted stock units. We anticipate that this will meet our needs for at least two years. As of March 15, 2010, a total of 9,557,698 shares were available under the plan, of which 6,717,702 shares were available for awards of restricted stock and restricted stock units. All of the shares available could be used for the grant of stock options.
- Updating the performance measures that can be used to determine the vesting of awards intended to qualify for deductibility under Section 162(m) of the Internal Revenue Code to better match the metrics we use to manage our business.

Stockholder approval of the plan will also have the effect of extending the period during which incentive stock options can be granted to 10 years following stockholder approval of the plan. Stockholder approval of the amended plan also will constitute re-approval of the plan and its material terms for purposes of Section 162(m) of the Internal Revenue Code, which will allow us to grant performance-based awards under the plan that we can deduct for tax purposes.

Plan Description

The following is a description of the material terms of the amended plan.

Awards

The plan permits the grant of the following types of awards:

- Stock options
- Restricted stock and restricted stock units
- Stock appreciation rights

Shares Available

A total of 45 million shares will be available for awards granted under the plan on or after the date that stockholders approve the amended plan. Of this amount, no more than 30 million shares may be used for the grant of restricted stock or restricted stock units. Shares that are subject to awards that are canceled, that expire or otherwise terminate without the issuance of shares, and restricted stock that is forfeited, will be added back to the "pool" of shares from which we can grant awards. Shares of restricted stock that are forfeited and shares that are subject to canceled or forfeited restricted stock units will also be added back to the pool of shares available for those types of awards. Shares used to pay the exercise price or taxes on an award will not be added back to the pool.

Plan Administration

The plan is administered by the Compensation Committee. The committee can delegate its authority to grant and administer awards to people who are not subject to Section 16 of the Securities Exchange Act of 1934. Currently, our directors and executive officers are subject to that law. The committee may not implement an exchange or repricing program without the approval of our stockholders. Under these types of programs, outstanding awards are amended to provide for a lower exercise price, or exchanged for a different type of award, cash or a combination of cash and a different type of award.

The committee can waive any performance requirement or accelerate the vesting or exercisability of any award granted under the plan.

Eligibility

All of our employees and directors are eligible to receive awards under the plan. As of March 1, 2010, we had a total of 5,451 employees and directors.

Capital Changes

If we pay a stock or extraordinary dividend or make any other distribution, or effect a stock split, reorganization or other change in our capital structure, the committee will adjust the number and class of shares available for issuance under the plan, the number, class and price of shares or other property or cash subject to outstanding awards and the per-person limits on awards, as appropriate, to reflect the transaction.

Stock Options

Stock options give the holder the right to purchase shares from us at a specified price and for a specified period of time. The plan permits the grant of both incentive stock options and nonqualified stock options. Incentive stock options are stock options that are intended to qualify for treatment under Section 422 of the Internal Revenue Code. Nonqualified stock options are stock options that are not incentive stock options. Employees and directors can receive nonqualified stock options. Only employees can receive incentive stock options. Our current practice is to grant only nonqualified stock options.

The committee will fix the term of each option at the time of grant. The term cannot be longer than seven years from the date of grant, or five years in the case of an incentive stock option granted to a stockholder who holds more than 10% of the combined voting power of the company or any of its subsidiaries. Typically, the stock option will not be exercisable for some period of time or until a condition, such as achievement of a performance target, is met. After an option is granted, the committee, in its sole discretion, may accelerate the exercisability of the option. Our current practice is to grant employees options with a seven-year term that become exercisable at the rate of 25% per year until fully exercisable. Our current practice for options granted to directors is described below under "Future Plan Awards."

The exercise price for each option may not be less than 100% of the fair market value of a share of common stock on the date the option is granted, or less than 110% of such fair market value in the case of grants of incentive stock options to a stockholder who holds more than 10% of the combined voting power of the company or any of its subsidiaries. No person can be granted stock options covering more than 4 million shares in any fiscal year.

When a holder exercises a stock option granted under the plan, the holder must pay the exercise price in full and make arrangements acceptable to us for the satisfaction of applicable tax withholding requirements. The method of payment is determined by the committee, and may be in cash, cash equivalent, other shares of common stock or any other form that is considered legal consideration for the shares and is permitted under Delaware law.

When an individual's employment with the company or service as a director ends, all stock options that are not then exercisable will terminate. To the extent that it is then exercisable, a stock option may remain exercisable for a period determined by the committee, but not longer than the original term of the option.

Stock Appreciation Rights

Stock appreciation rights give the holder the right to receive any future appreciation in the value of the shares subject to the award. The appreciation may be paid in cash or shares of equal value or a combination of the two. The value we will pay upon the exercise of a stock appreciation right is equal to the product of the number of shares for which the award is exercised and the difference between the fair market value of a share of our stock on the day of exercise (or the day before) and the base price, which cannot be lower than the fair market value of a share on the date of grant. No person can receive stock appreciation rights covering more than 4 million shares in a fiscal year.

Like stock options, the maximum term of a stock appreciation right is seven years and a stock appreciation right typically will not be exercisable for some period of time after grant. When an individual's employment with the company or service as a director ends, all stock appreciation rights that are not then exercisable will terminate. To the extent that it is then exercisable, a stock appreciation right may remain exercisable for a period determined by the committee, but not longer than the original term of the right.

Restricted Stock

Restricted stock is stock that can be forfeited if the holder leaves the company before the end of a specified vesting period or if specified performance goals are not met. No participant may be granted more than 1 million shares of restricted stock and restricted stock units in any fiscal year.

Restricted Stock Units

A restricted stock unit entitles the holder to receive a share of stock after the passage of a vesting period. A restricted stock unit award may also require that one or more performance goals be met for the award to vest. When a restricted stock unit vests, we deliver the underlying shares to the holder after making arrangements for the payment of applicable withholding taxes. We typically withhold shares having a value equal to the applicable tax withholding.

The committee can pay earned restricted stock units in cash, shares or a combination of cash and shares. No participant may be granted more than 1 million restricted stock units and shares of restricted stock during any fiscal year.

Performance Goals

Awards under the plan may be made subject to the attainment of performance goals relating to one or more performance measures including:

- Cash flow
- Earnings per share
- Operating income
- Profit

- Return on capital
- Return on equity
- Return on sales
- Revenue
- Total shareholder return

Performance goals may differ from participant to participant, from performance period to performance period and from award to award. Any criteria used may be measured, as applicable:

- In absolute terms
- In relative terms (including, but not limited to, passage of time and/or against another company or companies)
- On a per-share basis
- Against the performance of the company as a whole or a segment of the company
- On a pre-tax or after-tax basis

The committee may also include or exclude from any GAAP measures any elements that would normally be excluded or included in the GAAP measures, whether or not such determinations result in any performance goal being measured on a basis other than GAAP.

Making awards subject to performance goals may allow compensation payable under the awards to be viewed as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code, which limits the deductibility for tax purposes of non-performance-based compensation paid to some of our executive officers.

Transferability of Awards

Awards granted under the plan will generally not be transferable, although the committee may allow for limited transferability, and all rights with respect to an award generally will be available, during the lifetime of the holder, only to the holder of the award.

Change in Control

In the event of a merger or change in control of the company, the committee will determine how each outstanding award will be treated. The committee may provide, for example, that each award will be assumed or an equivalent option or right substituted by the successor corporation or a parent or subsidiary of the successor corporation. The committee need not treat all awards similarly in the transaction.

In the event the successor corporation does not assume or substitute for the award, (1) the holder will fully vest in and have the right to exercise all of his or her outstanding options or stock appreciation rights, including shares as to which such awards would not otherwise be vested or exercisable, (2) all restrictions on restricted stock and restricted stock units will lapse, and (3) if the award has performance-based vesting, all performance goals or other performance-based vesting criteria will be deemed achieved at target levels and all other terms and conditions met. In addition, if an option or stock appreciation right becomes fully vested and exercisable in lieu of assumption or substitution in the event of a merger or change in control, the committee can determine the period in which the award can be exercised.

Amendment and Termination of the Plan

The committee may amend, suspend or terminate the plan at any time, but such amendment, suspension or termination may not impair the rights of any participant without the participant's consent.

In addition, without further stockholder approval, incentive stock options may not be granted under the plan after the 10th anniversary of the most recent date on which the plan was approved by our stockholders.

Tax Effects

The following paragraphs summarize the material federal income tax consequences to U.S. tax-payers and the company of awards granted under the plan. Tax consequences for any particular individual may be different.

The following discussion assumes that the fair market value of the company's common stock on the date of exercise is greater than the per share exercise price.

Nonqualified Stock Options. No taxable income is reportable when a nonqualified stock option with an exercise price equal to or greater than the fair market value of the underlying stock on the date of grant is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the excess of the fair market value on the exercise date of the shares purchased over the exercise price of the option. Any taxable income recognized in connection with an option exercise by an employee is subject to tax withholding by the company. Any additional gain or loss recognized upon any later disposition of the shares purchased would be capital gain or loss.

Incentive Stock Options. No taxable income is reportable when an incentive stock option is granted or exercised (except for purposes of the alternative minimum tax, in which case taxation is similar to the taxation for nonqualified stock options). If the participant exercises the option and then later sells or otherwise disposes of the shares more than two years after the grant date and more than one year after the exercise date, the difference between the sale price and the exercise price will be taxed as capital gain or loss. If the participant exercises the option and then later sells or otherwise disposes of the shares before the end of the two- or one-year holding periods described above, he or she generally will have ordinary income at the time of the sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the option.

Stock Appreciation Rights. No taxable income is reportable when a stock appreciation right with an exercise price equal to or greater than the fair market value of the underlying stock on the date of grant is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the amount of cash received and the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock and Restricted Stock Units. A participant generally will not have taxable income at the time restricted stock or restricted stock units are granted. Instead, he or she will recognize ordinary income in the first taxable year in which his or her interest in the shares underlying the award becomes either (i) freely transferable, or (ii) no longer subject to substantial risk of forfeiture. However, the recipient of a restricted stock award may elect to recognize income at the time he or she receives the award in an amount equal to the fair market value of the shares underlying the award (less any cash paid for the shares) on the date the award is granted.

Tax Effect for LSI. LSI generally will be entitled to a tax deduction in connection with an award under the plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes the income (for example, the exercise of a nonqualified stock option). Special rules limit the deductibility of compensation paid to our Chief Executive Officer and other specified highly compensated executive officers. Under Section 162(m) of the Internal Revenue Code, the annual compensation paid to any of those executives will be deductible only to the extent that it does not exceed $1 million. However, we can preserve the deductibility of certain compensation in excess of $1 million if the conditions of Section 162(m) are met. These conditions include stockholder approval of the plan and its material terms, setting limits on the number of awards that any individual may receive and for awards other than certain stock options, establishing performance criteria that must be met before the award actually will vest or be paid. We have designed the plan to permit the committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting us to receive a federal income tax deduction in connection with those awards.

Section 409A. Section 409A of the Internal Revenue Code provides certain requirements on non-qualified deferred compensation arrangements. These include requirements with respect to an individual's election to defer compensation and the individual's selection of the timing and form of distribution of the deferred compensation. Section 409A also generally provides that distributions must be made on or following the occurrence of certain events (e.g., the individual's separation from service, a predetermined date or the individual's death). Section 409A imposes restrictions on an individual's ability to change his or her distribution timing or form after the compensation has been deferred. For certain individuals who are officers, Section 409A requires that such individual's distribution commence no earlier than six months after such officer's separation from service.

Awards granted under the plan with a deferral feature will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation. Certain states, including California have similar laws. Unless the committee decides otherwise, awards will be administered so that they will meet the requirements of Section 409A and not be subject to the tax and interest described above.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF UNITED STATES FEDERAL INCOME TAXATION UPON PARTICIPANTS AND THE COMPANY WITH RESPECT TO THE GRANT AND EXERCISE OF AWARDS UNDER THE 2003 EQUITY INCENTIVE PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF A PARTICIPANT'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

Future Plan Awards

The awards to be made under the plan in the future to current or future employees will be decided at the time and cannot be determined at this time.

The Board has adopted a policy under the plan providing that each newly elected director will receive an option covering 30,000 shares on the date of his or her election, and each non-employee director who has been on the Board for at least six months will receive each March 1, a combination of a stock option and restricted stock units having a value of approximately $160,000, with approximately 60% of the value being in the form of a stock option and 40% of the value being in the form of restricted stock units. The term of these options is seven years. Options granted to new directors become exercisable at the rate of 25% per year, and annual options become exercisable in full six months after the date of grant, in each case assuming continued service on the Board. Annual restricted stock units granted to directors vest after one year.

Board Recommendation

The Board of Directors recommends a vote "FOR" the approval of the amended 2003 Equity Incentive Plan.

PROPOSAL FOUR — APPROVAL OF OUR AMENDED EMPLOYEE STOCK PURCHASE PLAN

The Board of Directors has amended our Employee Stock Purchase Plan, subject to approval by our stockholders. If it is approved by stockholders, the amended plan will become effective at the beginning of the next purchase period on May 15, 2010. The plan permits participating employees periodically to purchase shares of our common stock at a discount through payroll deductions. The amended plan is intended to comply with the rules contained in Section 423(b) of the Internal Revenue Code with respect to participation by U.S. employees.

Summary of Changes

The material changes we are proposing to the Employee Stock Purchase Plan are:

- Making a total of 30 million shares available for use under the plan after the amended plan becomes effective.
- Providing better coordination between the plan and a sub-plan through which employees outside the United States and Canada will participate in the plan.
- Extending the term of the plan through May 12, 2020.

Plan Description

The following is a description of the material terms of the amended plan.

Shares Available

If the amended plan is approved by stockholders, a total of 30 million shares will be available for purchase under the plan after the amended plan becomes effective. As of March 15, 2010, 17,786,718 shares remained available for purchase under the plan.

Plan Administration

The plan is administered by the Board. The Board can delegate its authority. The Board can adopt rules, procedures and/or sub-plans to satisfy applicable non-U.S. laws or to achieve tax or other objectives for locations outside of the United States. The Board currently has delegated its authority to administer the plan to the Compensation Committee.

Eligibility

Any person who is employed by LSI or a subsidiary that has been designated by the Board to participate in the plan, and whose employment is for at least 20 hours per week and more than five months in a calendar year, is eligible to participate in the plan. Employees outside the United States and Canada will participate in the International Employee Stock Purchase Plan sub-plan. The sub-plan may, but is not required to, comply with Section 423(b) of the Internal Revenue Code. We have adopted the sub-plan to enable us to comply with local laws in countries that have laws that are inconsistent with Section 423. The principal economic terms of the plan and the sub-plan, including the purchase price, purchase dates, length of purchase periods and offering periods and maximum length of an offering period, are identical. As of March 1, 2010, approximately 5,100 employees were eligible to participate in the plan.

Purchase Terms

The plan involves the use of overlapping offering periods of approximately 12 months each commencing approximately every six months. Each offering period consists of two purchase periods of approximately six months. The Board can change the length of offering periods and purchase periods, but no offering period can be longer than 27 months. Offering periods and purchase periods begin on May 15 and November 15 each year.

At the beginning of each offering period, participating employees are granted the opportunity to purchase shares with accumulated payroll deductions at the end of each purchase period in the offering period.

The per share purchase price for shares purchased under the plan is the lower of:

- 85% of the fair market value of a share of our common stock at the beginning of the applicable offering period,
- 85% of the fair market value of a share of our common stock on the purchase date.

If shares are to be added to the plan at a time when the fair market value of a share of common stock is higher than it was at the beginning of the offering period, then unless otherwise directed by the Board, the purchase price for the added shares during any then existing offering period will be set at the lesser of 85% of the fair market value of a share of common stock on the date the added shares are authorized by stockholders or 85% of the fair market value of a share on the applicable purchase date.

The fair market value of our common stock for any relevant date generally will be the closing price per share on that date on the New York Stock Exchange.

Payment of Purchase Price; Payroll Deductions

Employees purchase shares under the plan using payroll deductions. The deductions currently may not exceed 15% of a participant's eligible compensation, which includes regular and recurring straight time earnings, payments for overtime, shift premium, incentive compensation, incentive payments, bonuses and commissions, and excludes other compensation.

All payroll deductions are credited to the participant's account under the plan. No interest accrues on the payroll deductions. All payroll deductions received or held by the company may be used for any corporate purpose and need not be segregated.

Purchase of Stock

On each purchase date, a participant will purchase the number of full shares that their accumulated payroll deductions can purchase at the purchase price determined as described above. There are limits on how many shares a participant can purchase:

- No participant can purchase more than 2,000 shares in any purchase period.
- No participant can make aggregate purchases of stock of the company and its majority-owned subsidiaries under the plan and any other employee stock purchase plans qualified as such under Section 423(b) of the Internal Revenue Code in excess of $25,000 (determined using the fair market value of the shares at the time the option is granted) during any calendar year in which the option to purchase shares is outstanding.
- No employee who owns 5% or more of the total combined voting power or value of all classes of shares of our stock or our subsidiaries' stock, including shares that may be purchased under the plan or pursuant to any other options, will be permitted to purchase shares under the plan.

To the extent permitted by any applicable laws, regulations, or stock exchange rules, if the fair market value of the common stock on any purchase date is lower than the fair market value of the common stock at the beginning of the offering period, then all participants in the offering period will be automatically withdrawn from the offering period immediately after the exercise of their option on the purchase date and automatically re-enrolled in the immediately following offering period.

Withdrawal

A participant may withdraw from the plan during a purchase period, subject to limitations prescribed by the company. If a participant withdraws from the plan, we will return to them their accumulated contributions, without interest. If a participant withdraws, they cannot participate in the plan again until the next offering period.

Termination of Employment

If a participant's employment with the company or a participating subsidiary terminates for any reason, including retirement or death, his or her participation in the plan will end immediately and any accumulated payroll deductions will be returned without interest.

Capital Changes

If any change is made in our capitalization, as a result of a stock split, reverse stock split, stock dividend, combination or reclassification or any other increase or decrease in the number of shares of common stock outstanding without receipt of consideration by the company, or if the company effects one or more reorganizations, recapitalizations, or rights offerings, proportionate adjustments will be made to the maximum number of shares available for issuance under the plan, the maximum number of shares each participant may purchase during each purchase period, as well as the price per share and the number of shares of stock covered by each option under the plan.

In the event of the proposed dissolution or liquidation of the company, the Board will shorten any offering period then in progress by setting a new purchase date and any offering periods will end on the new purchase date unless otherwise determined by the Board. The new purchase date will be prior to the dissolution or liquidation.

In the event of a merger or change in control, either the successor will assume the plan or the Board will shorten the offering periods then in effect and set a new purchase date. The new purchase date will be prior to the merger or change in control.

Sub-plans

The Board may adopt rules, procedures and/or sub-plans relating to the operation and administration of the plan to accommodate the specific requirements of local laws or procedures in jurisdictions outside of the United States or to achieve certain tax or other objectives for jurisdictions outside of the United States. The provisions of the sub-plans may differ from those of the plan, except with regard to the maximum length of the offering periods (which may not exceed 27 months), the number of shares reserved for issuance under the plan, and the amendment and termination of the plan.

Amendment and Termination of the Plan

The Board may at any time amend or terminate the plan, except that the amendment or termination generally may not adversely affect an employee's participation in an offering period for which the employee has already enrolled. The Board can terminate an offering period on any purchase date if it determines that the termination of the offering period or of the plan is in the best interests of the company and its stockholders. In addition, if the plan is terminated, the Board may terminate all outstanding offering periods either immediately or upon completion of the purchase of shares on the next purchase date or may elect to permit offering periods to expire in accordance with their terms.

Without stockholder consent and without regard to whether any participant rights may be considered to have been "adversely affected," the Board can change the duration of offering periods or purchase periods, limit the frequency and/or number of changes in the amount withheld during an offering period, establish the exchange rate applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a participant in order to adjust for delays or mistakes in the company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of common stock for each participant properly correspond with amounts withheld from the participant's compensation and establish such other limitations or procedures consistent with the plan.

If the Board determines that the ongoing operation of the plan may result in unfavorable financial accounting consequences, the Board may, in its discretion, modify or amend the plan to reduce or eliminate the accounting consequences, including, but not limited to:

- Altering the purchase price for any offering period, including an offering period underway at the time of the change.
- Shortening any offering period so that the offering period ends on a new purchase date, including an offering period underway at the time.
- Reducing the maximum percentage of compensation a participant may elect to have deducted from their pay, and reducing the maximum number of shares a participant may purchase.

Tax Effects

The following paragraphs summarize the material U.S. federal income tax consequences to participants and the company with respect to shares purchased under the plan. The summary does not purport to be complete, and does not discuss the tax consequences of a participant's death or the income tax laws of any state or foreign country in which a participant may reside.

The plan, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Internal Revenue Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the plan are sold or otherwise disposed of.

When a participant sells or otherwise disposes of shares purchased under the plan, the participant will generally be subject to tax and the amount of the tax will depend upon the length of time that the shares have been held.

If the shares are sold or otherwise disposed of more than two years from the first day of the applicable offering period and more than one year after the purchase date, the participant will recognize ordinary income equal to the lesser of the following two amounts:

- the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price.
- an amount equal to 15% of the fair market value of the shares as of the first day of the applicable offering period.

Any further gain will be treated as long-term capital gain.

If the shares are sold or otherwise disposed of before the expiration of these holding periods, the excess of the fair market value of the shares on the purchase date over the purchase price will generally be treated as ordinary income, and any further gain or any loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares have been held from the date of purchase.

Different rules may apply with respect to participants subject to Section 16(b) of the Securities Exchange Act of 1934.

LSI generally is not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant, except to the extent of ordinary income reported by participants upon disposition of shares prior to the expiration of the two holding periods described above.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF FEDERAL INCOME TAXATION UPON PARTICIPANTS AND THE COMPANY UNDER THE EMPLOYEE STOCK PURCHASE PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF A PARTICIPANT'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

Future Participation in the Plan

Participation in the plan is voluntary and dependent on each eligible employee's election to participate and his or her determination as to the level of payroll deductions. Accordingly, future purchases under the plan cannot be determined at this time.

Board Recommendation

The Board of Directors recommends a vote "FOR" the approval of the amended Employee Stock Purchase Plan.

EQUITY COMPENSATION PLAN INFORMATION AS OF DECEMBER 31, 2009

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	44,179,377	$5.45	35,065,546(1)
Equity compensation plans not approved by security holders(2)	32,642,074	$8.89	—
Total	76,821,451(3)	$6.91	35,065,546(1)

(1) Of this amount, 15,207,272 shares were available for awards of restricted stock or restricted stock units under our 2003 Equity Incentive Plan. Those shares were also available for stock option awards. The amount shown also includes 17,786,718 shares that were available for purchase under our Employee Stock Purchase Plan.

(2) In connection with a number of acquisitions we have made, we have assumed equity awards originally granted by the acquired company. The table does not include information about those awards. At December 31, 2009 and pursuant to those awards, up to 16,972,971 shares were issuable upon exercise of outstanding stock options and stock appreciation rights, with a weighted average exercise price of $20.84 per share and up to 716,957 shares were issuable upon vesting of restricted stock units. We will not issue any further awards under the plans pursuant to which these awards were issued.

(3) Includes 74,552,564 shares that were issuable upon exercise of outstanding stock options and stock appreciation rights and up to 2,268,887 shares that were issuable upon vesting of restricted stock units.

You can find additional information about our equity compensation plans in note 3 to the financial statements included in our annual report on Form 10-K for the year ended December 31, 2009.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

As a result of the global economic downturn that began in late 2008, our revenues in 2009 were lower than they were in 2008. In response to the downturn, we took a number of actions in early 2009 to reduce our expenses. These actions included a corporate-level restructuring designed to increase synergies across our semiconductor business, reductions in our workforce, temporary and permanent reductions in employee compensation and reductions in discretionary spending. These reductions allowed us to preserve liquidity and continue investing in new products to drive future business results.

The primary areas in which we reduced the compensation of our executive officers were:

- Bonuses. Executive officers did not receive bonuses for 2009. In early 2009, the Compensation Committee considered establishing a bonus program for 2009, but chose not to do so in light of economic conditions at the time.
- Equity awards. We awarded executive officers equity compensation in 2009 with less value than the aggregate value of the equity compensation we awarded them in 2008. Because our stock price in early 2009 was significantly lower than in early 2008, awarding our executive officers equity compensation at the level awarded in 2008 would have required using significantly more shares than in 2008. The committee chose to reduce the value of the awards in order to avoid using significantly more shares for equity compensation. In addition, the committee used stock options as the sole form of equity compensation to focus management on taking actions intended to improve our stock price and to make any gains from equity compensation depend on increases in stockholder value.

In 2009, we did not increase the base salaries of employees generally, including our executive officers. We did, however, increase the base salaries and target bonus percentages of several executive officers to reflect the increased responsibilities that those individuals assumed after the restructuring, to reflect competitive practices and to maintain appropriate relationships with the compensation of other executive officers.

2010 Compensation Program Changes

We believe our business has stabilized and begun growing and we have established a program under which our executive officers can earn bonuses in 2010. Because our stock price in early 2010, when we made our 2010 equity grants, was higher than at the corresponding point in 2009, we were able to increase the value of the equity compensation awarded to our executive officers to levels we believed were more competitive, while in most cases using fewer shares than in 2009.

In 2010, we have instituted stock ownership guidelines for our executive officers and directors. We have also conditioned the vesting of a portion of the equity compensation that we awarded our executive officers on the company meeting a financial performance test.

* * *

Our compensation program is intended to support our strategic goals and provide all of our executive officers with a comprehensive compensation package that will motivate them to drive both short-term and long-term business success while at the same time allowing us to attract, retain and reward talented individuals to lead the business.

In light of these objectives, we utilized the following guidelines in designing our compensation program for executive officers:

- We should have base salaries and employee benefit programs that are competitive with the programs offered by companies with which we compete for executive talent.
- We should provide executives with the opportunity to earn short-term cash incentives based primarily on our achievement of corporate financial, strategic and operational goals. Typically, the strategic and operational goals are intended to help drive our longer term performance and include, for example, obtaining design wins and meeting product development deadlines. For more senior executives, the target bonus opportunity should be a greater percentage of their total cash compensation opportunity than for lower level employees so that more of their cash compensation depends on achievement of corporate goals. For example, the target bonus of our Chief Executive Officer is 56% of his total cash compensation opportunity, while the target bonus of the other executive officers ranges from 43% to 50% of their total cash compensation opportunity.
- We should offer equity opportunities that provide long-term incentives for creating additional stockholder value. We believe that offering our executive officers the ability to realize value from increases in the market price of our shares through equity awards aligns the interests of our executive officers with the long-term interests of our stockholders. We expect that the use of performance-based equity awards in 2010 will further focus management on driving improved financial performance.

Our Compensation Committee is responsible for the executive compensation program.

Compensation Elements

Our executive officer compensation program includes the following types of pay:

- Base salary.
- Bonus incentives.
- Equity incentives.
- Severance benefits.
- An allowance in lieu of executive perquisites.
- Other benefits that are generally available to all of our employees.

Except for benefits available to employees generally, the Compensation Committee reviews each element of executive compensation separately and total compensation as a whole. The committee determines the appropriate mix of elements with a view to rewarding individual and company performance and to ensuring that, with respect to base salary, target bonus and equity compensation, we remain competitive with the executive officer compensation practices of our designated peer group of companies described below under "Our Benchmarking Practices." The committee also reviews tally sheets that list the value of each element of compensation we paid each of our executive officers in a year, as well as information about historical equity grants and potential gains at various stock prices.

In determining the extent of the use and the weight of each element of compensation, the committee considers the effect and importance of each element in meeting our compensation objectives. For example, base salary and generally available benefits allow us to remain competitive in the marketplace in order to continue to attract top talent. We structure our bonus incentives to reward executive officers for achieving corporate and organizational performance goals and consider individual performance when determining the actual amount to be paid.

Cash Compensation

We typically set base salaries and target bonus percentages for individual officers when we hire them or when we promote them from other positions at the company. We review base salaries and target bonus percentages annually and at other times if individual circumstances make doing so appropriate. Circumstances under which we might make changes include:

- When an individual's role in the company changes and they have more or less responsibility or have more or less potential to affect our results.
- When doing so maintains what we believe to be appropriate relationships between the compensation provided to different executive officers.
- When we believe doing so is necessary for retention reasons.
- When market data indicates that we are not compensating an individual competitively.

Our bonus programs typically use non-GAAP operating income as the primary performance measure. We believe use of this measure balances the goals of increasing revenue and improving operating results.

Before 2009, we provided our executive officers with a number of executive perquisites, including a car allowance, executive physicals, travel lounge memberships, financial planning and tax counseling. In 2009, we replaced these benefits with a cash allowance. Making this change reduces the burden of administering individual programs while providing our executives the flexibility to use the money for those services that are most important to them. The amount of the allowance is $25,000 per year for our Chief Executive Officer and $20,000 per year for each of the other executive officers. We do not provide a tax gross-up on these amounts. Mr. Micallef is a U.S. citizen working in Singapore and receives benefits under our international assignee policy. We reduced his payment in lieu of perquisites because we had leased a car for him under that policy.

Equity Compensation

Our equity incentives include stock options and restricted stock units that are multi-year awards intended to provide incentives to our executive officers to increase stockholder value and to continue to serve as an employee of LSI until their options become exercisable or their restricted stock units vest. We believe that the use of restricted stock units in addition to stock options helps further our retention goals, because stock options alone serve little or no retention function if their exercise price is below the current stock price.

We typically grant equity awards to employees broadly in early March of each year. We make other grants during the year principally for new hires and for retention. We generally make these grants at the beginning of each month and at regularly scheduled board meetings. We do not decide when to make equity grants based on our plans for the public release of material information and do not time our release of material information to the public based on when we make equity grants.

Our Compensation Committee may take action to grant awards on a future date. This allows us to grant restricted stock units on a limited number of days in a calendar month, thereby reducing the number of restricted stock unit vesting events we have. It also enables all employees, including our executive officers, to have the same grant date for equity awards that are part of our annual grant program. Under that program, awards for different groups of employees may be approved on different days, but all awards have the same grant date.

Total Compensation Opportunity

The committee generally considers whether a proposed mix of all of the elements of a compensation package meets our compensation objectives when taken as a whole. In determining levels of executive compensation, the committee reviews and considers existing equity awards but does not have a formal policy concerning the impact of grants made in the past on future compensation.

In 2009, we targeted total compensation opportunity, including base salary, target bonus percentage and equity compensation, in the third quartile, that is between the 50th and 75th percentiles, of our designated peer group. The committee also sought to have each element of compensation, with stock options and restricted stock units being considered together for this purpose, fall within the third quartile of our designated peer group. Over the longer term, the committee intends to target base salaries towards the lower end of the third quartile of our designated peer group and weight more of the total compensation opportunity towards variable, incentive compensation. To the extent that we do not attain our operating goals or our stock price does not increase, our executive officers may not achieve payouts in the third quartile. We chose to target total compensation in the third quartile in order to offer competitive pay opportunities and to recognize the difficulty of the goals in some of our incentive plans. The actual level provided to any individual depended on a number of factors, including individual performance, experience, value to the business and competitive conditions.

Severance Benefits

We believe that reasonable severance arrangements can be beneficial both for executive officers and for the company. By providing some post-employment monetary security, these arrangements enable employees to focus more energy on the company's business, particularly in times of uncertainty. Having a pre-determined amount of compensation that an executive officer will receive following a termination of employment may also reduce the amount of cost and effort we must expend in individual negotiations.

Company-wide Benefits

Our executive officers also are eligible to participate in the health and welfare programs that we make available to our employees generally, although with higher benefit levels in the case of life insurance and accidental death and dismemberment insurance. They can also participate in our 401(k) program and our employee stock purchase plan on the same terms as other employees.

Our Benchmarking Practices

In analyzing our executive officer compensation programs, the Compensation Committee reviews information prepared by the committee's outside consultant about the executive compensation practices of a designated peer group of companies. In 2009, the committee used Hewitt Associates as its outside consultant. Our peer group includes companies in industry groups similar to the ones in which we conduct business and that, at the time the peer group was selected, ranged in market capitalization from about one-third to three times our market capitalization. This group of companies was recommended by Hewitt and reviewed and approved by the Compensation Committee and consists of:

- Advanced Micro Devices, Inc.
- Altera Corporation
- Amkor Technology, Inc.
- Analog Devices, Inc.
- Atmel Corporation
- Broadcom Corporation
- Fairchild Semiconductor International
- International Rectifier Corporation
- Marvell Technology Group Ltd.
- MEMC Electronic Materials, Inc.
- National Semiconductor Corporation
- Network Appliance, Inc.
- NVIDIA Corporation
- ON Semiconductor Corporation
- Sandisk Corporation
- Spansion Inc.
- Western Digital Corporation
- Xilinx, Inc.

The benchmarking studies conducted by Hewitt provided information for each of base salary, target bonus and equity compensation, as well as total compensation. Where Hewitt was not able to obtain information about the compensation practices of a sufficient number of companies in our peer group, Hewitt also presented information about our compensation practices compared to those of a larger number of high-tech companies that participated in the Radford Executive Survey. In these cases, the committee based its compensation decisions on comparisons between our practices and those of the companies in our designated peer group for which data was available, and used the comparison with the larger number of high-tech companies as additional information.

2009 Compensation Decisions

Base Salary

The committee re-evaluated the base salaries of the executive officers identified in the Summary Compensation Table, whom we refer to as our named executive officers, in February 2009. The committee noted that Messrs. Richardson and Look had assumed additional responsibilities following the company's reorganization in early 2009. As part of the reorganization, Mr. Richardson assumed responsibility for all of our semiconductor products used in hard disk, solid state and tape drives, in addition to his existing responsibilities. Mr. Look assumed responsibility for our corporate marketing and investor relations groups, in addition to his existing responsibilities. In light of economic conditions, the committee chose not to change their salaries at that time. When conditions improved somewhat later in the year, the committee increased Mr. Richardson's annual salary from $400,000 to $475,000 and Mr. Look's annual salary from $400,000 to $440,000, for the reasons mentioned above. Mr. Richardson's increase was also based on his importance to our business. The committee noted that these new salaries fell within the third quartile of our designated peer group and believed it appropriate to place the salaries of these individuals above the median because it believed that the scope of their responsibilities generally exceeded those of the positions against which they were compared. The committee did not change the base salaries of any other executive officer in 2009.

Bonus Incentives

The committee also reviewed the target bonus percentages of the named executive officers in February 2009. Again, the committee believed that higher targets were appropriate for Messrs. Richardson and Look based on the additional responsibility they had assumed within the company. In light of then-existing economic conditions, the committee did not, however, increase their targets until it increased their base salaries later in the year. At that time, the committee increased Mr. Richardson's target from 70% to 100% of base salary and Mr. Look's target from 70% to 75% of base salary. At the same time, the committee also increased Mr. Bullinger's target from 70% to 75% of base salary to maintain appropriate relationships with the target bonuses of the other executive officers. The committee noted that the new bonus targets were at about the median of our designated peer group for Messrs. Look and Bullinger and at the 75th percentile for Mr. Richardson. The committee believed that the higher target for Mr. Richardson was appropriate for the same reasons it increased his base salary. The committee did not change the target bonus percentages of any other executive officer in 2009.

In light of the anticipated impact of the global economic downturn on the company's operations, the committee did not believe it would be appropriate to establish a bonus program in 2009 either for the executive officers or for employees generally. Accordingly, we did not pay bonuses to our executive officers for 2009.

Equity Awards

Mr. Talwalkar. In February 2009, we granted Mr. Talwalkar a stock option covering 1.9 million shares. The committee determined the size of the award based on the company's long-term financial results and its desire to provide Mr. Talwalkar with an incentive to remain with the company and continue improving its financial performance. The committee chose not to award any restricted stock units in 2009 to any named executive officer because it wanted any compensation realized from equity awards to result from an improved stock price and not merely from remaining with the company.

The stock option we granted to Mr. Talwalkar in 2009 covers more shares than the options granted to him in 2008 because we did not award him restricted stock units in 2009. He received an option in 2009 covering a number of shares equal to the sum of the number of shares covered by the options granted to him in 2008 and the number of restricted stock units he received in 2008. The committee noted that, because of our lower stock price in early 2009 compared to early 2008, the 2009 award had less overall grant date value than his 2008 awards. The committee chose to reduce the value of the equity awards granted in 2009 compared to 2008, rather than deliver the same value by increasing the number of shares used.

The stock option we awarded to Mr. Talwalkar in 2009 becomes exercisable in four equal annual installments, starting on the first anniversary of the grant date.

Other Named Executive Officers. In February 2009, we granted Messrs. Look, Bullinger, Micallef and Richardson the equity awards shown in the following table.

Name	Shares covered by stock option granted (#)
Bryon Look	600,000
Philip Bullinger	575,000
Andrew Micallef	200,000
D. Jeffrey Richardson	700,000

As was the case with the stock option the committee awarded Mr. Talwalkar in 2009, the stock options granted in 2009 to these officers cover more shares than the options granted to them in 2008 because we did not award them restricted stock units this year and, in the case of Mr. Look, as compensation for the additional responsibilities he took on when he became our Chief Administrative Officer in early 2009. Each of Messrs. Bullinger, Micallef and Richardson received an option in 2009 covering a number of shares equal to the sum of the number of shares covered by the option granted to him in 2008 and the number of restricted stock units he received in 2008.

Other Compensation Matters

Relationship of Mr. Talwalkar's Compensation to that of Other Executive Officers

Mr. Talwalkar's salary, target bonus opportunity and equity awards are each greater than those of our other executive officers because the Compensation Committee believes that the Chief Executive Officer has the ability to make decisions and take actions that will have a significantly greater impact on the company's performance than the decisions made and the actions taken by the other executive officers.

Impact of the Agere Merger

Mr. Micallef joined LSI in April 2007, in connection with the Agere merger. At that time, we entered into a retention agreement with him to encourage him to stay with the company and contribute to its future success. In 2009, we made a $100,000 payment to Mr. Micallef pursuant to this retention agreement.

International Assignment Arrangements

In 2009, Mr. Micallef was the head of our operations group and managed our relationships with our major vendors, including our manufacturing partners. Because many of the operations of our major manufacturing vendors are in the Asia Pacific region, Mr. Micallef, a U.S. resident, is based in Singapore. In connection with his assignment there, we are providing him with payments and reimbursements, including reimbursement of duplicate housing costs, tuition assistance, a premium for serving overseas, moving and transportation payments and tax reimbursements and gross-ups, that are intended to allow him to work in a country other than his home country and not experience a reduction in his standard of living. The tax reimbursements and gross-ups are intended to result in Mr. Micallef paying about the same amount of taxes he would have paid had he continued to work in the U.S. We provide the tax reimbursements and gross-ups in this context because we do not want him to suffer financially when he is serving in Singapore at the company's request.

While we believe that the primary purpose of the payments and reimbursements is to avoid Mr. Micallef being disadvantaged by the assignment, we cannot conclude that all of the payments and reimbursements are non-compensatory. Rather than attempt to determine which are compensatory and which are not, we have simply assumed that all of them were compensatory for purposes of the Summary Compensation Table.

2010 Compensation Program Changes

Stock Ownership Guidelines

In early 2010, we adopted new stock ownership guidelines for our executive officers and directors. Our Board believed that ownership of a meaningful amount of stock of the company would further align the interests of management and the Board with the interests of our stockholders. Under these guidelines, the individuals holding the positions listed below must achieve ownership of the number of shares shown by March 2015. A newly appointed officer or a newly elected director will have five years from the date of appointment or election to reach the required level of stock ownership.

Position	Number of Shares
CEO	250,000
CFO or General Manager	80,000
Other Executive Officers	60,000
Members of the Board of Directors	20,000

We do not allow executive officers to hedge either outstanding equity awards they hold or LSI stock they hold.

Performance-based Equity Awards

In 2010, we began granting to our executive officers restricted stock units that require a performance test be met in order for the awards to vest. The 2010 performance restricted stock units will not vest unless the change in our revenue and the change in our adjusted operating income over a three-year period each exceed that of at least 50% of the companies in our designated peer group. Adjusted operating income for this purpose is computed as GAAP operating income, excluding the impact of stock-based compensation, amortization of intangibles and restructuring charges.

Accounting and Tax Considerations

In designing our executive compensation programs, we consider the accounting and tax effects that each component of the program will or may have on the company and our executive officers. For incentive-based compensation, the Compensation Committee considers the desirability of having that compensation qualify for deductibility for tax purposes under Section 162(m) of the Internal Revenue Code. That law provides that non-performance-based compensation in excess of $1 million paid to certain executive officers is not deductible by the company for tax purposes.

The Compensation Committee balances the desirability of having compensation qualify for deductibility with our need to maintain flexibility in compensating executive officers in a manner designed to promote our goals. As a result, the Compensation Committee has not adopted a policy that all compensation must be deductible. For example, we grant restricted stock units that require only continued employment in order to vest. These awards are not designed to qualify for this deduction because we believe that the uncertainty as to vesting that would result from making those awards require meeting a performance test in order to vest would substantially reduce the retention value of providing those awards.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors of LSI has reviewed and discussed the "Compensation Discussion and Analysis" section of this proxy statement with management. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the "Compensation Discussion and Analysis" section be included in this proxy statement.

Charles A. Haggerty, Chairman
John H.F. Miner
Arun Netravali
Susan Whitney

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information about the compensation earned by our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers in 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(2)	All Other Compensation ($)(4)	Total ($)
Abhijit Y. Talwalkar	2009	803,087	—	—	2,563,860	—	—	116,832	3,483,779
President and Chief	2008	806,164	437,306	1,512,000	2,854,400	412,694	—	187,015	6,209,579
Executive Officer	2007	800,010	—	1,122,000	1,335,680	—	—	159,586	3,417,276
Bryon Look	2009	416,004	—	—	809,640	—	—	25,353	1,250,997
Executive Vice	2008	403,082	150,446	504,000	624,400	115,554	—	66,898	1,864,380
President, Chief Administrative Officer and Chief Financial Officer	2007	400,005	—	561,000	667,840	—	—	22,022	1,650,867
Philip Bullinger	2009	391,500	—	—	775,905	—	—	25,259	1,192,664
Executive Vice President,	2008	389,285	119,335	882,000	713,600	112,665	—	70,170	2,287,055
Engenio Storage Group	2007	350,158	—	420,750	467,488	—	—	20,009	1,258,405
Andrew Micallef(3)	2009	319,234	—	—	269,880	—	97,336	610,746	1,297,196
Executive Vice President,	2008	313,713	101,573	252,000	267,600	98,427	81,891	910,595	2,025,799
Worldwide Manufacturing Operations	2007	225,000	—	492,500	358,500	—	22,101	713,096	1,811,197
D. Jeffrey Richardson	2009	428,660	—	—	944,580	—	—	25,353	1,398,593
Executive Vice President,	2008	403,082	186,446	1,008,000	892,000	115,554	—	30,800	2,635,882
Semiconductor Solutions Group	2007	400,005	—	561,000	667,840	—	—	58,151	1,686,996

(1) The amounts shown in this column reflect the grant date fair value of restricted stock units and stock options granted to the named individuals in the years indicated. You can find information about the assumptions we used in valuing these awards in note 3 to the financial statements included in our 2009 Annual Report on Form 10-K. Amounts shown in the "Stock Awards" column are for restricted stock unit awards, which are valued using our closing stock price on the date of grant.

(2) The amounts in this column reflect the change in the actuarial present value of Mr. Micallef's accumulated pension benefit under our pension plans. For 2007, the amount shown reflects the change in value from April 2, 2007, the date on which Mr. Micallef became an employee of ours, through December 31, 2007.

(3) Mr. Micallef ceased being our Executive Vice President, Worldwide Manufacturing Operations in February 2010.

(4) The amounts shown in this column for 2009 consist of the following:

	Abhijit Y. Talwalkar	Bryon Look	Philip Bullinger	Andrew Micallef	D. Jeffrey Richardson
Retention payments($)(a)	—	—	—	100,000	—
Commuting and housing payments($)(b)	46,580	—	—	—	—
Overseas assignment payments($)(c)	—	—	—	363,665	—
Tax gross-ups($)(d)	36,129	—	—	132,341	—
Life insurance premiums($)	1,260	1,260	1,260	1,068	1,260
AD&D insurance premiums($)	324	324	324	275	324
Allowance in lieu of perquisites($)	25,000	20,000	20,000	10,400	20,000
401(k) plan match and profit sharing($)	7,539	3,769	3,675	2,997	3,769

(a) Mr. Micallef joined LSI in April 2007, in connection with the Agere merger. At that time, we entered into a retention agreement with him to encourage him to stay with the company and contribute to its future success. The retention payment shown in this row was provided for in this agreement.

(b) Mr. Talwalkar does not reside near our office in Milpitas, California. When we hired him in 2005, we wanted to encourage him to spend as much time as possible in Milpitas and provided him with an allowance to cover transportation and housing costs near Milpitas and a tax gross-up on these amounts. Because many of our executives are not based in Milpitas, we believe Mr. Talwalkar's presence there is less important than it was in 2005. As a result, in 2009, we determined that his primary office would be at LSI's Oregon location and discontinued the housing allowance and related tax gross-up. We now treat his expenses traveling to Milpitas the same as his expenses traveling to any other LSI location and not as compensation.

(c) The amount shown in this row represents payments of travel, living and other expenses for Mr. Micallef, a U.S. resident who is on temporary assignment in Singapore. These payments are designed so that he is not disadvantaged by his international assignment. Some of these payments were made in Singapore dollars and were converted to U.S. dollars using an exchange rate provided by a third-party finance website for the date the payments were made. These rates ranged from 1.34 to 1.52 Singapore dollars per U.S. dollar.

(d) The tax gross-ups shown relate to commuting and housing allowances and reimbursements and overseas assignment payments. We provide Mr. Micallef with tax gross-ups on the payments related to his overseas assignment so that he does not have to pay out of pocket to serve in Singapore at our request.

Grants of Plan-Based Awards for 2009

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)						
Name	Grant Date	Date of Board Action	Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
Abhijit Y. Talwalkar	3/1/09	2/12/09	—	—	—	—	1,900,000	2.90	2,563,860
Bryon Look	3/1/09	2/11/09	—	—	—	—	600,000	2.90	809,640
Philip Bullinger	3/1/09	2/11/09	—	—	—	—	575,000	2.90	775,905
Andrew Micallef	3/1/09	2/11/09	—	—	—	—	200,000	2.90	269,880
D. Jeffrey Richardson	3/1/09	2/11/09	—	—	—	—	700,000	2.90	944,580

(1) As a result of the economic downturn that began in late 2008, we did not establish a bonus program for employees in 2009.

(2) The amounts shown in this column represent stock options granted under our 2003 Equity Incentive Plan.

The stock options reported in the Grants of Plan-Based Awards for 2009 table have a seven-year term and become exercisable at the rate of 25% per year, beginning on the first anniversary of the grant date.

Outstanding Equity Awards at Fiscal Year End 2009

The following table provides information as of December 31, 2009, on the holdings of stock options and restricted stock units by the executive officers listed in the Summary Compensation Table.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Abhijit Y. Talwalkar	1,500,000	—	6.13	5/23/12	260,000(A)	1,562,600
	500,000	—	6.13	5/23/12		
	—	2,000,000(3)	7.38	6/1/12		
	200,000	200,000(a)	9.25	2/8/14		
	375,000	1,125,000(b)	5.04	3/1/15		
	25,000	75,000(c)	5.04	3/1/15		
	—	1,900,000(d)	2.90	3/1/16		
Bryon Look	100,000	—	52.125	2/17/10	106,667(B)	641,069
	50,000	—	40.125	8/18/10		
	300,000	—	18.19	12/4/10		
	200,000	—	18.69	11/15/11		
	250,000	—	5.06	3/20/13		
	200,000	—	10.70	2/12/11		
	150,000	—	6.23	2/10/12		
	112,500	37,500(e)	9.39	2/8/13		
	100,000	100,000(f)	9.25	2/8/14		
	87,500	262,500(g)	5.04	3/1/15		
	—	600,000(h)	2.90	3/1/16		
Philip Bullinger	8,500	—	40.125	8/18/10	149,167(C)	896,494
	40,000	—	22.38	2/15/11		
	60,000	—	22.37	8/16/11		
	50,000	—	16.50	2/14/12		
	50,000	—	12.80	5/1/12		
	40,000	—	9.46	8/13/13		
	30,000	—	4.50	8/12/11		
	50,000	—	5.83	5/11/12		
	75,000	—	9.43	8/15/12		
	112,500	37,500(i)	9.39	2/8/13		
	70,000	70,000(j)	9.25	2/8/14		
	100,000	300,000(k)	5.04	3/1/15		
	—	575,000(l)	2.90	3/1/16		
Andrew Micallef	50,000	50,000(m)	10.23	4/2/14	80,854(D)	485,933
	37,500	112,500(n)	5.04	3/1/15		
	—	200,000(o)	2.90	3/1/16		
	75,600	—	16.4121	11/30/10		
	9,000	—	6.3889	11/30/11		
	76,500	—	6.1644	11/30/12		
	72,900	24,300(p)	8.1852	11/30/13		
	3,229	—	71.7963	10/31/10		
	2,259	—	35.8556	2/28/11		

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)
D. Jeffrey Richardson	500,000	—	7.94	6/13/12	175,834(E)	1,056,762
	112,500	37,500(q)	9.39	2/8/13		
	100,000	100,000(r)	9.25	2/8/14		
	125,000	375,000(s)	5.04	3/1/15		
	—	700,000(t)	2.90	3/1/16		

(1) The following table contains additional information about the exercisability of stock options that were not completely exercisable at December 31, 2009. In order for shares to become exercisable as provided below, the holder of the stock option must remain an employee of LSI through the date on which the shares become exercisable.

Grant	Next Date after 12/31/09 on Which Shares Become Exercisable	Number of Shares Becoming Exercisable on That Date(#)	When Additional Shares Become Exercisable Thereafter
(a)	2/8/10	100,000	100,000 shares become exercisable on 2/8/11
(b)	3/1/10	375,000	375,000 shares become exercisable each year thereafter until fully exercisable
(c)	3/1/10	25,000	25,000 shares become exercisable each year thereafter until fully exercisable
(d)	3/1/10	475,000	475,000 shares become exercisable each year thereafter until fully exercisable
(e)	2/8/10	37,500	—
(f)	2/8/10	50,000	50,000 shares become exercisable on 2/8/11
(g)	3/1/10	87,500	87,500 shares become exercisable each year thereafter until fully exercisable
(h)	3/1/10	150,000	150,000 shares become exercisable each year thereafter until fully exercisable
(i)	2/8/10	37,500	—
(j)	2/8/10	35,000	35,000 shares become exercisable on 2/8/11
(k)	3/1/10	100,000	100,000 shares become exercisable each year thereafter until fully exercisable
(l)	3/1/10	143,750	143,750 shares become exercisable each year thereafter until fully exercisable
(m)	4/2/10	25,000	25,000 shares become exercisable on 4/2/11
(n)	3/1/10	37,500	37,500 shares become exercisable each year thereafter until fully exercisable
(o)	3/1/10	50,000	50,000 shares become exercisable each year thereafter until fully exercisable
(p)	1/1/10	2,025	2,025 shares become exercisable each month thereafter until fully exercisable
(q)	2/8/10	37,500	—
(r)	2/8/10	50,000	50,000 shares become exercisable on 2/8/11

Grant	Next Date after 12/31/09 on Which Shares Become Exercisable	Number of Shares Becoming Exercisable on That Date(#)	When Additional Shares Become Exercisable Thereafter
(s)	3/1/10	125,000	125,000 shares become exercisable each year thereafter until fully exercisable
(t)	3/1/10	175,000	175,000 shares become exercisable each year thereafter until fully exercisable

(2) The following table contains additional vesting information for restricted stock units outstanding at December 31, 2009. In order for restricted stock units to vest, the holder must remain employed by LSI through the vesting date.

Grants	Vesting date	Number of Shares Vesting (#)
(A) (Mr. Talwalkar)	2/20/10	30,000
	3/1/10	100,000
	2/20/11	30,000
	3/1/11	100,000
(B) (Mr. Look)	2/20/10	25,000
	3/1/10	33,333
	2/20/11	15,000
	3/1/11	33,334
(C) (Mr. Bullinger)	2/20/10	21,250
	3/1/10	58,333
	2/20/11	11,250
	3/1/11	58,334
(D) (Mr. Micallef)	3/1/10	16,667
	12/1/10	47,520
	3/1/11	16,667
(E) (Mr. Richardson)	2/20/10	27,500
	3/1/10	66,667
	2/20/11	15,000
	3/1/11	66,667

(3) This stock option will become exercisable in full on June 1, 2011, or earlier if annual and cumulative targets for operating profit as a percentage of revenue and for revenue growth are met.

Option Exercises and Stock Vested in 2009

Name	Option Awards: Number of Shares Acquired on Exercise (#)	Option Awards: Value Realized on Exercise ($)	Stock Awards: Number of Shares Acquired on Vesting (#)	Stock Awards: Value Realized on Vesting ($)
Abhijit Y. Talwalkar	—	—	130,000	368,600
Bryon Look	—	—	58,333	162,166
Philip Bullinger	—	—	84,583	253,241
Andrew Micallef	—	—	95,666	441,401
D. Jeffrey Richardson	—	—	94,166	265,381

Pension Benefits for 2009

In connection with our merger with Agere, we assumed Agere's pension plans. Mr. Micallef is a participant in Agere's pension plans. The following table sets forth information about his participation in the pension plans as of December 31, 2009:

Name	Plan name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Andrew Micallef	Agere Systems Inc. Pension Plan	8.42	82,551(1)	—
Andrew Micallef	Agere Systems Inc. Supplemental Pension Plan	9.17	352,204(2)	—

(1) To compute this amount, we assumed that Mr. Micallef would retire at age 65 and then receive a lump-sum payment from the plan. We also assumed that his accrued account balance at December 31, 2009, would accrue interest at the rate of 4% per year. We discounted Mr. Micallef's age 65 account balance back to December 31, 2009, using an interest rate of 5.75%. No pre-retirement mortality was assumed.

(2) To compute this amount, we assumed that Mr. Micallef would retire at age 50 years and nine months and then receive a lump-sum payment from the plan. The Supplemental Pension Plan benefit is composed of two components. The first component is an excess retirement benefit which is based upon the account balance formula of the Agere Systems Inc. Pension Plan for pay in excess of the compensation limits under that plan. We assumed that his accrued account balance at December 31, 2009, would accrue interest at the rate of 4% per year to age 50 years and nine months. That account balance was discounted back to December 31, 2009, using an interest rate of 5.75%. The second component is the minimum pension benefit described below in which Mr. Micallef will vest at age 50 years and nine months. Because of the vesting structure of this benefit, we have prorated the value at retirement based upon the portion of the eligibility period served. The minimum pension benefit is offset by all other qualified and nonqualified defined benefit pension benefits. For purposes of determining the offsets to the minimum pension benefit, we assumed that the December 31, 2009, account balances would accrue interest at the rate of 4% per year to age 65 and would be converted to annuities payable at age 65 using an interest rate of 5.75% and the mortality table prescribed by the Pension Protection Act for 2013, projected to 2030 (when Mr. Micallef would reach normal retirement age) using Projection Scale AA for males and females. These annuities were then reduced to amounts payable at age 50 years and nine months by the early retirement factors contained in our pension plan for participants commencing benefits at that age. For purposes of converting the net minimum retirement benefit into a lump sum form of payment, we used an interest rate of 8.25% and the mortality table prescribed by the Pension Protection Act for 2013, projected to 2015 (when Mr. Micallef would reach age 50 years and nine months) using Projection Scale AA for males and

females. The resulting lump sum was discounted back to December 31, 2009, using an interest rate of 5.75%.

The Agere pension plans applicable to Mr. Micallef contain two programs, one in which benefits are based on years of service and compensation history and one that is an account balance program. Which program an employee participates in, and whether they participate in the plans at all, depends on the date the employee was hired.

Mr. Micallef participates in the account balance program. Under this program, a notional account has been established for each participating employee. Until April 6, 2009, each participating employee's account earned annual pay credits based on age, salary and bonus, in accordance with the following schedule:

Age	Contributions as a Percent of Salary and Bonus
less than 30	3.00%
30 — less than 35	3.75%
35 — less than 40	4.50%
40 — less than 45	5.50%
45 — less than 50	6.75%
50 — less than 55	8.25%
55+	10.00%

In addition, interest is credited on the last day of the year. Interest continues to be credited, even after April 6, 2009. Once vested, an employee participating in the account balance program is entitled to the amounts in his or her account when he or she leaves the company.

Federal laws place limitations on compensation amounts that may be included under the Agere Systems pension plan. In 2009, up to $245,000 in eligible base salary and bonus could be included in the calculation under the plan.

Compensation and benefit amounts that exceed the applicable federal limitations are taken into account, and pension amounts related to annual bonus awards payable to Mr. Micallef are paid, under the supplemental pension plan. That plan is a non-contributory plan and has the same two programs and uses the same benefit formulas and eligibility rules as the pension plan. Account balance participants in the supplemental pension plan will not earn annual pay credits after April 6, 2009. Pension amounts under the pension and supplemental pension plans are not subject to reductions for social security benefits or other offset amounts.

The supplemental pension plan also provides executive officers with minimum pensions. Eligible retired executive officers and surviving spouses may receive an annual minimum pension equal to 15% of the sum of final base salary plus target annual bonus. This minimum pension will be offset by other amounts received by plan participants under the pension and supplemental pension plans.

Change-in-Control and Termination Arrangements

We maintain the LSI Corporation Severance Policy for Executive Officers, which would provide an executive officer with benefits if the employment of the executive officer is terminated other than for "cause" (as defined below) or, following a change in control, if the executive officer terminates his or her employment with LSI for "good reason" (as defined below).

If an executive officer's employment is terminated other than for cause and no change in control has occurred within the preceding 18 months, in the case of our chief executive officer, or 12 months, in the case of other executive officers, then pursuant to the LSI severance policy, the individual will be entitled to receive from LSI the following if the individual timely executes a separation agreement:

- A lump sum amount equal to:
  - In the case of the President and Chief Executive Officer, 1.5 times the sum of (i) his or her base salary plus (ii) his or her average annualized cash bonus for the most recent three years.
  - In the case of other executive officers, 1 times his or her base salary.
- In the case of the President and Chief Executive Officer, immediate vesting of all outstanding equity awards scheduled to vest within 18 months of the termination date, with any awards having annual vesting being deemed to have monthly vesting for this purpose.
- Reimbursement for a period of 18 months, in the case of the President and Chief Executive Officer, and 12 months for other executive officers, of COBRA health insurance costs.

If a change in control has occurred within the time periods set forth above, then pursuant to the LSI severance policy, an executive officer whose employment is terminated other than for cause or who terminates his or her employment for good reason will be entitled to receive from LSI the following if the individual timely executes a separation agreement:

- A lump sum amount equal to:
  - In the case of the President and Chief Executive Officer, 2.75 times the sum of (i) his or her base salary plus (ii) his or her average annualized cash bonus for the most recent three years.
  - In the case of other executive officers, 2 times the sum of (i) his or her base salary plus (ii) his or her average annualized cash bonus for the most recent three years.
- Immediate vesting of all outstanding equity awards.
- Reimbursement of COBRA health insurance costs for a period of 18 months.
- If the executive officer's "parachute payments" are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then LSI will make an additional payment to the executive officer in an amount that equals the excise tax on the parachute payments, plus any additional excise tax and federal, state and local and employment income taxes, on that additional payment. In no event will the additional payments exceed an amount equal to the sum of the individual's base salary plus target bonus.

The separation agreement must include a full release of claims, an agreement not to compete with LSI, an agreement not to solicit LSI's employees and a non-disparagement agreement for the term of the severance period.

"Cause" is defined in the severance policy to mean an executive officer's:

- Material neglect (other than as a result of illness or disability) of his or her duties or responsibilities, or
- Conduct (including action or failure to act) that is not in the best interest of, or is injurious to, LSI.

"Good reason" is defined in the severance policy to mean the occurrence of any of the following events without the executive officer's written consent:

- A material reduction in the individual's duties or responsibilities compared to those in effect immediately prior to the reduction, or the assignment to the individual of materially reduced duties or responsibilities.

- A material reduction in the individual's base salary.
- A material relocation of the individual's principal office; although a relocation of less than 50 miles from the individual's then present office location will not be deemed material.

In order to claim a good reason termination, (a) the individual must notify the company of the event constituting good reason within 30 days of its initial occurrence, (b) the individual must assert a termination for good reason by written notice to the company within three months of the initial occurrence of the good reason, and (c) the company must have been given at least 30 days to cure the event that constitutes good reason and shall have failed to have done so.

The following table shows the potential payments that would have been made to Messrs. Talwalkar, Look, Bullinger, Micallef and Richardson had a termination without cause occurred as of December 31, 2009, in each case unrelated to a change in control of LSI. On that date, LSI's closing stock price on the New York Stock Exchange was $6.01 per share.

Potential Payments Upon Termination Without Cause at December 31, 2009

Name	Lump Sum Severance Payment ($)	Continuation of Health Insurance Benefits ($)	Value of Accelerated Stock Options (1) ($)	Value of Accelerated Restricted Stock Units ($)	Pension Payout($)	Relocation Back to the U.S. ($)	Total ($)
Abhijit Y. Talwalkar	2,025,000	26,046	4,196,814	1,562,600	—	—	7,810,460
Bryon Look	440,000	17,364	—	—	—	—	457,364
Philip Bullinger	390,000	17,364	—	—	—	—	407,364
Andrew Micallef	318,000	17,364	—	—	174,585(2)	104,366	614,315
D. Jeffrey Richardson	475,000	17,364	—	—	—	—	492,364

(1) Represents the aggregate amount by which the accelerated stock options would be "in-the-money."

(2) Mr. Micallef would be entitled to a lump-sum payment of his accrued pension benefit in the amount shown. There would be no increase in his benefit as a result of the severance he would receive in this situation.

The following table shows the potential payments that would have been made to Messrs. Talwalkar, Look, Bullinger, Micallef and Richardson had a termination without cause or for good reason occurred on December 31, 2009 and within the appropriate time period after a change in control of LSI.

Potential Payments Upon Termination Following a Change in Control at December 31, 2009

Name	Lump Sum Severance Payment ($)	Continuation of Health Insurance Benefits ($)	Value of Accelerated Stock Options(1) ($)	Value of Accelerated Restricted Stock Units ($)	Maximum Excise Tax Gross-Up ($)(2)	Relocation Back to the U.S. ($)	Pension Payout ($)	Total ($)
Abhijit Y. Talwalkar	3,712,500	26,046	7,073,000	1,562,600	1,800,000	—	—	14,174,146
Bryon Look	1,170,667	26,046	2,120,625	641,069	770,000	—	—	4,728,407
Philip Bullinger	1,001,333	26,046	2,079,250	896,494	682,500	—	—	4,685,623
Andrew Micallef	836,000	26,046	731,125	485,933	556,500	104,366	174,585(3)	2,635,604
D. Jeffrey Richardson	1,278,000	26,046	2,540,750	1,056,762	950,000	—	—	5,851,558

(1) Represents the aggregate amount by which the accelerated stock options would be "in-the-money."

(2) The amounts shown represent the maximum amount of tax gross-up LSI has agreed to pay in the event that excise tax is applicable.

(3) Mr. Micallef would be entitled to a lump-sum payment of his accrued pension benefit in the amount shown. There would be no increase in his benefit as a result of the severance he would receive in this situation.

Had Mr. Micallef resigned from the company at December 31, 2009, he would have been entitled to a payout in an amount equal to his balance in the cash balance portion of our pension plan. The amount of his payout would have been $174,585.

RELATED PERSONS TRANSACTION POLICY AND PROCEDURES

Our Board has adopted a written policy relating to approval of related-party transactions. Under that policy, any transaction or series of transactions in which (a) LSI is a participant, (b) the amount involved exceeds $120,000 and (c) a director or executive officer of LSI or any person related to any such individual has or may have a material direct or indirect interest, must receive the prior approval of the Board of Directors, excluding any director who has the direct or indirect interest. For the purposes of our policy, a material direct or indirect interest is determined in accordance with the rules of the Securities and Exchange Commission relating to related-person transactions. Our policy provides that:

- If a director or executive officer becomes aware that LSI is considering becoming a participant in a transaction in which that individual has or may have a material direct or indirect interest, then that person must advise our Corporate Secretary of the transaction.
- Following receipt of a notification from a director or executive officer, the Board of Directors will gather as much information as possible about the proposed transaction and consider whether the proposed transaction is fair to LSI and whether there is any other reason why it may not be appropriate for LSI to enter into the transaction. The Board also may consider whether there are alternate transactions that LSI could pursue that could accomplish the same business purpose on similar terms to LSI. The person with the material interest should not be present during the consideration of the transaction unless requested by the Board of Directors.
- The person with the material interest should not participate in the negotiation of the transaction by LSI, unless approved by that person's supervisor or the Board of Directors.
- In the event that a director or executive officer of LSI does not realize that a transaction is subject to our related-party transaction policy until after we have entered into the transaction, that individual must nevertheless follow the procedures set forth in the policy.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

We believe that, under the Securities and Exchange Commission's rules for reporting of securities transactions by executive officers, directors and beneficial owners of more than 10% of our common stock, all required reports for 2009 were timely filed.

STOCKHOLDER PROPOSALS FOR THE 2011 ANNUAL MEETING

Any stockholder who intends to present a proposal at the 2011 Annual Meeting of Stockholders must ensure that the proposal is received by the Corporate Secretary at LSI Corporation, 1621 Barber Lane, Milpitas, CA 95035:

- Not later than November 30, 2010, if the proposal is submitted for inclusion in our proxy materials for that meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, or

- On or after January 14, 2011, and on or before February 13, 2011, if the proposal is submitted pursuant to our by-laws, in which case the notice of the proposal must meet certain requirements set forth in our by-laws and we are not required to include the proposal in our proxy materials.

March 30, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File No. 1-10317

LSI CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	**94-2712976**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*

1621 Barber Lane
Milpitas, California 95035
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(408) 433-8000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a "smaller reporting company". See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

Large Accelerated Filer ☑ Accelerated Filer ☐ Non-accelerated Filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant as of July 5, 2009 was approximately $3.1 billion, based on the reported last sale price on the New York Stock Exchange of such equity on the last business day of the fiscal quarter ending on such date.

As of February 22, 2010, 656,539,243 shares of common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Part III of this report is incorporated by reference from the registrant's proxy statement to be filed pursuant to Regulation 14A with respect to the registrant's 2010 annual meeting of stockholders.

LSI Corporation
Form 10-K
For the Year Ended December 31, 2009

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "estimate," "plan," "intend," "expect," "anticipate," "believe" and similar words are intended to identify forward-looking statements. Although we believe our expectations are based on reasonable assumptions, our actual results could differ materially from those projected in the forward-looking statements. We have described in Part I, Item 1A-"Risk Factors" a number of factors that could cause our actual results to differ materially from our projections or estimates. Except where otherwise indicated, the statements made in this report are made as of the date we filed this report with the Securities and Exchange Commission and should not be relied upon as of any subsequent date. We expressly disclaim any obligation to update the information in this report, except as may otherwise be required by law.

PART I

Item 1. *Business*

General

We design, develop and market complex, high-performance storage and networking semiconductors and storage systems. We provide silicon-to-system solutions that are used at the core of products that create, store, consume and transport digital information. We offer a broad portfolio of capabilities including custom and standard product integrated circuits used in hard disk drives, solid state drives, high-speed communications systems, computer servers, storage systems and personal computers. We also offer external storage systems, storage systems software, redundant array of independent disks, or RAID, adapters for computer servers, and RAID software applications.

Integrated circuits, also called semiconductors or chips, are made using semiconductor wafers imprinted with a network of electronic components. They are designed to perform various functions such as processing electronic signals, controlling electronic system functions and processing and storing data.

Since the beginning of 2007, we have changed the focus of our business to providing integrated circuits for storage and networking applications and providing storage systems and related boards and software. Some of the significant steps we have taken include:

- merging with Agere Systems to strengthen our position in storage and networking semiconductors;
- selling our consumer and mobile handset chipset businesses, where we felt the company did not have the scale to be a strong competitor;
- engaging in several strategic acquisitions, such as the acquisition in 2007 of Tarari, Inc., a provider of content processors, the acquisition in 2008 of the assets of Infineon's hard disk drive semiconductor business, and the acquisition in 2009 of the 3ware® RAID server adapter assets and of ONStor, Inc., a provider of network attached storage solutions; and
- selling our manufacturing operations so that we could avoid the associated capital costs and focus our efforts on product development.

We also changed the focus of our storage systems business to providing products for leading original equipment manufacturer, or OEM, storage companies, rather than selling to direct-end customers, and refocused our semiconductor business on a smaller number of designs with leading customers.

Segment Information

We operate in two segments — the Semiconductor segment and the Storage Systems segment.

Our Semiconductor segment designs, develops and markets highly complex integrated circuits for storage and networking applications. These solutions include both custom solutions and standard products. We design custom solutions for a specific application defined by the customer. We develop standard products for market applications that we define and sell them to multiple customers. We sell our integrated circuits for storage applications principally to makers of hard disk drives, solid state drives and computer servers. We sell our integrated circuits for networking applications principally to makers of devices used in computer and telecommunications networks and, to a lesser extent, to makers of personal computers. We also generate revenue by licensing other entities to use our intellectual property.

Our Storage Systems segment designs and sells enterprise storage systems and storage software applications that enable storage area networks. We also offer RAID adapters for computer servers and associated software for attaching storage devices to computer servers. We sell our storage systems and storage solutions primarily to OEMs who resell these products to end customers under their own brand name.

In 2009, the Semiconductor segment accounted for approximately 64.1% of our revenue and the Storage Systems segment accounted for approximately 35.9% of our revenue. You can find additional financial information about our segments and geographic financial information in Note 9 to our financial statements in Item 8. See Item 1A — "Risk Factors" for information about risks we face as a result of our operations outside the United States.

Company Information

Shortly after the Agere acquisition, we changed our name to LSI Corporation from LSI Logic Corporation. LSI Logic Corporation was incorporated in California on November 6, 1980, and was reincorporated in Delaware on June 11, 1987.

We maintain an Internet website at www.lsi.com. We make available free of charge on our website our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the U.S. Securities and Exchange Commission. You can read any materials that we file with the Commission at the Commission's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the Commission at (800) 732-0330. Information on our website is not incorporated by reference into this report.

Products

SEMICONDUCTOR SEGMENT

Storage Products

Hard Disk, Solid State and Tape Drive Electronics. We sell integrated circuits for hard disk, solid state and tape drive solutions, which are used to store and retrieve data in personal computers, corporate network servers, archive/back-up devices and consumer electronics products such as digital video recorders, game consoles and digital media players. A hard disk drive contains physical media, one or more "platters" that store data, a motor that spins the media, drive heads that read data from and write data to the media and electronics that process the data and control the disk drive. A solid state drive stores data in flash memory instead of on a hard disk, providing high speed access to stored data. Tape drives store data on magnetic tape and provide a high-capacity, cost-effective tiered data storage back-up solution.

Our TrueStore® family of storage electronics products includes systems-on-a-chip, read channels, pre-amplifiers, serial physical interfaces and hard disk controllers as well as custom firmware. These are the critical chips required to read, write and protect data. We offer products that can be used in a variety of storage applications, including hard drives and solid state drives intended for notebook computers, desktop computers and enterprise computers, and in tape drives.

A storage system-on-a-chip, or SoC, is an integrated circuit that combines the functionality of a read channel, serial interface, memory and a hard disk controller in a small, high-performance, low-power and cost-effective package. Read channels convert analog signals that are generated by reading the stored data on the physical media into digital signals. Analog refers to a transmission technique employing a continuous signal that varies in amplitude, frequency or phase of the transmission. Digital refers to a method of transmitting, storing and processing data that uses distinct electronic or optical pulses to represent the binary digits 0 and 1. We also sell pre-amplifiers, or preamps, which are used to amplify the initial signal to and from the drive disk heads so the signal can be processed by the read channel. We provide similar technology for tape drives. Our hard disk controllers are used to control signal processing and communications functions within the disk drive.

Storage Interface Products. We also offer solutions that make possible data transmission between a host computer and storage peripheral devices such as magnetic, solid state and optical disk drives and disk and tape-based storage systems. These products include:

- *Storage Standard Products.* Our product line includes SAS, SATA and RAID-On-Chip, or RoC, integrated circuits combined with our Fusion-MPT™ firmware and drivers to form intelligent storage interface solutions primarily for server and storage system motherboard applications. Additionally, our product line includes SCSI, SAS and SATA bus expander integrated circuits, Fibre Channel integrated circuits, SAS switches, and disk drive bridging or interposer circuits used primarily in storage systems. We sell our integrated circuit solutions both in an integrated circuit plus software form or as a complete solution including the host bus adapter board itself.

- *Storage Custom Solutions.* We also offer custom solutions to customers who develop Fibre Channel and Fibre Channel over Ethernet storage area network, or SAN, switches and host bus adapters, storage systems, hard disk drives and tape peripherals. By leveraging our extensive experience in providing solutions for these applications, we have developed a full portfolio of high-speed interface intellectual property that is combined with our customers' intellectual property to form custom solutions that provide a connection to the network, the SAN, memory systems and host buses. Using these pre-verified interfaces, our customers can reduce development risk and achieve quicker time to market. Our intellectual property offerings include high performance SerDes cores supporting Fibre Channel, SAS, SATA, 10-Gigabit Ethernet, Gigabit Ethernet, Infiniband, SAS, Serial RapidIO and PCI-Express industry standards and a family of high-performance Fibre Channel, Ethernet, RapidIO, PCI-E, SAS and SATA protocol controllers.

Networking Products

We offer comprehensive solutions that allow networking service providers to deliver a variety of highly reliable communications services over Internet Protocol, or IP, networks. IP networks are packet based. In an IP network, packets of data that are part of the same telephone conversation or video program can be routed over different paths. Traditional telephone networks are circuit-based where all data packets follow the same dedicated path or circuit. Historically, the dedicated paths in circuit-based networks have provided greater reliability than packet-based networks, although at the cost of flexibility.

Our networking solutions are designed to enable IP networks to provide reliability similar to that of circuit-based networks and incorporate quality of service features that allow more critical data to receive priority over less critical data. For example, packets containing data about a television picture, where a delayed packet can mean a noticeable flaw in the picture, can be delivered before packets containing web-page data being downloaded to a personal computer, where a slight delay is less likely to be noticed.

Our networking portfolio includes solutions for carrier-managed gateways that would be used in small office, home office and small-to-medium business applications. The portfolio also includes solutions for multi-service wired and wireless access systems found in carrier networks. Multi-service systems can handle traffic such as data and video in addition to voice. Our networking solutions include chips such as our network processors, digital signal processors, content-inspection processors, traffic shaping devices and physical layer devices as well as software, evaluation systems and reference designs. Our development efforts are focused on multicore processor SoCs to deliver solutions for wireline and wireless access, media gateway, service provider and enterprise networks.

We offer both custom and standard networking product solutions.

Custom Networking Products

We sell integrated circuits that are custom developed for our customers. These integrated circuits incorporate our intellectual property or combine our intellectual property with the intellectual property of our customers or other third parties to create a customized solution for these customers. For some customers, we design and manufacture the integrated circuit while the key intellectual property belongs solely to our customers.

Network Processors and Communication Processors

Network processors are typically used in switching and routing systems to classify, prioritize and forward packets as they move through a carrier's network. Communication processors handle the setup and operation of the network itself. We offer network processors and communication processors with the ability to handle a range of data throughputs, from 200 megabits per second up to 6 gigabits per second. Megabits and gigabits are units of measurement for data. A megabit is equal to approximately one million bits and a gigabit is equal to approximately 1,000 megabits. For example, our APP2200 communication processor family provides a lower cost solution intended for systems located between the customer's premises and the carrier's local central office, where data throughput demands are lower, but the need to prioritize the packets is still critical for all services to be delivered successfully. Our APP650 network processor is a higher throughput solution designed for use in systems that are closer to the core of a carrier's IP network, where data throughput demands are higher.

Digital Signal Processors

Digital signal processors, or DSPs, perform advanced algorithms on analog signals that have been transformed into digitally-encoded bitstreams. Our DSPs perform audio, video and speech signal processing, compression, transcoding and transrating and can be used in applications including Voice-over-IP, or VoIP, business and enterprise gateways, video delivery, media gateways and wired and wireless access network equipment.

Content Inspection Processors

We offer a family of content inspection processors, which are available as integrated circuits, boards and software acceleration components designed for network equipment, appliance and server vendors. Our Tarari® content inspection processors perform deep packet inspection at wire speeds, ranging from 100 megabits per second to over 10 gigabits per second. These products offload and accelerate applications such as anti-virus, anti-spam, intrusion prevention/detection systems, compliance, content-based routing and XML processing.

Multi-Service Processors

In addition to the networking products described above, we offer integrated circuits and supporting software designed for equipment used in access, metropolitan, and wide-area backbone telecommunications and packet networks. Our products can be used in equipment in both wired and wireless networks.

Broadband Aggregation Devices. Broadband is a general term that refers to high-speed data transmission. Our broadband access integrated circuits, or mappers, support data transport between central offices and enterprise sites by aggregation and termination. Aggregation refers to the combining of many low-speed, or tributary, data signals from enterprises into higher speed, or trunk, data signals for transmission to a central office. Termination refers to the separation of trunk data signals into lower-speed, tributary data signals.

Our products support data transport for T-carrier data transport in North America. T-carrier is a digital transmission service from a common carrier. We support similar services worldwide. These services are referred to as J-carrier in Japan and E-carrier in Europe. T-carrier services such as T1 and T3 lines are used to create point-to-point networks for use by enterprises. T1 and T3 lines refer to different levels of T-carrier service that transmit data at 1.544 megabits per second and 44.736 megabits per second, respectively.

SONET/SDH Network Devices. Synchronous optical networks, which are typically referred to as SONET, and synchronous digital hierarchy standard networks, or SDH, carry data, voice and video traffic through a network by combining lines carrying traffic at slower speeds with lines carrying traffic at higher speeds. This process is known as multiplexing, and involves directing traffic from the individual lines into designated time slots in the higher speed lines, and directing those lines into still higher speed lines. The SONET/SDH equipment that handles the directing of traffic into slower speed and faster speed lines is the add-drop multiplexer. Add-drop multiplexers also handle the addition and removal of traffic from a SONET/SDH communication transmission. We offer single-chip integrated circuit solutions called framers, for add-drop multiplexing of data and voice traffic. In addition, our framers are used in high-speed routers within optical networks. A router is an interface, or link, between two networks.

Personal Connectivity Solutions

We sell high speed input/output products primarily to manufacturers of computers, peripheral equipment and communications equipment. Input/output refers to the transfer of data within and between computers; peripheral equipment, such as printers, scanners and digital cameras; and data networks. Our products support established connectivity and transmission standards known as Gigabit Ethernet, IEEE-1394, and Universal Serial Bus or USB.

In addition, we sell integrated circuits and associated software for modem products, primarily to manufacturers of personal computers, notebook computers, point-of-sale terminals, facsimile machines, multi-function printers, cable and satellite set-top boxes and other electronic equipment.

We believe that our systems-level knowledge and integrated circuit design methodologies allow us to turn our customers' design concepts into systems solutions quickly and effectively. Our intellectual property gives our customers the flexibility to customize their products to meet their individual cost and performance objectives.

STORAGE SYSTEMS SEGMENT

We offer a wide range of products for the storage markets in three main areas: external storage systems hardware and associated software, internal storage products and software, and value added storage software. All of these products are sold primarily through our OEM customers. The modularity of our products provides these OEMs with the flexibility to integrate our sub-assemblies with third-party components, such as disk drives or software, to form their own storage system products. Our modular product approach allows OEMs to create highly customized storage systems that can then be integrated with value-added software and services and delivered as complete, differentiated data storage solutions to their target markets.

External Storage Systems — We offer a broad line of open, modular storage products comprised of complete systems and sub-assemblies configured from modular components, such as our storage controller modules, disk drive enclosure modules, related management software and advanced data protection software for creating local and remote copies of critical data. These storage systems provide connectivity to single or multiple servers connected in a storage area network, or SAN, providing block data services. The acquisition of ONStor in July 2009 has expanded our offerings to include network attached storage gateway products which provide file data services. These gateways can be combined with LSI storage systems or others to provide complete network attached storage systems or to add network attached storage capabilities to existing systems.

Our external storage systems product family includes entry level and mid-range storage systems, including the Engenio 4900 introduced in 2009 which is an upgradeable mid-range system, allowing flexibility for enhanced performance, reliability and scalability. We offer a suite of software to enable system administrators to easily manage and better utilize their storage systems' operations. We also offer advanced copy services such as snapshot, volume copy and remote volume mirroring, to provide increased levels of data protection. We design and develop storage management software that operates within all major open operating systems, including Windows, UNIX and UNIX variants and Linux environments, and server virtualization offerings including VMware and Hyper-V.

Internal Storage Products. We offer a variety of direct-attach RAID solutions as part of our MegaRAID® product family. RAID products store data using multiple drives and various data replication strategies to minimize the impact of the failure of any one drive. Our MegaRAID products include single-chip RAID-on-motherboard solutions, a broad family of PCI-X and PCI Express RAID controller boards featuring SATA and SAS interfaces, and software-based RAID products for entry level RAID data protection. All of these solutions utilize MegaRAID's fully featured RAID software and management utilities for robust storage configuration and deployment. In addition to the OEM channel, we offer MegaRAID branded products through a network of distributors and resellers. In 2009, we acquired the 3ware RAID server adapter business to add additional products and channel capabilities to our storage product offerings.

Value Added Storage Software. Through our StoreAge™ SVM suite of hardware and software products, we offer storage virtualization and advanced copy services that can be delivered as host software, reside in a network element, or be embedded in storage systems. These advanced capabilities enable our OEM customers to create unique and customized solutions to simplify and improve storage operations, deliver enhanced recovery solutions, and better manage storage connected to virtual servers.

We test and certify our products, both independently and jointly with our customers, with those of other hardware, networking and storage software vendors to ensure a high level of interoperability and performance. Our products are targeted at a wide variety of data storage applications, including Internet-based applications such as cloud computing, online transaction processing and e-commerce, data warehousing, file serving, video editing and post-production and high-performance computing.

Marketing and Distribution

Semiconductor Marketing and Distribution

The semiconductor industry is highly competitive and is characterized by rapidly changing technology, short product cycles and emerging standards. Our marketing strategy requires that we forecast trends in the evolution of products and technology. We must then act upon this knowledge in a timely manner to develop competitively priced products offering superior features, performance or levels of integration. As part of this strategy, we are actively involved in the formulation and adoption of critical industry standards that influence the design specifications of our products.

Our semiconductor products and design services are sold primarily through our network of direct sales, marketing and field engineering offices located in North America, Europe, Japan and elsewhere in Asia. We also work with independent industrial and commercial distributors and manufacturers' representatives or other channel partners in North America, Europe, Japan and elsewhere in Asia. Some of our distributors possess engineering capabilities, and design and purchase both custom solutions and standard products from us for resale to their customers. Other distributors focus solely on the sale of standard products.

Storage Systems Marketing and Distribution

We sell our storage systems products, value-added storage software, and MegaRAID products to our OEM customers who sell them worldwide under their own brand identities using their sales and distribution channels. We also distribute our MegaRAID products, 3ware RAID server adapters, and ONStor network attached storage gateways through a network of resellers and distributors, who resell the products to end users with additional hardware, software and services, or on a standalone basis for use with existing equipment.

The products we sell to our OEM customers may be integrated by the OEM with value-added services, hardware and software and delivered as differentiated complete storage solutions to enterprises. We work closely with our OEM customers and tailor these relationships to meet the diverse needs and requirements of end customers worldwide. We also provide our OEM customers with training services to enhance their abilities to sell and support our products. After receiving our training services, most of our OEM customers independently market, sell and support our products, requiring limited ongoing product support from us. We assist some of our OEM customers further by providing additional resources such as tailored, account-specific education, training, technical support and sales and marketing assistance, allowing these customers to leverage our storage products and industry expertise. By selling products through our OEM customers and leveraging their brand marketing and worldwide sales channels, we are able to address more markets, reach a greater number of enterprises, and achieve better leverage of our sales and marketing expenditures.

Our marketing efforts support our OEM customers, as well as our distributors and reseller channels, with programs targeted at developing differentiated go-to-market strategies and increasing sales effectiveness. Depending on the nature of our channel customer engagement, our marketing teams offer various levels of assistance in assessing and analyzing the competitive landscape, defining product strategy and roadmaps, developing product positioning and pricing, creating product launch support materials and closing the sales process. These marketing teams carefully coordinate joint product development and marketing efforts with our customers to ensure that we address and effectively target enterprise requirements. We maintain sales and marketing organizations in the United States and internationally in China, France, Germany, Italy, Japan, Singapore, Sweden and the United Kingdom.

Customers

In 2009, International Business Machines Corporation accounted for approximately 19.3% and Seagate Technology accounted for approximately 15.5% of our total revenues. No other customer accounted for more than 10% of our total revenues in 2009. We currently have a highly concentrated customer base as a result of our strategy to focus our marketing and sales efforts on select, large-volume customers. Our top 10 end customers in 2009, based on revenue, accounted for approximately 65.8% of our revenue. The loss of any of our significant customers, any substantial decline in sales to these customers, or any significant change in the timing or volume of purchases by these customers could result in substantially lower revenues and could materially harm our business, financial condition or results of operations.

Manufacturing

Semiconductor Manufacturing

The semiconductor manufacturing process begins with wafer fabrication, where a design is transferred to silicon wafers through a series of processes, including photolithography, ion implantation, deposition of numerous films and the etching of these various films and layers. Each circuit on the wafer is tested in the wafer sort operation. The good circuits are identified and the wafer is then separated into individual die. Each good die is then assembled into a package that encapsulates the integrated circuit for protection and allows for electrical connection to a printed circuit board. The final step in the manufacturing process is final test, where the finished devices undergo stringent and comprehensive testing.

Wafer fabrication is very complex and costly, and the industry trend has been towards outsourcing all or a portion of this operation to silicon foundries located throughout the world. Our wafer fabrication is performed by third-party foundries, including Taiwan Semiconductor Manufacturing Corporation, our primary foundry partner, and other foundries such as IBM and Silicon Manufacturing Partners, a joint venture owned by GLOBALFOUNDRIES and LSI.

We also use third-party suppliers, including STATS ChipPAC and Amkor Technology, to perform final assembly and test operations for us.

We believe that using third-party manufacturing services allows us to focus on product development and increases our operational flexibility, by improving our ability to adjust manufacturing capacity in response to customer demand and to introduce new products rapidly. It also reduces our capital requirements as we do not need to spend large amounts to build and upgrade manufacturing facilities, particularly in the area of wafer fabrication, where facilities must be upgraded periodically and each upgrade tends to cost significantly more than the preceding upgrade.

Storage Systems Manufacturing

We use third-party suppliers for standard components, such as disk drives and standard computer processors, which are designed and incorporated into our products. Additionally, we outsource the manufacturing of our product components, such as printed circuit boards, chassis assemblies and enclosures, in order to take advantage of scale, quality and cost benefits afforded by using third-party manufacturing services. We also use third-party suppliers to assemble and test our storage systems products.

The assembly of our storage system products involves integrating components and manufactured sub-assemblies into final products, which are configured and tested before being delivered to our customers. The highly modularized nature of our storage system products allows for flexible assembly and delivery models, which include build-to-order, configure-to-order, direct shipment, bulk shipment and local fulfillment services. We have implemented these models in an effort to reduce lead times for delivery of our products and to enable channel customers to select from among multiple manufacturing and delivery alternatives, the methods that best complement their operations.

Our RAID server adapter products incorporate a variety of standard industry components and LSI-designed components, mounted on printed circuit board assemblies. The manufacturing, assembly and test operations for LSI's RAID server adapters are all fully outsourced to third-party suppliers to take advantage of the scale, quality and cost benefits afforded by third-party manufacturing services. Our RAID server adapter and interposer boards are produced in configurations ranging from bulk packaging of high volume units sold to the major server and workstation OEMs, to low volume products for indirect channels featuring retail packaging with software media, documentation and interconnect cables. LSI's RAID server adapters are shipped from our third-party suppliers to our worldwide inventory hubs, directly to OEM factories, or to distributors who supply them to a variety of indirect channels in the market.

Backlog

Semiconductor Backlog

In the Semiconductor segment, we generally do not have long-term volume purchase contracts with our customers. Instead, customers place purchase orders that are subject to acceptance by us. The timing of the design activities for which we receive payment and the placement of orders included in our backlog at any particular time is generally within the control of the customer. For example, there could be a significant time lag between our commencement of design work and the receipt of a purchase order from a customer for the units of a developed product. Also, customers may from time to time revise delivery quantities or delivery schedules to reflect their changing needs. For these reasons, we do not believe that our backlog as of any particular date is a meaningful indicator of future annual sales.

Storage Systems Backlog

Due to the nature of our business, we generally have relatively low levels of backlog in the Storage Systems segment and our quarterly revenues depend largely on orders booked and shipped within the same quarter. Consequently, we believe that backlog is not a good indicator of future sales. Because lead times for delivery of our storage systems products are relatively short, we must build products in advance of orders. This subjects us to certain risks, most notably the possibility that expected sales will not materialize, leading to excess inventory, which we may be unable to sell to our customers.

Competition

Semiconductor Competitors

The semiconductor industry is intensely competitive and characterized by continuing technological change, rapid product obsolescence, evolving industry standards and price erosion. Many of our competitors are larger, diversified companies with substantially greater financial resources than us. Some of our competitors are also customers of ours who have internal semiconductor design and manufacturing capacity. We also compete with smaller and emerging companies whose strategy is to sell products into specialized markets or to provide only a portion of the range of products and services that we offer.

Our principal competitors in the Semiconductor segment include Avago Technologies Limited, Broadcom Corporation, Cavium Networks, Inc., Freescale, Inc., International Business Machines Corporation, Marvell Technology Group, Ltd., NetLogic Microsystems, Inc., NXP Semiconductors, PMC-Sierra, Inc., STMicroelectronics N.V. and Texas Instruments, Inc.

The principal competitive factors in the semiconductor industry include:

- design capabilities;
- differentiating product features;
- product performance characteristics;
- time to market;
- price;
- breadth of product line;
- customer support;
- logistics and planning systems; and
- utilization of emerging industry standards.

While we believe we are competitive on the basis of all the factors listed above, we believe some of our competitors compete more favorably on the basis of price and on delivering products to market more quickly. However, we feel we are particularly strong in offering integrated solutions, broad product lines, product performance, customer support and logistics and planning systems. In addition, existing suppliers tend to have an advantage when competing for designs, which can make it difficult for us to win designs at new customers, even if we compete favorably on the factors identified above.

The markets into which we sell our semiconductor products are subject to intense price competition. We expect to continue to experience declines in the selling prices of our semiconductor products over the life cycle of each product. In order to offset or partially offset declines in the selling prices of our products, we continually strive to reduce the costs of products through product design changes, manufacturing process changes, yield improvements and procurement of wafers from outsourced manufacturing partners.

Storage Systems Competitors

The market for our storage systems products is highly competitive, rapidly evolving and subject to changing technology, customer needs and new product introductions. We compete with products from storage system and component providers such as Adaptec, Inc., Dot Hill Systems Corporation, Infortrend Technology Inc., Promise Technology Inc., and Xyratex Group Limited. We also face competition from internal divisions of several of our OEM customers, such as IBM and Dell, who must choose whether to develop products internally or obtain them from companies such as LSI. We also compete indirectly with large, well-capitalized storage systems companies such as EMC Corporation, Hitachi Data Systems and Network Appliance, Inc., and with newer competitors such as 3Par Inc., Compellent Technologies Inc. and ISILON Systems Inc., who sell to the same end-customers as our OEM customers.

The principal competitive factors for storage system products include:

- features and functionality;
- product performance and price;
- reliability, scalability and data availability;
- interoperability with other server, storage networking and storage system platforms;
- interoperability with industry applications, including database, email and internet content delivery systems;
- support for emerging industry and customer standards;
- levels of training, marketing and customer support;
- level of easily customizable features;
- quality and availability of supporting software;
- quality of system integration; and
- technical services and support.

Our ability to remain competitive will depend largely upon our ongoing performance in the areas of product development and customer support. To be successful in the future, we believe that we must respond promptly and effectively to the challenges of technological change and our competitors' innovations by continually innovating and enhancing our product offerings. We must also continue to aggressively recruit and retain employees highly qualified and technically experienced in hardware and software development in order to achieve and maintain industry leadership in product development and support.

Patents, Trademarks and Licenses

We own or have rights to a number of patents, trademarks, copyrights, trade secrets and other intellectual property directly related to and important to our business. As of December 31, 2009, we had approximately 11,075

U.S. patents and patent applications and a number of related foreign patents and patent applications. These patents include patents related to the following technologies:

- Integrated circuit and optoelectronic manufacturing processes;
- A number of technologies related to storage systems;
- Consumer electronics products such as digital cameras, digital audio players, DVD players, digital televisions and personal computers;
- Modems, digital signal processors, wireless communications, network processors and communication protocols; and
- Optoelectronic products including lasers, optical modulators, optical receivers and optical amplifiers.

We have patents of all ages ranging from pending applications, which, if awarded, will have a duration of 20 years from their filing dates, through patents soon to expire.

We indemnify our customers for some of the costs and damages of patent infringement in circumstances where our product is the primary factor creating the customer's infringement exposure. We generally exclude coverage where infringement arises out of the combination of our products with products of others.

We protect our products and processes by asserting our intellectual property rights where appropriate and prudent. We also obtain licenses to patents, copyrights and other intellectual property rights used in connection with our business when practicable and appropriate.

Companies in the technology industry are often subject to claims of intellectual property infringement. You can find information about the impact of these types of claims in Item 1A — "Risk Factors." You can also find information about several legal proceedings against us that involve intellectual property claims in Note 14 to our financial statements in Item 8.

Research and Development

Our industry experiences rapid change and we must continually develop new products to remain competitive. Our research and development expenditures were $608 million, $673 million and $655 million for fiscal 2009, 2008 and 2007, respectively. We anticipate that we will continue to make significant research and development expenditures to maintain our competitive position with a continuing flow of innovative products and technology.

Working Capital

Information about our working capital practices is included in Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operation" under the heading "Financial Condition, Capital Resources and Liquidity" and is incorporated herein by reference.

Environmental Regulation

Federal, state and local regulations, in addition to those of other nations, impose various environmental controls on certain chemicals and restricted substances used in the manufacture of semiconductor and storage products. To comply with these regulations, we have implemented environmental, health and safety management system processes. For example, we offer products that comply with the requirements of the European Union Restriction of Hazardous Substances Directive 2002/95/EC (RoHS Directive) that was implemented on July 1, 2006 and other international environmental regulations impacting electronic equipment and components. We also work internally and with our suppliers and customers to develop a pro-active approach to emerging concerns such as those associated with climate change.

While to date we have not experienced any material adverse impact on our business from environmental regulations, such regulations might be adopted or amended so as to impose expensive obligations on us in the future.

In addition, violations of environmental regulations including alleged historic chemical releases into the environment or use of restricted substances could result in:

- the need for additional capital or other material improvements to comply with such regulations;
- liability to our employees and/or third parties; and/or
- business interruptions as a consequence of environmental permit suspensions or revocations, the granting of injunctions requested by governmental agencies or private parties, or the unintentional presence of restricted substances in our products.

Employees

As of December 31, 2009, we had 5,397 full-time employees.

Our future success depends upon the continued service of our key technical and management personnel and upon our ability to continue to attract and retain qualified employees, particularly those highly skilled design, process and test engineers involved in the development of new products and processes. We currently have favorable employee relations, but the competition for technical personnel is intense, and the loss of key employees or the inability to hire such employees when needed could have a material adverse impact on our business and financial condition.

Seasonality

Our business is largely focused on the information technology industry. Due to seasonality in this industry, we typically expect to see stronger revenues in the second half of the year.

Item 1A. *Risk Factors*

Set forth below are risks and uncertainties that, if they were to occur, could materially adversely affect our business or could cause our actual results to differ materially from the results contemplated by the forward-looking statements in this report and other public statements we make.

We depend on a small number of customers. The loss of, or a significant reduction in revenue from, any of these customers would harm our results of operations.

A limited number of customers account for a substantial portion of our revenues. In 2009, IBM and Seagate, our two largest customers, represented approximately 19.3% and 15.5%, respectively, of our total revenues, and our 10 largest customers accounted for approximately 65.8% of our revenue. If any of our key customers reduced significantly or canceled its orders, our business and operating results could be significantly harmed. Because many of our semiconductor products are designed for specific customers and have long product design and development cycles, it may be difficult for us to replace key customers that reduce or cancel their existing orders for these products.

In addition, if we fail to win new product designs from our major customers, our business and results of operations may be harmed. Further, if our major customers make significant changes in scheduled deliveries, decide to pursue the internal development of the products we sell to them or are acquired, our business and results of operations may be harmed. For example, business combinations such as Oracle's recent acquisition of Sun Microsystems, a customer of our Storage Systems business, could result in changes in the competitive environment we face. These combinations could have a positive or negative impact on our business.

If we fail to keep pace with technological advances, or if we pursue technologies that do not become commercially accepted, customers may not buy our products and our results of operations may be harmed.

Many of the industry segments in which we operate are characterized by rapid technological change, changes in customer requirements, frequent new product introductions and enhancements, short product cycles and evolving industry standards. We believe that our future success will depend, in part, on our ability to improve on existing technologies and to develop and implement new ones, as well as on our ability to adopt and implement emerging industry standards in a timely manner and to adapt products and processes to technological changes. If we fail to develop new and enhanced products and technologies, if we focus on technologies that do not become widely adopted, or if new technologies that we do not offer and that compete with our technologies become widely accepted, demand for our current and planned products may be reduced.

In addition, the emergence of markets for integrated circuits may be affected by factors beyond our control. For example, we design some products to conform to current specific industry standards. If a competitor offers a product based on a standard before we are able to do so, our customers may buy our competitor's product rather than our product. Our customers may not adopt or continue to follow the standards that we have chosen, which would make our products less desirable to customers, and could negatively affect sales. Also, competing standards may emerge that are preferred by our customers, which could reduce sales and require us to make significant expenditures to develop new products. To the extent that we are not able to adapt effectively and expeditiously to new standards, our business may be harmed.

We operate in intensely competitive markets, and our failure to compete effectively would harm our results of operations.

We derive significant revenue from the sale of integrated circuits as well as storage systems. These industries are intensely competitive, and competition may increase as existing competitors enhance their product offerings and as new participants enter the market. Our competitors include large domestic and foreign companies that have substantially greater financial, technical and management resources than us. Several major diversified electronics companies offer products that compete with our products. Other competitors are specialized, rapidly growing companies that sell products into the same markets that we target. Some of our customers may also design and manufacture products internally that compete with our products. We cannot provide any assurances that the price and performance of our products will be superior relative to the products of our competitors or will be sufficient to obtain business.

Increased competition may harm our revenues and margins. For example, competitors with greater financial resources may be able to offer lower prices than us, or they may offer additional products, services or other incentives that we may not be able to match. Competitors may be better able than us to respond quickly to new technologies and may undertake more extensive marketing campaigns than we do. They may also make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their market share. In addition, competitors may sell commercial quantities of new products before we do, establishing a market position that we may not be able to overcome once we introduce similar products in commercial quantities. If we are unable to develop and market competitive products on a timely basis, we will likely fail to maintain or expand our market share and our revenues will likely decline.

Customer orders and ordering patterns can change quickly, making it difficult for us to predict our revenues and making it possible that our actual revenues may vary materially from our expectations, which could harm our results of operations and stock price.

We sell a significant amount of product pursuant to purchase orders that customers may cancel or defer on short notice without incurring a significant penalty. In addition, the period of time between order and product shipment can be very short. If customers reduce the rate at which they place new orders, whether because of changing market conditions for their products or other reasons, or if they cancel or defer previously placed orders, the impact on our revenue can occur quickly and could cause us to experience revenues that are lower than we may have indicated in any forecast of our future revenue that we may have made publicly. For example, as economic conditions deteriorated in the fourth quarter of 2008, our sales declined below the expectations we had publicly announced earlier that quarter because our customers' orders declined to a level below that which we had anticipated. Reductions in new order rates as well as cancellations or deferrals of existing orders could also cause us to hold excess inventory, which could adversely affect our results of operations.

A prolonged economic downturn could have a material negative impact on our results of operations and financial condition.

As a result of the global economic downturn that began in late 2008, we experienced significant revenue declines in late 2008 and early 2009. While we saw renewed demand in some parts of our business toward the end of the third quarter of 2009, if these declines persist or get worse, they could negatively affect our business in several ways, in addition to resulting in lower demand for our products and causing potential disruptions at customers or suppliers that might encounter financial difficulties.

We have defined benefit pension plans under which we are obligated to make future payments to participants. We have set aside funds to meet our anticipated obligations under these plans and have invested them principally in equity and fixed income securities. The value of these securities declined significantly in late 2008 and early 2009 and has not fully recovered. At December 31, 2009, our projected benefit obligations under our pension plans exceeded the value of the assets of those plans by approximately $455 million. U.S. law provides that we must make contributions to the pension plans in 2010 of at least $31 million, and we currently anticipate making contributions of between $31 million and $37 million. We may be required to make additional contributions to the plans in later years if the value of the plan assets does not increase, and these amounts could be significantly larger than the required contributions in 2010. We may also choose to make additional, voluntary contributions to the plans.

At December 31, 2009, we had contractual purchase commitments with suppliers, primarily for raw materials and manufacturing services and for some non-production items, of approximately $559.6 million. If our actual revenues in the future are lower than our current expectations, we may not meet all of our buying commitments. As a result, it is possible that we will have to make penalty-type payments under these contracts, even though we are not obtaining any products that we can sell.

While we believe we currently have sufficient cash and short term investments to fund our operations for the near term, we may find it desirable to obtain additional debt or equity financing or seek to refinance our existing convertible notes in the event of a prolonged or worsening downturn. Financing may not be available to us at all or on acceptable terms if we determine that it would be desirable to obtain additional financing. Moreover, any future equity or convertible debt financing may decrease the percentage of equity ownership of existing stockholders and may result in dilution, depending on the price at which the equity is sold or the debt is converted.

We depend on outside suppliers to manufacture, assemble, package and test our products; accordingly, any failure to secure and maintain sufficient manufacturing capacity or to maintain the quality of our products could harm our business and results of operations.

We depend on third-party foundries to manufacture integrated circuits for us and on outside suppliers to assemble and test our semiconductor products and to assemble our storage systems products. As such, we face the following risks:

- a supplier may be unwilling to devote adequate capacity to the production of our products or may be unable to produce our products;
- a supplier may fail to develop, or may discontinue, manufacturing methods or technologies appropriate for our products;
- manufacturing costs may be higher than planned;
- product reliability may decline;
- a manufacturer may not be able to maintain continuing relationships with its suppliers; and
- we may have reduced control over delivery schedules, quality, manufacturing yields and costs of products.

The ability of an independent foundry to provide us with integrated circuits is limited by its available capacity and existing obligations. We generally do not enter into contracts to reserve foundry capacity. Availability of foundry capacity has in the past been reduced from time to time due to strong demand and may not be available when needed at reasonable prices. If foundry capacity is limited, it is possible that one of our foundries may allocate capacity to the production of other companies' products. This reallocation could impair our ability to obtain sufficient wafers. We may also use a second foundry for a particular product when capacity at the main foundry is limited, but the cost of integrated circuits at the second foundry may be higher, which would reduce our margins.

By relying on outside suppliers to manufacture, assemble and test our products, we may have a reduced ability to control directly product delivery schedules and quality assurance. This lack of control may result in product shortages or quality assurance problems that could delay shipments of products or increase manufacturing, assembly, testing or other costs. In addition, if these outside suppliers are unable to obtain sufficient raw materials in a timely manner, we may experience product shortages or delays in product shipments, which could harm our customer relationships and results of operations.

If any of our manufacturing suppliers experiences capacity constraints, encounters financial difficulties, or experiences any other major disruption of its operations, we may need to qualify an alternate supplier, which may take several months and could result in delays in product shipments. These delays could cause our customers to seek alternate suppliers, which could adversely impact our business.

As a result of all of these factors and risks, and although we carefully monitor and plan for capacity and other issues, we cannot provide any assurances that we can obtain products from our suppliers on a timely basis or at reasonable prices.

Failure to qualify our semiconductor products or our suppliers' manufacturing lines with key customers could harm our business and results of operations.

Some customers will not purchase any products, other than limited numbers of evaluation units, until they qualify the products or the manufacturing line for the product. We may not always be able to satisfy the qualification requirements of these customers. Delays in qualification may cause a customer to discontinue use of non-qualified products and result in a significant loss of revenue.

Any defects in our products could harm our reputation, customer relationships and results of operations.

Our products may contain undetected defects, errors or failures, which may not become apparent until the products are deployed in commercial applications and other equipment. Consequently, customers may discover errors after the products have been deployed. The occurrence of any defects, errors or failures could result in:

- cancellation of orders;
- product returns, repairs or replacements;
- diversion of our resources;
- legal actions by customers or customers' end users;
- increased insurance costs; and
- other losses to us or to customers or end users.

Any of these occurrences could also result in the loss of or delay in market acceptance of products and loss of sales, which could negatively affect our business and results of operations. As our products become even more complex in the future, this risk may intensify over time and may result in increased expenses.

We may be subject to intellectual property infringement claims and litigation, which could cause us to incur significant expenses or prevent us from selling our products.

As is typical in the semiconductor industry, we are frequently involved in disputes regarding patent and other intellectual property rights. We have in the past received, and we may in the future receive, communications from third parties asserting that our products, processes or technologies infringe on the patent or other intellectual property rights of third parties, and we may also receive claims of potential infringement if we attempt to license intellectual property to others. Intellectual property litigation, regardless of the outcome, may be costly and time consuming, and may divert the attention of management and key personnel from other business issues. Claims of intellectual property infringement also might require us to enter into costly royalty or license agreements. We may not be able to obtain royalty or license agreements on acceptable terms. If any of our products or intellectual property infringes on valid rights held by others, our results of operations or financial position may suffer and we may have to make material changes in production processes or products.

If we are unable to protect or assert our intellectual property rights, our business and results of operations may be harmed.

Our future success will depend, in part, upon our ability to protect and assert our intellectual property rights. We rely primarily on patent and other intellectual property laws, as well as nondisclosure agreements and other methods, to protect our proprietary technologies and processes. It is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose proprietary technologies and processes, despite our efforts to protect them.

While we hold a significant number of patents, we can give you no assurance that any additional patents will be issued. Even if new patents are issued, the claims allowed may not be sufficiently broad to protect our technology. In addition, any of our existing patents, and any future patents issued to us, may be challenged, invalidated or circumvented, or changes in law may result in us having less protection than we may have experienced historically. As such, any rights granted under these patents may not provide us with meaningful protection. We may not have foreign patents or pending applications corresponding to our U.S. patents and applications. Even if foreign patents are granted, effective enforcement in foreign countries may not be available.

If our patents do not adequately protect our technology, competitors may be able to offer products similar to our products more easily. Our competitors may also be able to develop similar technology independently or design around our patents. Some or all of our patents have in the past been licensed and likely will in the future be licensed to certain of our competitors through cross-license agreements.

We are exposed to legal, business, political and economic risks associated with our international operations.

We derive, and we expect to continue to derive, a substantial portion of our revenue from sales of products shipped to locations outside of the United States. In 2009, approximately 76.6% of our total revenue was derived from sales outside the United States. In addition, we perform a significant amount of our development work outside the United States and most of our products are manufactured outside of the United States. Operations outside of the United States are subject to a number of risks and potential costs that could harm our business and results of operations, including:

- political, social and economic instability;
- fluctuations in foreign currency exchange rates;
- exposure to different legal standards, particularly with respect to intellectual property;
- natural disasters, civil unrest, terrorism and public health emergencies;
- nationalization of businesses and blocking of cash flows;
- trade and travel restrictions;
- imposition of governmental controls and restrictions;
- burdens of complying with a variety of foreign laws;
- import and export license requirements and restrictions;
- unexpected changes in regulatory requirements;
- foreign technical standards;
- difficulties in staffing and managing international operations;
- international trade disputes;

- difficulties in collecting receivables from foreign entities or delayed revenue recognition; and
- potentially adverse tax consequences, including adverse impacts from changes in United States tax laws.

We use indirect channels of product distribution over which we have limited control.

We sell our storage systems products primarily to other companies that may or may not add features or functionality to them before reselling them to end customers. We also sell some of our semiconductor products through distributors and our RAID server adapters and network attached storage gateways through resellers and distributors. A deterioration in our relationships with our resellers or distributors, or a decline in their business, could harm our sales. In addition, we may increase our reliance on indirect channels of distribution in the future. We may not successfully maintain or expand these indirect channels of distribution, and our failure to do so could result in the loss of sales opportunities. Furthermore, our reliance on indirect channels of distribution may reduce visibility with respect to future business opportunities, thereby making it more difficult to forecast orders.

We may engage in acquisitions and strategic alliances, which may not be successful and could harm our business and operating results.

We expect to continue to explore strategic acquisitions that build upon or expand our library of intellectual property, human capital and engineering talent, and that could increase our ability to address the needs of our customers. For example, in 2009 we acquired ONStor, Inc. to add network attached storage capabilities to our product offerings and the 3ware assets which included a RAID server adapter distribution channel business. Acquisitions of high-technology companies have inherent risks. No assurance can be given that our previous acquisitions or future acquisitions will be successful and will not harm our business or operating results. In addition, we may make investments in companies, products and technologies through strategic alliances and otherwise. If these investments are not successful, our results of operations may suffer.

The semiconductor industry is highly cyclical, which may cause our operating results to fluctuate.

We operate in the highly cyclical semiconductor industry. This industry is characterized by wide fluctuations in product supply and demand. In the past, the semiconductor industry has experienced significant downturns, often in connection with, or in anticipation of, excess manufacturing capacity worldwide, maturing product cycles and declines in general economic conditions. Even if demand for our products remains constant, a lower level of available foundry capacity could increase our costs, which would likely have an adverse impact on our results of operations.

Our failure to attract, retain and motivate key employees could harm our business.

In some of our fields of operation, there are only a limited number of people in the job market who possess the requisite skills. In the past, we have experienced difficulty in identifying and hiring sufficient numbers of qualified engineers in parts of our business as well as in retaining qualified employees. The loss of the services of any key personnel or our inability to hire new personnel with the requisite skills could restrict our ability to develop new products or enhance existing products in a timely manner, to sell products to our customers or to manage our business effectively. In light of economic conditions in early 2009, we implemented several cost-saving measures that directly affected employee compensation. These measures, or others that we may take in the future, may negatively impact our ability to recruit and retain qualified personnel.

Our operations and our suppliers' operations are subject to natural disasters and other events outside of our control that may disrupt our business and harm our operating results.

Our operations and those of our suppliers are subject to natural disasters and other events outside of our control that may disrupt our business and harm our operating results. For example, a widespread outbreak of an illness such as H1N1 flu, avian flu, or bird flu, or severe acute respiratory syndrome, or SARS, could harm our operations and those of our suppliers as well as decrease demand from customers. We also have substantial operations in parts of California that have experienced major earthquakes and in parts of Asia that have experienced both typhoons and earthquakes. If our operations or those of our suppliers are curtailed because of health issues or natural disasters, our business may be disrupted and we may need to seek alternate sources of supply for manufacturing or other services. Alternate sources may not be available, may be more expensive or may result in delays in shipments to customers, which would affect our results of operations. In addition, a curtailment of design operations could result in delays in the development of new products. If our customers' or suppliers' and manufacturers' businesses are affected by health issues, natural disasters or other events outside of our control, our business and results of operations may be harmed.

We are subject to various environmental laws and regulations that could impose substantial costs on us and may harm our business.

Our business is subject to or may be impacted by various environmental laws and regulations. For example, some countries have begun to require companies selling a broad range of electrical equipment to conform to legislation such as the Waste Electrical and Electronic Equipment (WEEE) Directive, the Restriction of the use of certain Hazardous Substances in Electrical & Electronic Equipment (RoHS) Directive, and the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) Regulation in the European Union. Environmental legislation such as these could require us to redesign our products in order to comply with the standards and require the development of compliance administration systems. Redesigned products could be more costly to manufacture or require more costly or less efficient raw materials, making our products more costly or less desirable. If we cannot develop compliant products on a timely basis or properly administer our compliance programs, our revenues may also decline due to lower sales. In addition, under certain environmental laws, we could be held responsible, without regard to fault, for costs relating to any contamination at our current or past facilities and at third party waste disposal sites. We could also be held liable for consequences arising out of human exposure to such substances or other environmental damage.

Our blank check preferred stock and Delaware law contain provisions that may inhibit potential acquisition bids, which may harm our stock price, discourage merger offers or prevent changes in our management.

Our board has the authority to issue preferred stock and to determine its rights, preferences, privileges and restrictions, including voting rights, without any further vote or action by our stockholders. If we issue any of these shares of preferred stock in the future, the rights of holders of our common stock may be negatively affected. Although we have no current plans to issue shares of preferred stock, if we issue preferred stock, a change of control of our company could be delayed, deferred or prevented. Furthermore, Section 203 of the Delaware General Corporation Law restricts certain business combinations with any "interested stockholder" as defined by that statute. These provisions are designed to encourage potential acquirers to negotiate with our board of directors and give our board an opportunity to consider various alternatives to increase stockholder value. These provisions are also intended to discourage certain tactics that may be used in proxy contests. However, the potential issuance of preferred stock or the restrictions in Section 203 of the Delaware General Corporation Law could discourage potential acquisition proposals and could delay or prevent a change in control, which may adversely affect the market price of our stock. These provisions may also have the effect of preventing changes in our management or board of directors.

Class action litigation due to stock price volatility or other factors could cause us to incur substantial costs and divert our management's attention and resources.

In the past, securities class action litigation often has been brought against a company following periods of volatility in the market price of its securities. Companies in the technology industry are particularly vulnerable to this kind of litigation due to the high volatility of their stock prices. Our stock has experienced substantial price volatility in the past. This may be a result of quarterly variations in our results of operations, the published expectations of security analysts and announcements by us and our competitors as well as general economic conditions and our stock price may continue to experience substantial volatility. Accordingly, we may in the future be the target of securities litigation. Any securities litigation could result in substantial costs and could divert the attention and resources of our management.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 2. *Properties*

We lease office space in two buildings in Milpitas, California for our corporate headquarters, administration and engineering offices. We also own a 600,000 square foot office complex in Allentown, Pennsylvania that we use for administration and engineering offices. We have leased out approximately 69,000 square feet of space in that facility to a tenant.

In our Storage Systems business, we own approximately 330,000 square feet of space in Wichita, Kansas which includes engineering, administrative offices and systems training.

We also own approximately 150,000 square feet of sales and engineering office space in Fort Collins, Colorado and approximately 180,000 square feet of sales and engineering office space in Colorado Springs, Colorado. These facilities are used by both our Semiconductor segment and our Storage Systems segment.

We own or lease additional space in the United States and in various other countries, and use that space for sales, marketing, engineering, general corporate and test purposes.

We believe that our existing facilities and equipment are well maintained, in good operating condition, suitable for our operations and are adequate to meet our current requirements.

Item 3. *Legal Proceedings*

This information is included in Note 14 ("Commitments, Contingencies and Legal Matters — Legal Matters") to our financial statements in Item 8 and is incorporated herein by reference.

Item 4. *Submission of Matters to a Vote of Security Holders*

During the fourth quarter of 2009, no matter was submitted to a vote of our security holders.

Executive Officers of LSI

Set forth below is information about our executive officers.

Name	Age	Position
Abhijit Y. Talwalkar	45	President and Chief Executive Officer
Philip W. Bullinger	45	Executive Vice President and General Manager, Engenio Storage Group
Bryon Look	56	Executive Vice President, Chief Financial Officer and Chief Administrative Officer
Jean F. Rankin	51	Executive Vice President, General Counsel and Secretary
D. Jeffrey Richardson	45	Executive Vice President and General Manager, Semiconductor Solutions Group

Mr. Talwalkar has been our President and Chief Executive Officer and a member of our Board of Directors since May 2005. Prior to joining LSI, Mr. Talwalkar was employed by Intel Corporation, a microprocessor manufacturer. At Intel, he was Corporate Vice President and Co-general Manager of the Digital Enterprise Group from January 2005 until May 2005, Vice President and General Manager of Intel's Enterprise Platform Group from May 2004 to January 2005, and Vice President and General Manager of Intel's Platform Products Group, within Intel's Enterprise Platform Group, from April 2002 through May 2004. Mr. Talwalkar also served as Vice President and Assistant General Manager of Intel's Enterprise Platform Group from June 2001 to March 2002.

Mr. Bullinger has been the leader or a co-leader of our Storage Systems business since August 2005. From September 2001 through August 2005, he served as Vice President and General Manager of our RAID Storage

Adapters division. He joined LSI in 1998, following LSI's acquisition of Symbios, Inc., a storage company, and served as Director of Product Development until August 2001.

Mr. Look has been Executive Vice President, Chief Financial Officer and Chief Administrative Officer since January 2009. From November 2000 through January 2009, he served as Executive Vice President and Chief Financial Officer. Between March 1997 and November 2000, he was our Vice President, Corporate Development and Strategic Planning. Prior to joining LSI, he was manager of business development in Hewlett-Packard's corporate development department. During a 21-year career at Hewlett-Packard, Mr. Look held a variety of management positions in finance and research and development.

Ms. Rankin has been our Executive Vice President, General Counsel and Secretary since April 2007. Ms. Rankin joined LSI in 2007 following our acquisition of Agere Systems. At Agere, she had been Executive Vice President, General Counsel and Secretary since 2000.

Mr. Richardson has been the leader of our Semiconductor Solutions Group since January 2009. From April 2007 through January 2009, he led our Network and Storage Products Group, which included our Networking and Storage Interfaces businesses. From September 2005 through April 2007, he was the leader of our Custom Solutions Group, and from June 2005 through September 2005, he led our Corporate Strategy function. From 1992 through June 2005, he held a variety of management positions at Intel, including positions as Vice President of the Digital Enterprise Group and General Manager of the Server Platform Group from February 2005 through June 2005 and General Manager of Intel's Enterprise Platforms and Services Division from June 2001 to January 2005. From January 1999 to June 2001, he was Director of Product Development of Intel's Enterprise Platforms and Services Division.

Officers are not elected for a fixed term of office but hold office until their successors have been elected. There are no family relationships among the executive officers and directors of LSI.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our stock trades on the New York Stock Exchange under the symbol "LSI." In May 2009, our Chief Executive Officer submitted to the Exchange an annual certification stating that he was not aware of any violations of the Exchange's corporate governance listing standards.

The table below shows the high and low sales prices for our common stock for each quarter during our last two full fiscal years, as reported in the consolidated transaction reporting system.

	2009		2008	
	High	Low	High	Low
First Quarter	$3.93	$2.39	$5.57	$3.79
Second Quarter	$5.20	$3.29	$7.53	$4.73
Third Quarter	$5.78	$4.35	$7.87	$5.12
Fourth Quarter	$6.14	$4.88	$5.70	$2.36

At February 22, 2010, there were 336,237 holders of record of our common stock. We believe that we have a greater number of additional stockholders who own their shares through brokerage firms and other nominees.

We have never paid cash dividends on our common stock. It is presently our policy to reinvest our earnings, and we do not currently anticipate paying any cash dividends to stockholders in the foreseeable future.

PERFORMANCE GRAPH

The following graph compares the cumulative total stockholder return on our common stock to that of the S&P 500 Index and the S&P 500 Semiconductors Index. The graph assumes that a $100 investment was made in our common stock and each of the indices at December 31, 2004, and that dividends, if any, were reinvested in all cases. The stock price performance shown on the graph is not necessarily indicative of future price performance.


$200
$150
$100
$50
$0
2004
2005
2006
2007
2008
2009
LSI Corporation
S&P 500 Index
S&P 500 Semiconductors Index

	Dec 31, 2004	Dec 31, 2005	Dec 31, 2006	Dec 31, 2007	Dec 31, 2008	Dec 31, 2009
LSI Corporation	$100	$145.99	$164.23	$ 96.90	$60.04	$109.67
S&P 500 Index	$100	$104.91	$121.48	$128.16	$80.74	$102.11
S&P 500 Semiconductors Index	$100	$112.16	$102.16	$114.40	$62.07	$ 99.93

Item 6. ***Selected Financial Data***

Five-Year Consolidated Summary

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands, except per share amounts)				
Revenues	$2,219,159	$2,677,077	$ 2,603,643	$1,982,148	$1,919,250
Cost of revenues	1,375,758	1,608,108	1,699,785	1,158,983	1,150,042
Gross profit	843,401	1,068,969	903,858	823,165	769,208
Research and development	608,312	672,511	655,224	413,432	399,685
Selling, general and administrative	326,014	406,875	381,409	255,569	238,265
Restructuring of operations and other items, net	38,246	43,717	148,121	(8,427)	119,052
Goodwill and identified intangible asset impairment charges	—	541,586	2,021,463	—	—
Acquired in-process research and development	—	—	188,872	4,284	—
(Loss)/income from operations	(129,171)	(595,720)	(2,491,231)	158,307	12,206
Interest expense	(21,931)	(34,943)	(31,020)	(24,263)	(25,283)
Interest income and other, net	20,272	36,110	46,758	51,276	33,994
(Loss)/income before income taxes	(130,830)	(594,553)	(2,475,493)	185,320	20,917
(Benefit)/provision for income taxes	(83,111)	27,700	11,326	15,682	26,540
Net (loss)/income	$ (47,719)	$ (622,253)	$(2,486,819)	$ 169,638	$ (5,623)
Basic net (loss)/income per share	$ (0.07)	$ (0.96)	$ (3.87)	$ 0.43	$ (0.01)
Diluted net (loss)/income per share	$ (0.07)	$ (0.96)	$ (3.87)	$ 0.42	$ (0.01)
Year-end status:					
Total assets	$2,967,930	$3,344,194	$ 4,396,390	$2,852,144	$2,796,066
Long-term obligations	$ 652,441	$1,105,739	$ 1,148,689	$ 429,400	$ 699,050
Stockholders' equity	$1,461,104	$1,440,922	$ 2,484,996	$1,895,738	$1,627,950

In 2009, we recorded a tax benefit of $83.1 million, primarily attributable to an $81.0 million tax benefit recognized as a result of settlements of tax audits in foreign jurisdictions.

During the years ended December 31, 2008 and 2007, we recognized goodwill and identified intangible asset impairment charges of $541.6 million and $2,021.5 million, respectively, in the Semiconductor segment. There were no impairment charges of goodwill or identified intangible assets for the year ended December 31, 2009.

On April 2, 2007, we acquired Agere Systems Inc. through the merger of Agere and a subsidiary of ours. The merger was accounted for as a purchase. Accordingly, the results of operations of Agere and estimated fair value of assets acquired and liabilities assumed were included in our consolidated financial statements from April 2, 2007.

Beginning in 2007, we included amortization of identified intangible assets in cost of revenues. Amortization of identified intangible assets of $32.1 million and $62.5 million for the years ended December 31, 2006 and 2005, respectively, which was previously reported as a separate component of operating expenses, has been reclassified to cost of revenues for consistency.

On January 1, 2006, we adopted the guidance of the Financial Accounting Standards Board, or FASB, with respect to the fair value recognition of share-based payments, using the modified prospective transition method. In accordance with the modified prospective transition method, we began recognizing compensation expense for all share-based awards granted on or after January 1, 2006 and for unvested awards granted prior to January 1, 2006. Under this method of implementation, no restatement of prior periods has been made.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This management's discussion and analysis should be read in conjunction with the other sections of this Form 10-K, including Part 1, "Item 1: Business"; Part II, "Item 1A: Risk Factors"; Part II, "Item 6: Selected Financial Data"; and Part II, "Item 8: Financial Statements and Supplementary Data."

Where more than one significant factor contributed to changes in results from year to year, we have quantified these factors throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where practicable and material to understanding the discussion.

OVERVIEW

We design, develop and market complex, high-performance storage and networking semiconductors and storage systems. We provide silicon-to-system solutions that are used at the core of products that create, store, consume and transport digital information. We offer a broad portfolio of capabilities, including custom and standard product integrated circuits used in hard disk drives, solid state drives, high-speed communication systems, computer servers, storage systems and personal computers. We also offer external storage systems, storage systems software, redundant array of independent disks, or RAID, adapters for computer servers and RAID software applications.

We operate in two segments — the Semiconductor segment and the Storage Systems segment.

Our Semiconductor segment designs, develops and markets highly complex integrated circuits for storage and networking applications. These solutions include both custom solutions and standard products. We design custom solutions for a specific application defined by the customer. We develop standard products for market applications that we define and sell to multiple customers. We sell our integrated circuits for storage applications principally to makers of hard disk drives, solid state drives and computer servers. We sell our integrated circuits for networking applications principally to makers of devices used in computer and telecommunications networks and, to a lesser extent, to makers of personal computers. We also generate revenue by licensing other entities to use our intellectual property.

Our Storage Systems segment designs and sells enterprise storage systems and storage software applications that enable storage area networks. We also offer RAID adapters for computer servers and associated software for attaching storage devices to computer servers. We sell our storage systems and storage solutions primarily to original equipment manufacturers, or OEMs, who resell these products to end customers under their own brand name.

Our revenues depend on market demand for these types of products and our ability to compete in highly competitive markets. We face competition not only from makers of products similar to ours, but also from competing technologies. For example, we see the development of solid state drives, based on flash memory rather than the spinning platters used in hard disk drives, as a long-term potential competitor to certain types of hard disk drives and have begun focusing development efforts in that area.

The U.S. and global economies have experienced a significant downturn driven by a financial and credit crisis that could continue to challenge those economies for some period of time. In 2009, we took a number of actions to reduce our expenses, including a corporate-level restructuring designed to increase synergies across our Semiconductor segment, reductions in our global workforce, temporary and permanent reductions in employee compensation-related expenses and reductions in discretionary spending. While we have reduced a number of expenses in response to the global economic downturn, we have also tried to limit the impact of the reductions on our research and development efforts in order to attempt to maintain a continuing flow of new products.

Although we saw increases in demand in some parts of our business toward the end of 2009, we anticipate that our revenues will not return to pre-downturn levels in the near future. In early 2010, however, we began restoring the employee compensation-related expenses that we reduced on a temporary basis in 2009. We continue to monitor demand and may seek to adjust our cost structure further.

Our revenues for the year ended December 31, 2009 were $2,219.2 million, a decrease of $457.9 million, or 17.1%, as compared to $2,677.1 million for the year ended December 31, 2008. The decrease resulted primarily from the global economic downturn and the resulting lower end-market demand for semiconductors used in storage and networking product applications and, to a lesser extent, lower demand for our mid-range storage systems.

We reported a net loss of $47.7 million, or $0.07 per diluted share, for the year ended December 31, 2009, as compared to a net loss of $622.3 million, or $0.96 per diluted share, for the year ended December 31, 2008. During the year ended December 31, 2008, we recognized a goodwill impairment charge of $364.1 million and $177.5 million in charges for the impairment of identified intangible assets. There was no charge for impairment of goodwill or identified intangible assets in 2009. We recorded restructuring of operations and other items, net of $38.2 million in 2009 as compared to $43.7 million in 2008. In 2009, we recorded an income tax benefit of $83.1 million, or $0.13 per diluted share, which primarily related to settlements of multi-year foreign tax audits.

Cash, cash equivalents and short-term investments were $962.1 million as of December 31, 2009, as compared to $1,119.1 million as of December 31, 2008. In 2009, we used $244.0 million to redeem convertible notes. For the year ended December 31, 2009, we generated $204.5 million in cash from operating activities as compared to $278.1 million for the year ended December 31, 2008.

RESULTS OF OPERATIONS

Revenues

The following table summarizes our revenues by segment:

	Year Ended December 31,		
	2009	2008	2007
		(In millions)	
Semiconductor segment	$1,421.5	$1,795.1	$1,778.9
Storage Systems segment	797.7	882.0	824.7
Consolidated	$2,219.2	$2,677.1	$2,603.6

2009 compared to 2008:

Total consolidated revenues for 2009 decreased by $457.9 million, or 17.1%, as compared to 2008.

Semiconductor Segment:

Revenues for the Semiconductor segment decreased by $373.6 million, or 20.8%, in 2009 as compared to 2008. The decrease was primarily attributable to a decline in unit sales due to decreased demand for semiconductors used in storage and networking product applications as a result of the global economic downturn and decreased unit sales of our networking product applications that we no longer invested in. The decrease was partially offset by increased unit sales attributable to the hard disk drive, or HDD, semiconductor business acquired from Infineon in April 2008 and our newer networking product applications.

Storage Systems Segment:

Revenues for the Storage Systems segment decreased by $84.3 million, or 9.6%, in 2009 as compared to 2008. The decrease was primarily attributable to a decrease in unit sales of our mid-range storage systems and related premium software features as a result of the current global economic downturn. The decrease was partially offset by increased unit sales of our entry-level storage systems and our server RAID adapters, primarily as a result of the acquisition of the 3ware RAID storage adapter business on April 21, 2009.

2008 compared to 2007:

Total consolidated revenues for 2008 increased by $73.5 million, or 2.8%, as compared to 2007.

Semiconductor Segment:

Revenues for the Semiconductor segment increased by $16.2 million, or 0.9%, in 2008 as compared to 2007. The increase was primarily attributable to an increase in unit sales due to:

- Increased demand for semiconductors used in storage and networking product applications, primarily as a result of having a full year of revenues from the Agere Systems business, which we acquired in 2007; and
- Revenues from the HDD semiconductor business acquired from Infineon in April 2008.

The increase was partially offset by the absence of revenues from the Mobility Products Group and the Consumer Products Group, which accounted for $213.1 million and $54.6 million in revenues, respectively, in 2007 prior to sale of Mobility Products Group and Consumer Products Group.

Storage Systems Segment:

Revenues for the Storage Systems segment increased by $57.3 million, or 6.9%, in 2008 as compared to 2007. The increase was primarily attributable to an increase in unit sales of our entry-level storage systems and a continued increase in unit demand for our premium feature and direct-attached storage software products, partially offset by a decline in unit sales of our mid-range storage systems.

Significant Customers:

The following table provides information about our significant customers, each of whom accounted for 10% or more of consolidated revenues or 10% or more of either segment's revenues:

	Year Ended December 31,		
	2009	2008	2007
Semiconductor segment:			
Number of significant customers	1	1	2
Percentage of segment revenues	24%	26%	28%, 12%
Storage Systems segment:			
Number of significant customers	2	3	3
Percentage of segment revenues	48%, 13%	46%, 14%, 11%	47%, 16%, 11%
Consolidated:			
Number of significant customers	2	2	2
Percentage of consolidated revenues	19%, 16%	17%, 16%	19%, 15%

Revenues by Geography

The following table summarizes our revenues by geography:

	Year Ended December 31,		
	2009	2008	2007
		(In millions)	
North America*	$ 519.2	$ 737.2	$ 858.7
Asia**	1,126.0	1,359.8	1,401.3
Europe and the Middle East	574.0	580.1	343.6
Total	$2,219.2	$2,677.1	$2,603.6

* Primarily the United States.

** Including Japan.

2009 compared to 2008:

Revenues in North America and Asia decreased 29.6% and 17.2%, respectively, in 2009 as compared to 2008. The decrease in North America was primarily attributable to decreased unit sales of storage systems due to the global economic downturn in 2009 and the result of a significant customer shifting order placements from our U.S. subsidiary to a subsidiary in Europe. North America revenues from semiconductors also decreased in 2009 primarily due to the global economic downturn and a decrease in demand for networking products that we no longer invest in. The decrease in Asia was primarily attributable to decreased unit sales of semiconductors used in storage and networking product applications. Revenues in Europe and the Middle East decreased 1.1% in 2009 as compared to 2008. The decrease was primarily attributable to decreased unit sales of semiconductors used in networking products that we no longer invest in, offset in part by increased unit sales of storage systems as the result of a significant customer shifting order placements from our U.S. subsidiary to a subsidiary in Europe beginning in the third quarter of 2008.

2008 compared to 2007:

Revenues in Europe and the Middle East increased 68.8% in 2008 as compared to 2007. This increase was primarily attributable to increased unit sales of storage systems as the result of a significant customer shifting order placements from our U.S. subsidiary to a subsidiary in Europe and increased unit sales of semiconductors used in storage product applications. Revenues in North America decreased 14.1%. The decrease in North America was primarily attributable to decreased unit sales of storage systems primarily for the reason discussed above, offset in part by increased unit sales of semiconductors used in storage and networking standard products.

Gross Profit Margin

The following table summarizes our gross profit margins by segment:

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in millions)		
Semiconductor segment	$564.1	$ 736.9	$603.7
Percentage of Semiconductor segment revenues	39.7%	41.1%	33.9%
Storage Systems segment	$279.3	$ 332.1	$300.2
Percentage of Storage Systems segment revenues	35.0%	37.7%	36.4%
Consolidated	$843.4	$1,069.0	$903.9
Percentage of total revenues	38.0%	39.9%	34.7%

2009 compared to 2008:

Consolidated gross profit as a percentage of total revenues, or gross margin, decreased to 38.0% in 2009 from 39.9% in 2008.

Semiconductor Segment:

Gross margins for the Semiconductor segment decreased to 39.7% in 2009 from 41.1% in 2008. The decrease was primarily attributable to a shift in product mix and lower overall absorption of fixed costs as a result of the 20.8% decline in revenues. The decrease was offset in part by decreased manufacturing-related spending as a result of our cost reduction measures and a decrease in amortization of identified intangible assets as a percentage of revenues.

Storage Systems Segment:

Gross margins for the Storage Systems segment decreased to 35.0% in 2009 from 37.7% in 2008. The decrease was primarily driven by a shift in product mix as a greater percentage of our revenues consisted of entry-level storage systems, which have lower margins, lower overall absorption of fixed costs as a result of the decrease in revenues and a charge of $4.5 million to fair value inventories acquired primarily in the 3ware acquisition.

2008 compared to 2007:

Consolidated gross margins increased to 39.9% in 2008 from 34.7% in 2007.

Semiconductor Segment:

Gross margins for the Semiconductor segment increased to 41.1% in 2008 from 33.9% in 2007. The increase in 2008 was primarily attributable to:

- Increased sales of products with higher gross profit margins in 2008;
- An inventory charge of $47.9 million recorded in the second quarter of 2007 related to fair valuing the inventory in the acquisition of Agere;
- A decrease in inventory provisions from 2007 to 2008, primarily as a result of improvements in supply chain management; and
- $19.0 million in charges recorded in 2007 for a wafer supply agreement with ON Semiconductor resulting from a decline in demand.

Storage Systems Segment:

Gross margins for the Storage Systems segment increased to 37.7% in 2008 from 36.4% in 2007. The increase was primarily driven by lower manufacturing costs across product lines and higher demand for our premium feature and direct-attached storage software products, which have higher margins.

Research and Development

The following table summarizes our research and development, or R&D, expenses by segment:

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in millions)		
Semiconductor segment	$475.3	$534.0	$525.4
Percentage of Semiconductor segment revenues	33.4%	29.7%	29.5%
Storage Systems segment	$133.0	$138.5	$129.8
Percentage of Storage Systems segment revenues	16.7%	15.7%	15.7%
Consolidated	$608.3	$672.5	$655.2
Percentage of total revenues	27.4%	25.1%	25.2%

2009 compared to 2008:

Consolidated R&D expenses decreased by $64.2 million, or 9.5%, in 2009 as compared to 2008, but increased as a percentage of revenues from 25.1% in 2008 to 27.4% in 2009 as a result of the decrease in revenues.

Semiconductor Segment:

R&D expenses for the Semiconductor segment consist primarily of employee salaries, contractor expenses, costs related to third-party design tools and materials used in the design of custom silicon and standard products, as well as depreciation of capital equipment and facilities-related expenditures.

R&D expenses for the Semiconductor segment decreased by $58.7 million, or 11.0%, in 2009 as compared to 2008. The decrease was primarily attributable to lower compensation-related expenses as a result of reduced headcount from the restructuring actions taken since January 2009, other compensation-related cost reduction measures, reductions in discretionary spending and lower spending on third-party contractors and materials associated with R&D projects. R&D expenses as a percentage of segment revenues for the Semiconductor segment increased from 29.7% in 2008 to 33.4% in 2009 as a result of the decrease in revenues.

Storage Systems Segment:

R&D expenses for the Storage Systems segment consist primarily of employee salaries, contractor expenses and materials used in product development, as well as depreciation of capital equipment and facilities. In addition to the significant resources required to support hardware technology transitions, we devote significant resources to developing and enhancing software features and functionality to remain competitive.

R&D expenses for the Storage Systems segment decreased by $5.5 million, or 4.0%, in 2009 as compared to 2008. The decrease was primarily attributable to lower compensation-related expenses as a result of reduced headcount from the restructuring actions taken since January 2009, other compensation-related cost reduction measures and reductions in discretionary spending. The decrease was offset in part by additional compensation-related expenditures associated with the 3ware RAID storage adapter business and ONStor business acquisitions. R&D expenses as a percentage of segment revenues for the Storage Systems segment increased from 15.7% in 2008 to 16.7% in 2009 as a result of the decrease in revenues.

2008 compared to 2007:

Consolidated R&D expenses increased by $17.3 million, or 2.6%, in 2008 as compared to 2007.

Semiconductor Segment:

R&D expenses for the Semiconductor segment increased by $8.6 million, or 1.6%, in 2008 as compared to 2007 and increased slightly as a percentage of segment revenues from 29.5% in 2007 to 29.7% in 2008. The increase was attributable to the merger with Agere, partially offset by reduced expenditures resulting from the sale of the Mobility and Consumer Products Groups, headcount reductions from our restructuring actions and decreased spending related to third-party design tools used in the design of custom silicon and standard products.

Storage Systems Segment:

R&D expenses for the Storage Systems segment increased by $8.7 million, or 6.7%, in 2008 as compared to 2007. The increase was primarily attributable to increased compensation-related expenditures as well as increased material spending for R&D projects associated with new product development.

Selling, General and Administrative

The following table summarizes our selling, general and administrative, or SG&A, expenses by segment:

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in millions)		
Semiconductor segment	$212.7	$278.6	$264.1
Percentage of Semiconductor segment revenues	15.0%	15.5%	14.8%
Storage Systems segment	$113.3	$128.3	$117.3
Percentage of Storage Systems segment revenues	14.2%	14.5%	14.2%
Consolidated	$326.0	$406.9	$381.4
Percentage of total revenues	14.7%	15.2%	14.6%

2009 compared to 2008:

Consolidated SG&A expenses decreased by $80.9 million, or 19.9%, in 2009 as compared to 2008.

Semiconductor Segment:

SG&A expenses for the Semiconductor segment decreased by $65.9 million, or 23.7%, in 2009 as compared to 2008. The decrease was primarily attributable to lower compensation-related expenses as a result of reduced headcount from the restructuring actions taken since January 2009, other compensation-related cost reduction measures, a decrease in amortization of identified intangible assets, and lower selling and general expenses attributable to continued cost containment activities. SG&A expenses as a percentage of segment revenues decreased from 15.5% in 2008 to 15.0% in 2009, as a result of the decrease in SG&A expenses.

Storage Systems Segment:

SG&A expenses for the Storage Systems segment decreased by $15.0 million, or 11.7%, in 2009 as compared to 2008. The decrease was primarily attributable to lower compensation-related expenses and other discretionary expenses as a result of continued cost containment activities, along with lower bad debt expense due to the decrease in revenues. The decrease was offset in part by additional expenditures associated with the 3ware and ONStor acquisitions. SG&A expenses as a percentage of segment revenues decreased from 14.5% in 2008 to 14.2% in 2009, as a result of the decrease in expenses.

2008 compared to 2007:

Consolidated SG&A expenses increased by $25.5 million, or 6.7%, in 2008 as compared to 2007.

Semiconductor Segment:

SG&A expenses for the Semiconductor segment increased by $14.5 million, or 5.5%, in 2008 as compared to 2007 and increased as a percentage of segment revenues from 14.8% in 2007 to 15.5% in 2008. The increase was attributable to the merger with Agere, partially offset by reduced expenditures resulting from the sale of the Mobility and Consumer Products Groups as well as headcount reductions from our restructuring actions.

Storage Systems Segment:

SG&A expenses for the Storage Systems segment increased by $11.0 million, or 9.4%, in 2008 as compared to 2007 and increased as a percentage of segment revenues from 14.2% in 2007 to 14.5% in 2008. The increase was primarily attributable to an increase in sales and marketing expenditures to support higher revenues in 2008 compared to 2007.

Restructuring of Operations and Other Items

A complete discussion of our restructuring actions in 2009, 2008 and 2007 is included in Note 2 to our consolidated financial statements in Item 8.

For the year ended December 31, 2009, we recorded charges of $38.2 million in restructuring of operations and other items, net, consisting of $30.2 million in charges for restructuring of operations and $8.0 million in charges for other items. Of these charges, $34.9 million and $3.3 million were recorded in the Semiconductor segment and the Storage Systems segment, respectively. The restructuring charges were largely related to an accrual for remaining payments to be made under a licensing arrangement for design tools that we will no longer use and for severance and termination benefits for approximately 200 employees primarily related to headcount reductions from our restructuring actions taken in April and July 2009.

As a result of the restructuring actions taken since January 2009, we have been realizing operating expense savings of approximately $12.0 million per quarter beginning the fourth quarter of 2009.

For the year ended December 31, 2008, we recorded charges of $43.7 million in restructuring of operations and other items, net, consisting of $35.5 million in charges for restructuring of operations and $8.2 million in charges for other items. Of these charges, $41.1 million and $2.6 million were recorded in the Semiconductor segment and the Storage Systems segment, respectively. The restructuring charges were largely related to severance and termination benefits for approximately 260 employees associated with a broad-based reorganization that was announced in

January 2009 and various lease termination costs. The charges were offset in part by a gain on the sale of land in Gresham, Oregon.

For the year ended December 31, 2007, we recorded charges of $148.1 million in restructuring of operations and other items, net, consisting of $142.9 million in charges for restructuring of operations and $5.2 million in charges for other items. Of these charges, $143.4 million and $4.7 million were recorded in the Semiconductor segment and the Storage Systems segment, respectively. We completed the sale of our Consumer Products Group in the third quarter of 2007 and the sales of our semiconductor assembly and test operations in Thailand and our Mobility Products Group in the fourth quarter of 2007. We also announced the elimination of approximately 900 non-production positions, inclusive of the Consumer Products Group, across all business and functional areas worldwide in the second quarter of 2007, and in the third quarter of 2007 announced the elimination of approximately 2,100 production positions worldwide associated with the sale of our assembly and test operations in Thailand and our plan to transition assembly and test operations performed at our facilities in Singapore and Wichita, Kansas to current manufacturing partners.

Goodwill and Identified Intangible Asset Impairment Charges

We monitor the recoverability of goodwill and identified intangible assets recorded in connection with acquisitions, by reporting unit, annually in our fourth quarter or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable. There was no impairment of goodwill or identified intangible assets in 2009. During the fourth quarters of 2008 and 2007, we determined that, based on the then current market conditions in the semiconductor industry, the carrying amounts of goodwill and certain identified intangible assets for our Semiconductor reporting unit were no longer recoverable. We recognized goodwill impairment charges of $364.1 million and $2,019.9 million in the fourth quarter of 2008 and 2007, respectively. The fair value of the Semiconductor reporting unit was estimated by using the present value of estimated future cash flows. In addition, we recognized $177.5 million and $1.6 million in charges for the impairment of certain identified intangible assets in the Semiconductor segment for the years ended December 31, 2008 and 2007, respectively.

Acquired In-Process Research and Development

Our methodology for allocating the purchase price relating to purchase acquisitions to acquired in-process research and development, or IPR&D, involves established valuation techniques in the high-technology industry. Prior to January 1, 2009, IPR&D was expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed. Beginning January 1, 2009, IPR&D is capitalized and classified as indefinite-lived until the completion or abandonment of the associated research and development activities. The fair value of technology under development is determined using the income approach, which discounts expected future cash flows to present value. A discount rate is used for the projects to account for the risks associated with the inherent uncertainties surrounding the successful development of the IPR&D, market acceptance of the technology, the useful life of the technology, the profitability level of such technology and the uncertainty of technological advances, which could affect the estimates recorded. The discount rates used in the present value calculations are derived from a weighted-average cost-of-capital analysis.

In 2009, we capitalized $0.8 million related to acquired IPR&D that was included in identified intangible assets, net, in the consolidated balance sheets. In 2008, there were no IPR&D charges. For the year ended December 31, 2007, we recorded IPR&D charges of $188.9 million in connection with the Tarari, Inc., Agere Systems Inc. and SiliconStor, Inc. acquisitions.

The following table summarizes details of the 2007 acquisitions at the acquisition dates:

Company	Acquisition Date	Projects	IPR&D	Estimated Cost to Complete	Discount Rate	Revenue Projections Extend Through
			(Dollars in millions)			
Tarari	October 3, 2007	Content Inspection-Abraxas-5 Gbps; Abraxas-10Gbps; Electra	$ 6.0	$ 2.9	22.7%	2013
Agere	April 2, 2007	Storage — read channel and preamps; Mobility — HSPDA for 3G; Networking — modems, Firewire, serdes, media gateway, VoIP, network processors, Ethernet, mappers and framers	$176.4	$85.8*	13.8%	2021
SiliconStor . .	March 13, 2007	Storage — SATA/SAS multiplexers	$ 6.5	$ 4.4	27.0%	2017

* This amount excludes estimated costs to complete the Mobility-HSPDA for 3G project because we sold the Mobility Products Group to Infineon Technologies in the fourth quarter of 2007.

As of December 31, 2009, the actual development timelines and costs for the IPR&D projects described above were in line with original estimates. However, development of the technology remains a substantial risk to us due to a number of factors, including the remaining effort to achieve technical feasibility, rapidly changing customer needs and competitive threats from other companies. Failure to bring these products to market in a timely manner could adversely affect our sales and profitability in the future.

Interest (Expense) or Income and Other, net

The following table summarizes our interest expense and components of interest income and other, net, for the years ended December 31, 2009, 2008 and 2007:

	Year Ended December 31,		
	2009	2008	2007
		(In millions)	
Interest expense	$(21.9)	$(34.9)	$(31.0)
Interest income	20.6	46.2	58.6
Other expense, net	(0.3)	(10.1)	(11.8)
Total	$ (1.6)	$ 1.2	$ 15.8

Interest Expense:

Interest expense decreased by $13.0 million in 2009 as compared to 2008 as a result of the repurchase of $118.6 million of 6.5% Convertible Subordinated Notes in November 2008 and the redemption of the remaining $243.0 million of these notes in June 2009.

Interest expense increased by $3.9 million in 2008 as compared to 2007 as a result of interest on 6.5% Convertible Subordinated Notes that we guaranteed in connection with the Agere merger in April 2007, offset in part by the repurchase of $118.6 million principal amount of these notes in November 2008.

Interest Income and Other, net:

Interest income decreased by $25.6 million in 2009 as compared to 2008 primarily as a result of lower interest rates and, to a lesser extent, lower cash balances during 2009 compared to 2008. Interest income decreased by $12.4 million in 2008 as compared to 2007 primarily as a result of lower interest rates during 2008 compared to 2007.

Other expense, net, decreased by $9.8 million in 2009 as compared to 2008 primarily as a result of lower impairment charges in the amount of $13.9 million for debt and equity securities, offset in part by lower foreign exchange gains. Other expenses, net, decreased by $1.7 million in 2008 as compared to 2007 primarily as a result of foreign exchange gains in 2008 compared to foreign exchange losses in 2007 and a gain from the repurchase of convertible notes, offset in part by impairment charges related to certain available-for-sale debt and equity securities.

Provision for Income Taxes

During 2009, we recorded an income tax benefit of $83.1 million, which represents an effective tax rate of approximately 64% on the loss before income taxes of $130.8 million. This rate differs from the U.S. statutory rate primarily because we have a full valuation allowance recorded against U.S. and certain non-U.S. net deferred tax assets and certain profitable non-U.S. jurisdictions where we have income taxes. The benefit for income taxes for 2009 primarily reflects a net reversal of $111.7 million in liabilities, which includes previously unrecognized tax benefits of $88.3 million and interest and penalties of $23.4 million, because of settlements of multi-year tax audits in foreign jurisdictions, the expiration of various statutes of limitations and re-measurements of uncertain tax positions taken in prior periods based on new information.

During 2008, we recorded an income tax provision of $27.7 million, which represents an effective tax rate of approximately (5)% on the loss before income taxes of $594.6 million. This rate differs from the U.S. statutory rate primarily due to a full valuation allowance recorded against U.S. and certain non-U.S. net deferred tax assets and income taxes related to certain profitable non-U.S. jurisdictions. We also recorded a release of a $13.9 million liability because various statutes of limitations expired during the year and an increase of $5.6 million in liabilities as a result of a re-measurement of uncertain tax positions taken in prior periods based on new information received during 2008.

During 2007, we recorded an income tax provision of $11.3 million, which represents an effective tax rate of approximately 0%. This rate differs from the U.S. statutory rate primarily due to a full valuation allowance recorded against U.S. and certain non-U.S. net deferred tax assets. We also benefited from lower tax rates in foreign jurisdictions. The provision for income taxes for 2007 reflects a release of a $5.4 million liability because various statutes of limitations expired and a reduction of previous years' uncertain tax positions. The provision for income taxes for 2007 also includes the impact of recording a $26.1 million tax benefit as a result of a $67.9 million reduction to the pension benefit and other obligations.

Excluding certain foreign jurisdictions, management believes that it is more likely than not that the future benefit of deferred tax assets will not be realized.

FINANCIAL CONDITION, CAPITAL RESOURCES AND LIQUIDITY

Cash, cash equivalents and short-term investments decreased to $962.1 million as of December 31, 2009 from $1,119.1 million as of December 31, 2008. The decrease was mainly due to cash outflows for financing and investing activities, offset in part by cash generated from operating activities as described below.

Working Capital

Working capital decreased by $270.8 million to $731.1 million as of December 31, 2009 from $1,001.9 million as of December 31, 2008. The decrease was attributable to the following:

- Cash, cash equivalents and short-term investments decreased by $157.0 million;
- Current portion of long-term debt increased by $104.9 million because of the reclassification of $350.0 million of 4% Convertible Subordinated Notes due in May 2010 from long-term debt to the current portion of long-term debt, offset in part by the redemption of $243.0 million principal amount of 6.5% Convertible Subordinated Notes during 2009;
- Inventories decreased by $51.2 million primarily as a result of reduced inventory purchases to reflect the reduction in revenues from the global economic downturn and also as a direct result of our continued focus on supply chain management;
- Prepaid expenses and other current assets decreased by $40.7 million primarily due to decreases in prepaid taxes and prepaid software maintenance; and

- Accounts payable increased by $12.0 million primarily as a result of the normal timing of invoice receipts and payments.

These decreases in working capital were offset in part by the following:

- Accrued salaries, wages and benefits decreased by $37.4 million primarily as a result of the absence of performance-based compensation accruals;

- Accounts receivable increased by $35.0 million primarily as a result of higher revenues in the fourth quarter of 2009 compared to the same quarter of 2008; and

- Other accrued liabilities decreased by $22.6 million primarily attributable to a reversal in tax liabilities because of settlements of multi-year tax audits in foreign jurisdictions, utilization of restructuring reserves and a decrease in liabilities with third-party manufacturers.

Working capital decreased by $428.2 million to $1,001.9 million as of December 31, 2008 from $1,430.1 million as of December 31, 2007. The decrease was attributable to the following:

- Cash, cash equivalents and short-term investments decreased by $278.5 million;

- The current portion of our long-term debt increased by $245.1 million because of the reclassification of our 6.5% Convertible Subordinated Notes due in December 2009 from long-term debt to the current portion of long-term debt;

- Accounts receivable decreased by $102.4 million as a result of lower revenues in the fourth quarter of 2008 compared to the same period in 2007; and

- Inventories declined by $20.3 million primarily as the result of a shift to progress billing for one of our customers and a reduction in buffer stocks established to facilitate our transition to contract manufacturers, offset in part by inventories sold to customers later than expected.

These decreases in working capital were offset in part by the following:

- Accounts payable decreased by $128.4 million primarily attributable to a reduction in purchases as a result of the global economic downturn and the timing of invoice receipts and payments;

- Other accrued liabilities decreased by $77.4 million primarily as a result of the utilization of restructuring reserves, decreases in the retiree medical liability, income taxes payable and liabilities with third-party manufacturers, partially offset by an increase in tax reserves;

- Prepaid expenses and other current assets increased by $8.1 million primarily attributable to an increase in deferred tax assets, prepaid taxes, and software additions, net of amortization, offset in part by decreases in assets held for sale and a reduction in notes receivables; and

- Accrued salaries, wages and benefits decreased by $4.2 million primarily attributable to timing of payments offset in part by the establishment of a sabbatical reserve.

Cash Provided by Operating Activities

During the year ended December 31, 2009, we generated $204.5 million of cash from operating activities compared to $278.1 million in 2008. Cash provided by operating activities in 2009 was the result of the following:

- A net loss offset by positive non-cash adjustments, including depreciation, amortization and stock-based compensation expense. The non-cash items and other non-operating adjustments are quantified in our consolidated statements of cash flows included in Item 8; and

- A net decrease of $86.2 million in assets and liabilities, including changes in working capital components from December 31, 2008 to December 31, 2009, as discussed above.

During the year ended December 31, 2008, we generated $278.1 million of cash from operating activities compared to $295.0 million generated in 2007. Cash generated by operating activities in 2008 was the result of the following:

- A net loss offset by positive non-cash adjustments, including goodwill and other intangible impairment charges and depreciation and amortization. The non-cash items and other non-operating adjustments are quantified in our consolidated statements of cash flows included in Item 8; and
- A net decrease of $81.0 million in assets and liabilities, including changes in working capital components from December 31, 2007 to December 31, 2008, as discussed above.

Cash Used in Investing Activities

Cash used in investing activities for the year ended December 31, 2009 was $34.1 million as compared to $163.4 million for the year ended December 31, 2008. The primary investing activities during 2009 were:

- Purchases of property, equipment and software, net of sales;
- Proceeds from maturities and sales of available-for-sale debt securities and equity securities, net of purchases;
- Acquisition of businesses and companies, net of cash acquired;
- A decrease in non-current assets and deposits; and
- Proceeds from maturity of notes receivable associated with sale of our assembly and test operations in Thailand.

Cash used in investing activities for the year ended December 31, 2008 was $163.4 million as compared to $1,121.4 million provided by investing activities for the year ended December 31, 2007. The primary investing activities during 2008 were:

- Proceeds from maturities and sales of available-for-sale debt securities and equity securities, net of purchases;
- Purchases of property, equipment and software, net of sales;
- Acquisition of businesses, net of cash acquired;
- Proceeds from maturity of notes receivable associated with sale of our assembly and test operations in Thailand; and
- An increase in non-current assets and deposits.

We expect capital expenditures to be approximately $55.0 million in 2010. In recent years, we have reduced our level of capital expenditures as a result of our focus on establishing strategic supplier alliances with foundry semiconductor manufacturers and with third-party assembly and test operations, which enables us to have access to advanced manufacturing capacity while reducing our capital spending requirements.

Cash Used in Financing Activities

Cash used in financing activities for the year ended December 31, 2009 was $225.3 million as compared to $303.0 million for the year ended December 31, 2008. The financing activities during 2009 were the use of $244.0 million to redeem our convertible subordinated notes, offset in part by the proceeds from issuances of common stock under our employee stock plans.

Cash used in financing activities for the year ended December 31, 2008 was $303.0 million as compared to $724.5 million in 2007. The primary financing activities during 2008 were the use of $229.2 million to purchase common stock under our repurchase programs and the use of $116.6 million to repurchase our convertible subordinated notes, offset in part by proceeds from issuances of common stock under our employee stock plans.

It is our policy to reinvest our earnings, and we do not anticipate paying any cash dividends to stockholders in the foreseeable future.

Cash, cash equivalents and short-term investments are our primary source of liquidity. We believe that our existing liquid resources and cash generated from operations will be adequate to meet our operating and capital requirements and other obligations, including repayment of our outstanding convertible subordinated notes as they mature, for more than the next 12 months. We may find it desirable to obtain additional debt or equity financing or seek to refinance our existing convertible notes. Such financing may not be available to us at all or on acceptable terms if we determine that it would be desirable to obtain additional financing.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of December 31, 2009:

	Payments Due by Period					
	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years	Other	Total
	(In millions)					
Convertible subordinated notes	$ 350.0	$ —	$ —	$—	$ —	$ 350.0
Interest payments on convertible subordinated notes	7.0	—	—	—	—	7.0
Operating lease obligations	71.9	49.9	13.6	1.3	—	136.7
Purchase commitments	408.4	151.2	—	—	—	559.6
Unrecognized tax positions plus interest and penalties	11.2	—	—	—	103.0**	114.2
Pension contributions	31.0 to 37.0	*	*	*	*	31.0 to 37.0
Total	$879.5 to 885.5	$201.1	$13.6	$1.3	$103.0	$1,198.5 to 1,204.5

* We have pension plans covering substantially all former Agere U.S. employees, excluding management employees hired after June 30, 2003. We also have pension plans covering certain international employees. Although additional future contributions will be required, the amount and timing of these contributions will be affected by actuarial assumptions, the actual rate of return on plan assets, the level of market interest rates, and the amount of voluntary contributions to the plans. The amount shown in the table represents our planned contributions to our pension plans within a year. Because any contributions for 2011 and later will depend on the value of the plan assets in the future and thus are uncertain, we have not included any amounts for 2011 and beyond in the above table. Effective April 6, 2009, we froze the U.S. defined benefit pension plans, which cover active participants who joined us from Agere. As of December 31, 2009, our projected pension benefit obligation exceeded the fair value of our plan assets by $455.0 million. See Note 5 to our consolidated financial statements in Item 8.

** Represents the non-current tax payable obligation. We are unable to make a reasonably reliable estimate as to when cash settlement with a taxing authority may occur.

Convertible Subordinated Notes

As of December 31, 2009, we had outstanding $350.0 million of 4% Convertible Subordinated Notes due May 15, 2010. Interest on these notes is payable semiannually on May 15 and November 15 of each year. These notes are subordinated to all existing and future senior debt and are convertible at the holder's option into shares of our common stock at a conversion price of approximately $13.42 per share at any time prior to maturity. We cannot elect to redeem these notes prior to maturity. Each holder of these notes has the right to cause us to repurchase all of such holder's convertible notes at a price equal to 100% of their principal amount plus accrued interest upon the occurrence of any fundamental change, which includes a transaction or an event such as an exchange offer, liquidation, a tender offer, consolidation, certain mergers or combination.

Fluctuations in our stock price affect the prices of our outstanding convertible securities and the likelihood of the convertible securities being converted into equity. We believe that our current cash position and expected future operating cash flows will be adequate to redeem these notes.

Operating Lease Obligations

We lease real estate, certain non-manufacturing equipment and software under non-cancelable operating leases.

Purchase Commitments

We maintain purchase commitments with certain suppliers primarily for raw materials and manufacturing services and for some non-production items. Purchase commitments for inventory materials are generally restricted to a forecasted time-horizon as mutually agreed upon between the parties. This forecasted time-horizon can vary for different suppliers.

Uncertain Tax Positions

As of December 31, 2009, the amount of the unrecognized tax benefits was $163.9 million, of which we expect to pay $11.2 million within one year. Accordingly, this amount has been recorded in other current liabilities. For the remaining balance, we are unable to make a reasonably reliable estimate as to when cash settlement with a taxing authority may occur. For the year ended December 31, 2009, we recorded a reversal of $144.6 million in liabilities, which includes previously unrecognized tax benefits of $113.3 million and interest and penalties of $31.3 million, because of settlements of multi-year tax audits in foreign jurisdictions and the expiration of various statutes of limitations. It is reasonably possible that the total amount of unrecognized tax benefits will increase or decrease in the next 12 months. Such changes could occur based on the normal expiration of various statutes of limitations or the possible conclusion of ongoing tax audits in various jurisdictions around the world. If those events occur within the next 12 months, we estimate that, in addition to the $11.2 million discussed above, unrecognized tax benefits, plus accrued interest and penalties, could decrease by an amount of up to $29.8 million.

Standby Letters of Credit

As of December 31, 2009 and 2008, we had outstanding obligations relating to standby letters of credit of $4.3 million and $19.2 million, respectively. Standby letters of credit are financial guarantees provided by third parties for leases, claims from litigations and certain self-insured risks. If the guarantees are called, we must reimburse the provider of the guarantee. The fair value of the letters of credit approximates the contract amount and they generally have one-year terms.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of our financial condition and results of operations is based on the consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles, or GAAP, in the United States. Note 1 to those financial statements describes our significant accounting policies. The preparation of these financial statements requires estimates and assumptions that affect the reported amounts and disclosures.

We believe the following to be critical accounting estimates. They are important to the portrayal of our financial condition and results, and they require significant management judgment and estimates about matters that are inherently uncertain. As a result of the inherent uncertainty, there is a likelihood that materially different amounts would be reported under different conditions or using different assumptions. Although we believe that our judgments and estimates are reasonable, appropriate and correct, different amounts could have been reported if different estimates were made.

Stock-Based Compensation

Determining the fair value of stock-based awards at the grant date requires considerable judgment, including estimating expected volatility, expected term and risk-free interest rate. Our stock-based compensation expense in 2009, 2008 and 2007 was $64.0 million, $72.3 million and $77.3 million, respectively.

Stock Options:

The fair value of each option grant is estimated as of the date of grant using a reduced form calibrated binomial lattice model, or the lattice model. The lattice model requires the use of historical data for employee exercise behavior and the use of assumptions, including expected life, risk-free interest rate and expected stock price volatility over the term of our employee stock options. The expected life of employee stock options is affected by all of the underlying assumptions and calibration of our model. The risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities appropriate for the term of our employee stock options, however this may not accurately reflect future interest rates.

We use an equally weighted combination of historical and implied volatilities as of the grant date. Although we believe that the equally weighted combination of historical and implied volatilities is more representative of future stock price trends than sole use of historical or implied volatilities, there is no way of accurately predicting the future stock price.

The lattice model estimates the probability of exercise by an employee as a function of two variables based on the entire history of exercises and cancellations for all past option grants made by us since our initial public offering. Such estimate may not be a reliable indicator of future employee behavior.

Forfeitures are estimated based on historical experience, which may not hold true in the future.

Our determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as a number of highly complex and subjective assumptions. We use third-party consultants to assist in developing the assumptions used in, as well as calibrating, the lattice model. We are responsible for determining the assumptions used in estimating the fair value of our share-based payment awards. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because our employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management's opinion, the existing valuation models may not provide an accurate measure of the fair value of our employee stock options. Although the fair value of employee stock options is determined in accordance with the FASB guidance using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Employee Stock Purchase Plan:

Compensation expense under the employee stock purchase plan is calculated using the fair value of the employees' purchase rights under the Black-Scholes model. This model requires the use of historical data for employee exercise behavior and the use of assumptions, including expected life, risk-free interest rate and expected stock price volatility. As such, it is subject to similar risks to those relating to stock options.

Inventory Valuation Methodology

Inventories are valued at the lower of cost or market using the first-in, first-out, or FIFO, method. We write down our inventories for estimated obsolescence and unmarketable inventory in an amount equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. Inventory impairment charges create a new cost basis for inventory.

We balance the need to maintain strategic inventory levels to ensure competitive delivery performance to our customers with the risk of inventory obsolescence due to rapidly changing technology and customer requirements, product life-cycles, life-time buys at the end of supplier product runs and a shift of production to outsourcing. If actual demand or market conditions are less favorable than we project or our customers fail to meet projections, additional inventory write-downs may be required. Our inventory balance was $169.3 million and $220.5 million as of December 31, 2009 and 2008, respectively.

If market conditions are more favorable than expected, we could experience more favorable gross profit margins going forward as we sell inventory that was previously written down.

Valuation of Long-Lived Assets, Intangible Assets and Goodwill

We have historically pursued the acquisition of businesses, which has resulted in the accumulation of a significant amount of goodwill and intangible assets. We assess the impairment of long-lived assets such as identified intangible assets and property, plants and equipment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We assess the impairment of goodwill annually or sooner if events or changes in circumstances indicate that the carrying value may not be recoverable. When we determine that there is an indicator that the carrying value of long-lived assets, identified intangibles or related goodwill may not be recoverable, we measure impairment based on estimates of future cash flows.

The goodwill impairment testing is a two-step process and is performed by reporting unit. Our reporting units are Semiconductor and Storage Systems. The first step requires comparing the fair value of each reporting unit to its net book value. If the fair value of the reporting unit is greater than its net book value, there is no impairment. Otherwise, the second step must be completed to measure the amount of impairment. The second step calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step 1. The implied fair value of goodwill determined in step 2 is compared to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss is recognized equal to the difference.

In determining the fair value of each reporting unit, we rely solely on a discounted cash-flow analysis. We do research and analyze peer multiples for comparison purposes, but we do not rely directly upon such data due to the lack of specific comparability between the peer companies and our reporting units. Instead we employ the peer multiple data as a general check on the results of our discounted cash-flow analysis. The material assumptions used in performing the discounted cash-flow analysis include forecasts of expected future cash flows, including elements such as revenues, cost of sales, operating expenses, tax expenses, working capital, investment and capital expenditures. Key assumptions include expected near- and long-term growth rates, as well as expected profitability levels and capital investment. Since the forecasted cash flows of the business, as well as those allocated to individual assets, need to be discounted to present value in order to arrive at estimates of fair value, discount rates must also be estimated and applied in the valuation models. These discount rates are based on estimates of a market weighted-average cost-of-capital for each reporting unit, with adjustments made to account for the relative risk of individual assets valued.

In the fourth quarters of 2008 and 2007, the economic conditions in the semiconductor industry deteriorated and our stock price declined, resulting in our market capitalization falling below our net book value. Additionally, in the fourth quarter of 2008, our revenues declined significantly from initial expectations amidst a global economic downturn. During the fourth quarters of 2008 and 2007, the results of our analysis indicated that the carrying amount of goodwill for our Semiconductor reporting unit was no longer recoverable and we recognized goodwill impairment charges of $364.1 million and $2,019.9 million in the Semiconductor segment during 2008 and 2007, respectively. Although we believe that our methods of evaluating impairment are reasonable, future changes in economic and other conditions could force us to take additional charges. Our next annual test for the impairment of goodwill is expected to be performed in the fourth quarter of 2010 or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable.

We assess the recoverability of our identified intangible assets based on our estimates of undiscounted projected future operating cash flows compared to the net book value of the identified intangible assets. In cases where the net book value exceeds undiscounted projected future operating cash flows, an impairment exists. The impairment charge is measured as the difference between the net book value of the identified intangible assets and the fair value of such assets. The fair value is determined using a discounted cash-flow approach for each asset grouping. In 2008, we recorded impairment charges of $177.5 million in the Semiconductor segment, of which

$98.1 million related to existing technology and $79.4 million related to customer relationships. Additional impairment charges may be required in the future.

Restructuring Reserves

We have recorded reserves/accruals for restructuring costs related to our restructuring of operations. The restructuring reserves include estimated payments to employees for severance, termination fees associated with leases and other contracts, decommissioning and selling costs associated with assets held for sale, and other costs related to the closure of facilities. The restructuring reserves are based upon management estimates at the time they are recorded. These estimates can change depending upon changes in facts and circumstances subsequent to when the original liability was recorded. For example, existing accruals for severance may be modified if employees are redeployed due to circumstances not foreseen when the original plans were initiated, accruals for outplacement services may not be fully utilized by former employees, and severance accruals could change for statutory reasons in countries outside the United States. Accruals for facility leases under which we ceased using the benefits conveyed to us under the lease may change if market conditions for subleases change or if we later negotiate a termination of the lease.

Income Taxes

The calculation of our tax liabilities involves the application of complex tax rules and regulations in multiple jurisdictions throughout the world. We make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits and deductions, and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as the interest and penalties related to uncertain tax positions. Significant changes to these estimates may result in an increase or a decrease to our tax provision in a subsequent period.

We recognize the effect of income tax positions only if these positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We record interest and penalties related to unrecognized tax benefits in income tax expense.

Deferred tax assets and liabilities are recognized for temporary differences between financial statement and income tax bases of assets and liabilities. We have recorded a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. See Note 12 to our financial statements in Item 8 for more details about our deferred tax assets and liabilities.

Retirement Benefits

Post-retirement assets and liabilities are our estimates of benefits that we expect to pay to eligible retirees. We consider various factors in determining our post-retirement group life assets, including the number of employees that we expect to receive benefits and other actuarial assumptions. Effective January 1, 2009, the post-retirement medical plans were terminated, and therefore that liability at the end of 2008 represented management's best estimate for medical claims from 2008. Actual post-retirement benefits paid in 2009 were $1.5 million less than the estimate, and therefore this amount was recorded as a credit in 2009.

For defined benefit pension plans, we consider various factors in determining our pension liability and net period benefit cost, including the number of employees that we expect to receive benefits, their salary levels and years of service, the expected return on plan assets, the discount rate, the timing of the payment of benefits, and other actuarial assumptions. If the actual results and events of our pension plan differ from our current assumptions, our benefit obligations may be over- or under-valued.

The key benefit plan assumptions are the discount rate and the expected rate of return on plan assets. The assumptions discussed below are for our U.S. retirement benefit plans. For our international plans, we chose assumptions specific to each country.

The discount rate we use is based on a cash-flow analysis using the Citigroup Pension Discount Curve and the Citigroup Above Median Pension Discount Curve as of the measurement date. We base our salary increase assumptions on historical experience and future expectations. In developing the expected rate of return, we consider long-term compound annualized returns based on historical market data, historical and expected returns on the various categories of plan assets, and the target investment portfolio allocation among debt, equity securities and other investments.

For 2009, we used an expected rate of return on plan assets of 8.25% and 8.0% for the management and represented pension plans, respectively. For our U.S. post-retirement benefit plans, we used a weighted-average long-term rate of return on assets of 7.5%. For the U.S. plans, we use a calculated market related value of assets, or MRVA, in determining the estimated return on plan assets. The MRVA smoothes the recognition of asset gains and losses over a five year period. Because of this smoothing, the MRVA also affects the determination of amortization of gains or losses. As of December 31, 2009, the MRVA for the U.S. plans was $988.4 million as compared to a fair value of $879.2 million. If we used the fair value, the net periodic benefit cost would increase by $12.8 million for 2010.

Actuarial assumptions are based on our best estimates and judgment. Material changes may occur in retirement benefit costs in the future if these assumptions differ from actual events or experience. We performed a sensitivity analysis on the discount rate, which is the key assumption in calculating the pension and post-retirement benefit obligations. Each change of 25 basis points in the discount rate assumption would have an estimated $0.1 million impact on annual net retirement benefit costs for the year ended December 31, 2009 and a $37.0 million impact on benefit obligations at December 31, 2009. Each change of 25 basis points in the expected rate of return assumption would have an estimated $2.5 million annual impact on net retirement benefit costs.

Fair Value Measurements

GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (i.e., an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

We utilize the market approach to measure fair value for our financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The fair value inputs are reviewed by management for reasonableness, may be further validated by comparison to publicly available information and could be adjusted based on market indices or other information that management deems material to their estimate of fair value. In the current market environment, the assessment of fair value can be difficult and subjective. However, given the relative reliability of the inputs we use to value our investment portfolio, and because substantially all of our valuation inputs are obtained using quoted market prices for identical or similar assets, we do not believe that the nature of estimates and assumptions affected by levels of subjectivity and judgment was material to the valuation of our investment portfolio.

We do not estimate the fair value for non-marketable equity securities unless there are identified events or changes in circumstances that may have a significant adverse effect on the investment. If management determines that these non-marketable equity investments are impaired, losses are generally measured by using pricing reflected in current rounds of financing.

Other Than Temporary Impairment

We recognize an impairment charge when declines in the fair values of our investment in debt and equity securities below their cost basis are judged to be other than temporary. We evaluate both qualitative and quantitative factors, such as duration and severity of the unrealized loss, credit ratings, prepayment speeds, default and loss rates of the underlying collateral, structure and credit enhancements to determine if a credit loss may exist.

For investments in equity securities, to determine if an impairment has occurred, we review the financial performance of each investee, industry performance and outlook for each investee, the trading prices of marketable equity securities and pricing in current rounds of financing for non-marketable equity securities. If an unrealized loss is determined to be other than temporary, a loss is recognized as a component of interest income and other, net. For marketable equity securities, impairment losses are measured using the closing market price of the marketable securities on the date management determined that the investments are impaired. For non-marketable equity securities, impairment losses are generally measured by using pricing reflected in current rounds of financing. We do not estimate the fair values of non-marketable equity investments unless there are identified events or changes in circumstances that may have a significant adverse effect on the investments.

RECENT ACCOUNTING PRONOUNCEMENTS

The information contained in Note 1 to our financial statements in Part II, Item 8 under the heading "Recent Accounting Pronouncements" is incorporated by reference into this Part II, Item 7.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Interest Rate Sensitivity

A 10% weighted-average worldwide interest rate movement affecting our fixed and floating rate financial instruments as of December 31, 2009 and 2008, including investments and debt obligations, would not have had a significant effect on our financial position, results of operations or cash flows over the next fiscal year, assuming that the debt and investment balances remained consistent.

With the objective of protecting our cash flows and earnings from the impact of fluctuations in interest rates, while minimizing the cost-of-capital, we may enter into interest rate swaps from time to time. As of December 31, 2009, there were no interest rate swaps outstanding.

Foreign Currency Exchange Risk

We have foreign subsidiaries that operate and sell our products in various global markets. As a result, our cash flows and earnings are exposed to fluctuations in foreign currency exchange rates. We attempt to limit these exposures through operational strategies and financial market instruments. We use various hedge instruments, primarily forward contracts with maturities of 12 months or less, to manage our exposure associated with net asset and liability positions and cash flows denominated in non-functional currencies. We did not enter into derivative financial instruments for trading purposes during 2009 and 2008.

Based on our overall currency rate exposures at December 31, 2009, including derivative financial instruments and non-functional currency-denominated receivables and payables, a near-term 10% appreciation or depreciation of the U.S. dollar would not have a significant effect on our financial position, results of operations or cash flows over the next fiscal year. In 2008, a near-term 10% appreciation or depreciation of the U.S. dollar would also not have had a significant effect.

Equity Price Risk

We have investments in available-for-sale equity securities included in our long-term assets. The fair values of these investments are sensitive to equity price changes. Changes in the value of these investments are ordinarily recorded through accumulated other comprehensive income. The increase or decrease in the fair value of the investments would affect our results of operations to the extent that the investments were sold or that declines in value were concluded by management to be other than temporary.

If the prices of our available-for-sale equity securities were to increase or decrease 10% from their fair values as of December 31, 2009, it would increase or decrease the investment values by $0.1 million. As of December 31, 2008, a 10% increase or decrease in fair values would have increased or decreased the investment values by $0.1 million. We do not use any derivatives to hedge the fair value of our marketable available-for-sale equity securities.

Credit and Market Liquidity Risks

As of December 31, 2009, we had investments in money market mutual funds of $631.1 million and short-term debt securities of $183.8 million. These securities are classified as available-for-sale and accordingly are recorded at fair market value in cash and cash equivalents or short-term investments with unrealized gains or losses reported as a separate component of accumulated other comprehensive income, net of applicable taxes.

These investments expose us to credit risk or the risk of loss should the issuer of the debt securities held in our portfolio or by the money market mutual funds we invest in be unable to meet their financial obligations under those securities. Our available-for-sale debt securities at December 31, 2009 included $138.3 million of asset-backed and mortgage-backed securities, of which $115.8 million are issued by agencies of the U.S. government. We diversify our investments to reduce the exposure to loss from any single issuer, sector, bank or mutual fund.

We are also exposed to market liquidity risk. This is the risk that the demand for securities in the market becomes significantly lower than normal or ceases to exist, similar to circumstances that existed during the recent global financial crisis. During the course of that crisis, the Federal Reserve implemented a number of new programs designed to improve liquidity and conditions in financial markets. Due to the improved functioning of financial markets, many of those programs have expired or have been closed.

Despite the potential intervention by the Federal Reserve, should financial market conditions require it in the future, access to our funds could be limited in some cases and some money market funds could limit redemptions for a period of time. The impact of market liquidity risk on our investments is that we may be unable to sell our investments in a timely manner should we need to, or if we are able to sell them, the sale price of the investments may be lower than we expect.

Credit and market liquidity risks could impact our results of operations to the extent we incur a loss or if management determines that changes in prices of available-for-sale debt securities are other than temporary.

LSI Corporation

Consolidated Balance Sheets
(In thousands, except per share amounts)

	December 31, 2009	December 31, 2008
ASSETS		
Cash and cash equivalents	$ 778,291	$ 829,301
Short-term investments	183,781	289,841
Accounts receivable, less allowances of $9,902 and $9,627, respectively	338,961	303,971
Inventories	169,335	220,535
Prepaid expenses and other current assets	115,084	155,814
Total current assets	1,585,452	1,799,462
Property and equipment, net	218,972	235,963
Identified intangible assets, net	739,244	889,995
Goodwill	188,698	175,624
Other assets	235,564	243,150
Total assets	$ 2,967,930	$ 3,344,194
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 213,008	$ 201,035
Accrued salaries, wages and benefits	77,281	114,730
Other accrued liabilities	214,096	236,661
Current portion of long-term debt	350,000	245,107
Total current liabilities	854,385	797,533
Long-term debt, net of current portion	—	350,000
Pension, post-retirement and other benefits	455,134	451,079
Income taxes payable — non-current	103,047	193,590
Other non-current liabilities	94,260	111,070
Total long-term obligations and other liabilities	652,441	1,105,739
Commitments and contingencies (Note 14)		
Stockholders' equity:		
Preferred shares; $.01 par value; 2,000 shares authorized; none outstanding	—	—
Common stock; $.01 par value; 1,300,000 shares authorized; 656,484 and 648,132 shares outstanding, respectively	6,565	6,481
Additional paid-in capital	6,142,674	6,058,786
Accumulated deficit	(4,408,494)	(4,360,775)
Accumulated other comprehensive loss	(279,641)	(263,570)
Total stockholders' equity	1,461,104	1,440,922
Total liabilities and stockholders' equity	$ 2,967,930	$ 3,344,194

The accompanying notes are an integral part of these Consolidated Financial Statements.

LSI Corporation

Consolidated Statements of Operations
(In thousands, except per share amounts)

	Year Ended December 31,		
	2009	2008	2007
Revenues	$2,219,159	$2,677,077	$ 2,603,643
Cost of revenues	1,375,758	1,608,108	1,699,785
Gross profit	843,401	1,068,969	903,858
Research and development	608,312	672,511	655,224
Selling, general and administrative	326,014	406,875	381,409
Restructuring of operations and other items, net	38,246	43,717	148,121
Goodwill and identified intangible asset impairment charges	—	541,586	2,021,463
Acquired in-process research and development	—	—	188,872
Loss from operations	(129,171)	(595,720)	(2,491,231)
Interest expense	(21,931)	(34,943)	(31,020)
Interest income and other, net	20,272	36,110	46,758
Loss before income taxes	(130,830)	(594,553)	(2,475,493)
(Benefit)/provision for income taxes	(83,111)	27,700	11,326
Net loss	$ (47,719)	$ (622,253)	$(2,486,819)
Net loss per share:			
Basic	$ (0.07)	$ (0.96)	$ (3.87)
Diluted	$ (0.07)	$ (0.96)	$ (3.87)
Shares used in computing per share amounts:			
Basic	651,238	647,953	641,823
Diluted	651,238	647,953	641,823

The accompanying notes are an integral part of these Consolidated Financial Statements.

LSI Corporation

Consolidated Statements of Stockholders' Equity
(In thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total
	Shares	Amount				
Balances at December 31, 2006	403,680	$ 4,037	$3,102,178	$(1,220,306)	$ 9,829	$ 1,895,738
Net loss				(2,486,819)		
Cumulative effect adjustment to accumulated deficit with respect to the adoption of FASB guidance on uncertain tax positions				(27,193)		
Adoption of FASB guidance on sabbatical leave				(4,204)		
Foreign currency translation adjustments					6,982	
Net unrealized gain on available-for-sale securities, net of tax $197					5,682	
Actuarial gain on pension and post-retirement plans, net of tax $26,122					41,798	
Total comprehensive loss						(2,463,754)
Issuance of common stock in connection with Agere merger	368,002	3,680	3,641,384			3,645,064
Agere restricted stock units & options vested as of acquisition date			50,158			50,158
Repurchase of shares	(102,642)	(1,026)	(769,726)			(770,752)
Issuance to employees under stock option and purchase plans	7,176	71	46,238			46,309
Issuance of common stock pursuant to restricted stock awards, net	4,379	44	(11,869)			(11,825)
Stock-based compensation related to employee stock options			47,127			47,127
Stock-based compensation related to employee stock purchase plan			11,757			11,757
Stock-based compensation related to restricted shares			35,174			35,174
Balances at December 31, 2007	680,595	6,806	6,152,421	(3,738,522)	64,291	2,484,996
Net loss				(622,253)		
Foreign currency translation adjustments					20,824	
Net unrealized gain on available-for-sale securities, net of tax $1,288					852	
Net unrealized loss on cash-flow hedges, net of tax $0					(905)	
Actuarial loss on pension and post-retirement plans, net of tax $0					(357,957)	
Amortization of prior service cost and net actuarial loss included in net periodic benefit credit					9,325	
Total comprehensive loss						(950,114)
Repurchase of shares	(44,611)	(446)	(228,978)			(229,424)
Issuance to employees under stock option and purchase plans	9,403	94	42,834			42,928
Issuance of common stock pursuant to restricted stock awards, net	2,745	27	(6,022)			(5,995)
Stock-based compensation related to employee stock options			55,037			55,037
Stock-based compensation related to employee stock purchase plan			8,473			8,473
Stock-based compensation related to restricted shares			35,021			35,021
Balances at December 31, 2008	648,132	6,481	6,058,786	(4,360,775)	(263,570)	1,440,922
Net loss				(47,719)		
Foreign currency translation adjustments					5,273	
Net unrealized gain on available-for-sale securities, net of tax $1,957					3,248	
Net unrealized gain on cash-flow hedges, net of tax $467					775	
Actuarial loss on pension and post-retirement plans, net of tax $717					(23,828)	
Amortization of prior service cost and net actuarial loss included in net periodic benefit credit					(1,539)	
Total comprehensive loss						(63,790)
Issuance to employees under stock option and purchase plans	6,139	62	18,685			18,747
Issuance of common stock pursuant to restricted stock awards, net	2,213	22	(4,857)			(4,835)
Stock-based compensation related to employee stock options			39,988			39,988
Stock-based compensation related to employee stock purchase plan			8,394			8,394
Stock-based compensation related to restricted shares			21,678			21,678
Balances at December 31, 2009	656,484	$ 6,565	$6,142,674	$(4,408,494)	$(279,641)	$ 1,461,104

The accompanying notes are an integral part of these Consolidated Financial Statements.

LSI Corporation

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2009	2008	2007
Operating activities:			
Net loss	$ (47,719)	$ (622,253)	$(2,486,819)
Adjustments:			
Depreciation and amortization	268,162	324,223	278,542
Stock-based compensation expense	63,983	72,283	77,267
Non-cash restructuring of operations and other items, net	690	(4,215)	98,909
Goodwill and identified intangible assets impairment charges	—	541,586	2,021,463
Acquired in-process research and development	—	—	188,872
Gain on redemption/repurchase of convertible subordinated notes	(149)	(3,178)	—
Write-down of debt and equity securities, net of gain on sale of equity securities	1,529	15,273	2,396
Gain on sale of property and equipment, including assets held-for-sale	(145)	(123)	(9,399)
Unrealized foreign exchange loss	1,301	25,469	4,207
Deferred taxes	3,063	10,027	(3,619)
Changes in assets and liabilities, net of assets acquired and liabilities assumed in business combinations:			
Accounts receivable, net	(34,986)	102,386	174,962
Inventories	64,592	20,307	74,708
Prepaid expenses and other assets	68,469	52,024	21,557
Accounts payable	8,420	(130,129)	(39,162)
Accrued and other liabilities	(192,736)	(125,628)	(108,885)
Net cash provided by operating activities	204,474	278,052	294,999
Investing activities:			
Purchase of debt securities available-for-sale	(10)	(190,548)	(303,407)
Proceeds from maturities and sales of debt securities available-for-sale	90,572	240,157	616,224
Purchases of equity securities	(14,159)	(8,500)	(10,500)
Proceeds from sale of equity securities	165	—	—
Purchases of property, equipment and software	(90,004)	(134,589)	(102,823)
Proceeds from sale of property and equipment	2,773	13,674	16,166
Cash acquired from acquisition of Agere, net of acquisition costs	—	—	517,712
Acquisitions of other businesses and companies, net of cash acquired	(46,981)	(95,137)	(132,830)
Proceeds from sale of Consumer Products Group	—	—	22,555
Proceeds from sale of Mobility Products Group, net of transaction costs	—	—	445,500
Proceeds from sale of semiconductor operations in Thailand, net of transaction costs	—	—	49,600
Proceeds from maturity of notes receivable associated with sale of semiconductor operations in Thailand	10,000	20,000	—
Decrease/(increase) in non-current assets and deposits	13,501	(13,300)	—
Proceeds received from the resolution of a pre-acquisition income tax contingency	—	4,821	3,230
Net cash (used in)/provided by investing activities	(34,143)	(163,422)	1,121,427
Financing activities:			
Redemption/repurchase of convertible subordinated notes	(244,047)	(116,636)	—
Issuances of common stock	18,747	42,928	46,280
Purchase of minority interest in subsidiary	—	(70)	—
Purchase of common stock under repurchase programs	—	(229,231)	(770,752)
Net cash used in financing activities	(225,300)	(303,009)	(724,472)
Effect of exchange rate changes on cash and cash equivalents	3,959	(3,889)	1,815
(Decrease)/increase in cash and cash equivalents	(51,010)	(192,268)	693,769
Cash and cash equivalents at beginning of year	829,301	1,021,569	327,800
Cash and cash equivalents at end of year	$ 778,291	$ 829,301	$ 1,021,569

The accompanying notes are an integral part of these Consolidated Financial Statements.

LSI Corporation

Notes to Consolidated Financial Statements

Note 1 — Significant Accounting Policies

Nature of the Business: LSI Corporation ("LSI" or the "Company") designs, develops and markets complex, high-performance storage and networking semiconductors and storage systems. The Company provides silicon-to-system solutions that are used at the core of products that create, store, consume and transport digital information. The Company offers a broad portfolio of capabilities including custom and standard product integrated circuits used in hard disk drives, solid state drives, high-speed communication systems, computer servers, storage systems, and personal computers. The Company also offers external storage systems, storage systems software, redundant array of independent disks ("RAID") adapters for computer servers and RAID software applications.

The Company operates in two segments — the Semiconductor segment and the Storage Systems segment.

The Company's Semiconductor segment designs, develops and markets highly complex integrated circuits for storage and networking applications. These solutions include both custom solutions and standard products. The Company designs custom solutions for a specific application defined by the customer. The Company develops standard products for market applications that it defines and sells to multiple customers. The Company sells its integrated circuits for storage applications principally to makers of hard disk drives, solid state drives and computer servers. The Company sells its integrated circuits for networking applications principally to makers of devices used in computer and telecommunications networks and, to a lesser extent, to makers of personal computers. The Company also generates revenue by licensing other entities to use its intellectual property.

The Company's Storage Systems segment designs and sells enterprise storage systems and storage software applications that enable storage area networks. The Company also offers RAID adapters for computer servers and associated software for attaching storage devices to computer servers. The Company sells its storage systems and storage solutions primarily to original equipment manufacturers, who resell these products to end customers under their own brand name.

On April 2, 2007, the Company acquired Agere Systems Inc. ("Agere") through the merger of Agere and a subsidiary of the Company.

Basis of Presentation: The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Where the functional currency of the Company's foreign subsidiaries is the local currency, all assets and liabilities are translated into U.S. dollars at the current rates of exchange as of the balance sheet date, and revenues and expenses are translated using weighted-average rates prevailing during the period. Accounts and transactions denominated in foreign currencies have been re-measured into functional currencies before translation into U.S. dollars. Foreign currency transaction gains and losses are included as a component of interest income and other, net. Gains and losses from foreign currency translation are included as a separate component of comprehensive income.

The Company has evaluated subsequent events through February 26, 2010, the date that the financial statements were issued.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from these estimates.

Acquisitions: The estimated fair value of acquired assets and assumed liabilities and the results of operations of purchased businesses are included in the Company's consolidated financial statements from the effective date of the purchase. The total purchase price is allocated to the estimated fair value of assets acquired and liabilities assumed based on management estimates. Prior to January 1, 2009, direct acquisition costs, consisting of investment banking, legal and accounting fees, were included in the purchase price. Beginning January 1, 2009, acquisition-related costs are expensed in the period the costs are incurred.

Revenue Recognition: The majority of the Company's product revenues are recognized when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price is fixed or determinable, and (iv) the title has transferred and collection of resulting receivables is reasonably assured (or probable in the case of software). Standard products sold to distributors are subject to specific rights of return, and revenue recognition is deferred until the distributor sells the product to a third-party because the selling price is not fixed and determinable. Revenues from the licensing of the Company's intellectual property are recognized when the significant contractual obligations have been fulfilled and the fundamental revenue recognition criteria discussed above are met. Royalty revenues are recognized upon the sale of products subject to royalties and are recognized based upon reports received from licensees during the period, unless collectibility is not reasonably assured, in which case revenue is recognized when payment is received from the licensee. All amounts billed to a customer related to shipping and handling are classified as revenues, while all costs incurred by the Company for shipping and handling are classified as cost of revenues. Consideration given to customers, when offered, is primarily in the form of discounts and rebates and is accounted for as reductions to revenues in the same period the related sale is made. The amount of these reductions is based on historical rebate claims, specific criteria included in rebate agreements, and other factors known at the time.

Sales arrangements that include a combination of storage systems hardware, software where software is not considered more-than-incidental to the product being sold and/or services are accounted for as multiple element arrangements. Revenues from multiple element arrangements that include a combination of storage systems hardware, premium software and services are allocated to the separate elements based on relative fair values, which are determined based on the prices when the items are sold separately.

Income/(Loss) per Share: Basic income/(loss) per share is computed by dividing net income/(loss) available to common stockholders (numerator) by the weighted-average number of common shares outstanding (denominator) during the period. Diluted income/(loss) per share is computed using the weighted-average number of common and potentially dilutive common shares outstanding during the period using the treasury stock method for outstanding stock options and restricted stock unit awards and the if-converted method for convertible notes. Under the treasury stock method, the amount the employee must pay for exercising stock options and employee stock purchase rights, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares.

The following table sets forth a reconciliation of the numerators and denominators used in the computation of basic and diluted per share amounts:

	Year Ended December 31,								
	2009			2008			2007		
	Loss*	Shares+	Per-Share Amount	Loss*	Shares+	Per-Share Amount	Loss*	Shares+	Per-Share Amount
	(In thousands except per share amounts)								
Basic:									
Net loss available to common stockholders	$(47,719)	651,238	$(0.07)	$(622,253)	647,953	$(0.96)	$(2,486,819)	641,823	$(3.87)
Stock options, employee stock purchase rights and restricted stock unit awards	—	—	—	—	—	—	—	—	—
Diluted:									
Net loss available to common stockholders	$(47,719)	651,238	$(0.07)	$(622,253)	647,953	$(0.96)	$(2,486,819)	641,823	$(3.87)

* Numerator

\+ Denominator

Options to purchase 78,660,895, 86,798,304 and 93,011,016 weighted-average shares were excluded from the computation of diluted shares for the years ended December 31, 2009, 2008 and 2007, respectively, because of their antidilutive effect on net loss per share.

For the years ended December 31, 2009, 2008 and 2007, 33,341,308, 48,406,774 and 43,810,596, respectively, weighted-average potentially dilutive shares associated with convertible notes were excluded from the calculation of diluted shares because of their antidilutive effect on net loss per share.

Stock-Based Compensation Expense: The estimated fair value of the equity-based awards, less expected forfeitures, is amortized over the awards' vesting period on a straight-line basis. Determining the fair value of stock-based awards at the grant date requires considerable judgment, including estimating expected volatility, expected term and risk-free rate. If factors change and the Company employs different assumptions, stock-based compensation expense may differ materially from what the Company has recorded in prior years.

Sales and Value-Added Taxes: Taxes collected from customers and remitted to governmental authorities are presented on a net basis in the Company's statements of operations.

Cash Equivalents: All highly liquid investments purchased with an original maturity of 90 days or less are considered to be cash equivalents. Cash and cash equivalents consist primarily of highly liquid investments in overnight deposits and money-market funds.

Accounts Receivable and Allowance for Doubtful Accounts: Trade receivables are reported in the balance sheet reduced by an allowance for doubtful accounts reflecting estimated losses resulting from receivables not considered to be collectible. The allowance for doubtful accounts is estimated by evaluating customers' payment history and credit worthiness as well as current economic and market trends.

Investments: Available-for-sale investments include marketable short-term investments in debt securities and long-term investments in marketable equity securities of technology companies. Short-term investments in marketable debt securities are reported at fair value and include all debt securities regardless of their maturity dates. Long-term investments in marketable equity securities are reported at fair value. Unrealized gains and losses on marketable debt and equity securities, net of related tax, are recorded as a separate component of comprehensive income in stockholders' equity until realized. The investments in long-term non-marketable equity securities are recorded at cost and consist primarily of non-marketable common and preferred stock of various technology companies. Pre-tax gains and losses on securities sold are determined based on the specific identification method and are included in interest income and other, net, in the statements of operations. The Company does not hold any of these securities for speculative or trading purposes.

For all investments in debt and equity securities, unrealized losses are evaluated to determine if they are other than temporary. For investments in equity securities, unrealized losses that are considered to be other than temporary are considered impairment losses and recognized as a component of interest income and other, net, in the statements of operations. For investments in debt securities, if the fair value of a debt security is less than its amortized cost basis, the Company assesses whether the impairment is other than temporary. An impairment is considered other than temporary if (i) the Company has the intent to sell the security, (ii) it is more likely than not that the Company will be required to sell the security before recovery of its entire amortized cost basis, or (iii) the Company does not expect to recover the entire amortized cost of the security. If an impairment is considered other than temporary based on conditions (i) and (ii), the entire difference between the amortized cost and the fair value of the security is recognized in earnings. If an impairment is considered other than temporary based on condition (iii), the amount representing credit losses, defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the debt security, will be recognized in earnings and the amount relating to all other factors will be recognized in other comprehensive income. The Company evaluates both qualitative and quantitative factors such as duration and severity of the unrealized loss, credit ratings, prepayment speeds, default and loss rates of the underlying collateral, structure and credit enhancements to determine if a credit loss may exist.

In order to determine if an impairment has occurred for equity securities, the Company reviews the financial performance of each investee, industry performance and outlook of each investee, the trading prices of marketable equity securities and pricing in current rounds of financing for non-marketable equity securities. For marketable equity securities, impairment losses are measured using the closing trading prices of the marketable securities on the date management determined that the investments are impaired. For non-marketable equity securities, the Company does not estimate the fair values unless there are identified events or changes in circumstances that may have a significantly adverse effect on the investment. If management determines that these non-marketable equity investments are impaired, losses are generally measured by using pricing reflected in current rounds of financing.

Inventories: Inventories are stated at the lower of cost or market. Cost is computed on a first-in, first-out basis for raw materials, work-in-process and finished goods. Inventory provisions are established when conditions indicate that the selling price could be less than the cost due to physical deterioration, obsolescence, changes in price levels or other causes. Inventory provisions are also established for excess inventory generally based on inventory levels in excess of 12 months of demand, as judged by management, for each specific product. When inventory is written down, a new cost basis is established.

Property and Equipment: Property and equipment are recorded at cost. Depreciation and amortization for property and equipment are calculated based on the straight-line method over the estimated useful lives of the assets as presented below:

Buildings and improvements	20-40 years
Equipment	3-5 years
Furniture and fixtures	5 years

Amortization of leasehold improvements is computed using the shorter of the remaining term of the related leases or the estimated useful lives of the improvements.

Software: The Company capitalizes both purchased software and software development costs. Purchased software primarily includes software and external consulting fees related to the purchase and implementation of software projects used for business operations and engineering design activities. Capitalized software projects are amortized over the estimated useful lives of the projects, typically a two- to five-year period. Development costs for software that will be sold to customers and/or embedded in certain hardware products are capitalized when a product's technological feasibility has been established. Prior to the establishment of technological feasibility, software development costs are expensed as research and development. Capitalized development costs are amortized over the periods, typically 18 to 36 months, during which they are expected to contribute to the Company's future cash flows and are recorded in cost of revenues when software is ready for general release to customers. Software amortization totaling $37.2 million, $25.8 million and $19.1 million was included in the Company's results of operations for the years ended December 31, 2009, 2008 and 2007, respectively. On a quarterly basis, the Company assesses the realizability of each software product. The amount by which the unamortized capitalized software development costs exceed the estimated net realizable value is written off immediately.

Impairment of Long-Lived Assets: The Company evaluates the carrying value of long-lived assets whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use and eventual disposition of the asset. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values. When assets are removed from operations and held for sale, the impairment loss is estimated as the excess of the carrying value of the assets over their fair value.

Goodwill: The Company monitors the recoverability of goodwill recorded in connection with acquisitions, by reporting unit, annually in the fourth quarter or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company's two reporting units are Semiconductor and Storage Systems. Impairment, if any, would be determined based on an implied fair value model for determining the carrying value of goodwill. The impairment test is a two-step process. The first step requires comparing the fair value of each reporting unit to its net book value. The Company uses management estimates of future cash flows to perform the first step of the goodwill impairment test. Management's estimates include assumptions about future conditions such as future revenues, gross margins, operating expenses and industry trends. The second step is only performed if impairment is indicated after the first step is performed and involves measuring the actual impairment to goodwill.

Fair Value Disclosures of Financial Instruments: GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (i.e., an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company's financial assets and financial liabilities recorded at fair value have been categorized based upon the following three levels of inputs:

Level 1 — Unadjusted, quoted prices in active, accessible markets for identical assets or liabilities. The Company's investments in marketable equity securities, money-market funds and mutual funds that are traded in active exchange markets, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets, are classified under level 1.

Level 2 — Observable inputs other than level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company's investments in U.S. government agency securities, commercial paper, corporate and municipal debt securities, U.S. Treasury Inflation-Protected Securities and asset-backed and mortgage-backed securities are traded less frequently than exchange-traded securities and are valued using inputs that include quoted prices for similar assets in active markets and inputs other than quoted prices that are observable for the asset, such as interest rates, yield curves, broker/dealer quotes and indices that are observable at commonly quoted intervals. Foreign exchange forward contracts traded in the over-the-counter markets are valued using market transactions or broker quotations. As such, these derivative instruments are classified within level 2. The Company's investments in commingled funds are valued based on the net asset value per share of each investment at the measurement date. Commingled funds are classified as level 2 as the Company could redeem these investments with the sponsoring investment management organizations at least monthly.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company determines the estimated fair value of financial instruments using available market information and valuation methodologies considered to be appropriate. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts. The fair value of investments, derivative instruments and convertible debt are based on market data. Carrying amounts of accounts receivable and accounts payable approximate fair value due to the short maturity of these financial instruments.

Derivative Instruments: All of the Company's derivative instruments are recognized as assets or liabilities in the statement of financial position and measured at fair value. On the date a derivative contract is entered into, the Company may designate the derivative as either a hedge of the fair value of a recognized asset or liability ("fair-value" hedge), as a hedge of the variability of cash flows to be received or paid ("cash-flow" hedge), or as a foreign-currency hedge. Changes in the fair value of a derivative that is highly effective and is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current period earnings. Effective changes in the fair value of a derivative that is highly effective and is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income until earnings are affected by the variability of the cash flows. Changes in the fair value of a derivative that is highly effective and is designated and qualifies as a foreign-currency hedge are recorded in either current period earnings or other comprehensive income, depending on whether the hedged transaction is a fair-value hedge (e.g., a hedge of a firm commitment that is to be settled in a foreign currency) or a cash-flow hedge (e.g., a hedge of foreign-currency-denominated forecasted transaction).

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash-flow or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items. If it were determined that a derivative was not highly effective as a hedge or that it had ceased to be a highly effective hedge, the Company would discontinue hedge accounting prospectively.

The Company would discontinue hedge accounting prospectively when (1) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated or exercised; (3) the derivative is no longer designated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; (4) the hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as a highly effective fair-value hedge, the derivative will continue to be carried on the balance sheet at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value. When a fair-value hedge on an interest-bearing financial instrument (such as an interest rate swap) is cancelled and hedge accounting is discontinued, the hedged item is no longer adjusted for changes in its fair value, and the remaining asset or liability will be amortized to earnings over the remaining life of the hedged item. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the derivative will continue to be carried on the balance sheet at its fair value, and any asset or liability that was previously recorded pursuant to recognition of the firm commitment will be removed from the balance sheet and recognized as a gain or loss in current period earnings.

Concentration of Credit Risk of Financial Instruments: Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, short-term investments and accounts receivable. Cash equivalents and short-term investments are maintained with high quality institutions, and their composition and maturities are regularly monitored by management. The Company diversifies its investments to reduce the exposure to loss from any single issuer, sector, bank or mutual fund. A majority of the Company's trade receivables are derived from sales to large multinational computer, communication, networking and storage manufacturers, with the remainder distributed across other industries. As of December 31, 2009, two customers accounted for 28% and 16% of trade receivables, and as of December 31, 2008, two customers accounted for 19% and 14% of trade receivables. Concentrations of credit risk with respect to all other trade receivables are considered to be limited due to the quantity of customers comprising the Company's customer base and their dispersion across industries and geographies. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral as considered necessary. Write-offs of uncollectible amounts have not been significant.

Product Warranties: The Company warrants finished goods against defects in material and workmanship under normal use and service for periods of one to five years. A liability for estimated future costs under product warranties is recorded when products are shipped.

Litigation and Settlement Costs: The Company is involved in legal actions arising in the ordinary course of business. The Company records an estimated loss for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements, and (ii) the amount of loss can be reasonably estimated.

Income Taxes: The calculation of the Company's tax provision involves the application of complex tax rules and regulations within multiple jurisdictions throughout the world. The Company makes certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits, and deductions, and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as the interest and penalties related to uncertain tax positions. Significant changes to these estimates may result in an increase or a decrease to the Company's tax provision in a subsequent period.

The Company recognizes the effect of income tax positions only if these positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is more than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

Deferred tax assets and liabilities are recognized for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company considers future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. The Company uses the flow-through method to account for investment tax credits. Under this method, a credit is recognized as a reduction of income tax expense in the year the credit is utilized.

Assets Held for Sale: Assets held for sale are included within prepaid expenses and other current assets in the consolidated balance sheets as of December 31, 2009 and 2008. As of December 31, 2009 and 2008, assets held for sale were $17.2 million and $17.3 million, respectively, and primarily consisted of $16.8 million related to land in Gresham, Oregon.

Assets classified as held for sale are recorded at the lower of their carrying amount or fair value less costs to sell and are not depreciated. The Company reassesses the ability to realize the carrying value of these assets at the end of each reporting period until the assets are sold or otherwise disposed of and, therefore, additional adjustments may be necessary.

Recent Accounting Pronouncements

In June 2009, the FASB issued guidance that amends the consolidation rules related to variable interest entities. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. This guidance requires ongoing reassessments of whether an enterprise is the primary beneficiary of the variable interest entity. This guidance is effective for fiscal years beginning after November 15, 2009. The adoption of this guidance is not expected to have a significant impact on the Company's results of operations or financial position.

In October 2009, the FASB issued guidance on multiple-deliverable arrangements to address how to separate deliverables and how to measure and allocate arrangement consideration. This guidance requires vendors to develop the best estimate of selling price for each deliverable and allocate the arrangement consideration using this selling price. This guidance also expands the disclosure requirements to include both quantitative and qualitative information. This guidance is effective for fiscal years beginning after June 15, 2010. The Company is currently evaluating the impact of the adoption of this guidance on its results of operations and financial position.

In October 2009, the FASB issued guidance that clarifies that the tangible products containing software components and non-software components that function together to deliver a product's essential functionality will be considered non-software deliverables and will be scoped out of the software revenue recognition guidance. This guidance is effective for the fiscal years beginning after June 15, 2010. The Company is currently evaluating the impact of the adoption of this guidance on its results of operations and financial position.

In January 2010, the FASB issued guidance that expands the interim and annual disclosure requirements of fair value measurements, including the information about movement of assets between level 1 and 2 of the three-tier fair value hierarchy established under its fair value measurement guidance. This guidance also requires separate disclosure for each of purchases, sales, issuance, and settlements in the reconciliation for fair value measurements using significant unobservable inputs, level 3. Except for the detailed disclosure in the level 3 reconciliation, which is effective for the fiscal years beginning after December 15, 2010, all the other disclosures under this guidance are effective for the fiscal years beginning after December 15, 2009. The Company is currently evaluating the impact of the adoption of this guidance on its results of operations and financial position.

Note 2 — Restructuring of Operations and Other Items

2009

The Company recorded charges of $38.2 million in restructuring of operations and other items, net, for the year ended December 31, 2009, consisting of $30.2 million in charges for restructuring of operations and $8.0 million in charges for other items. Of these charges, $34.9 million and $3.3 million were recorded in the Semiconductor segment and the Storage Systems segment, respectively.

Restructuring:

The $30.2 million in charges primarily resulted from the following:

- A charge of $14.0 million primarily related to an accrual for remaining payments to be made under a licensing arrangement for design tools that will no longer be used by the Company;

- A charge of $10.1 million for severance and termination benefits for employees, primarily related to headcount reductions from restructuring actions taken in April and July 2009; and

- A charge of $5.5 million primarily for changes in estimates and sublease assumptions and for the change in time value of accruals for previously accrued facility lease exit costs.

Restructuring reserves as of December 31, 2009 are included within other accrued liabilities and other non-current liabilities in the consolidated balance sheets. The following table summarizes the activities affecting the restructuring accruals during the year ended December 31, 2009. The amounts as of December 31, 2008 in the table below include restructuring reserves related to restructuring actions associated with the Agere merger, which were presented in a separate table in prior years.

	Balance at December 31, 2008	Restructuring Expense 2009	Utilized During 2009	Balance at December 31, 2009
		(In thousands)		
Write-down of excess assets and other liabilities	$ 83	$ 608	$ (691)	$ —
Lease terminations(a)	44,555	19,525	(23,683)	40,397
Payments to employees for severance(b)	28,031	10,094	(33,220)	4,905
Total	$72,669	$30,227	$(57,594)	$45,302

(a) The amount utilized represents cash payments. The balance remaining is expected to be paid during the remaining terms of the leases, which extend through 2013, and includes accruals for a licensing agreement that is no longer being used by the Company.

(b) The majority of the balance remaining for severance is expected to be paid by the first quarter of 2011.

Other Items:

The Company recorded a net charge of $8.0 million for other items for the year ended December 31, 2009, primarily related to litigation costs.

2008

The Company recorded charges of $43.7 million in restructuring of operations and other items, net, for the year ended December 31, 2008, consisting of $35.5 million in charges for restructuring of operations and $8.2 million in charges for other items. Of these charges, $41.1 million and $2.6 million were recorded in the Semiconductor segment and the Storage Systems segment, respectively.

Restructuring:

The $35.5 million restructuring charges included a charge of $5.6 million related to the Agere merger. See further discussion under "Restructuring Actions Associated with the Agere Merger" below.

The remaining $29.9 million in charges primarily resulted from the following actions in 2008:

- A charge of $22.6 million for severance and termination benefits for employees, primarily related to headcount reductions from the restructuring action and broad-based reorganization that was announced in January 2009;

- A charge of $9.0 million for lease termination costs, which included $7.0 million primarily for U.S. lease termination costs and a $2.0 million charge primarily for the change in time value of accruals for previously accrued facility lease exit costs; and

- A gain of $2.0 million from the sale of land in Gresham, Oregon.

Restructuring reserves as of December 31, 2008 are included within other accrued liabilities and other non-current liabilities in the consolidated balance sheets. The following table summarizes the activities affecting the restructuring accruals other than reserves related to restructuring actions associated with the Agere merger during the year ended December 31, 2008:

	Balance at December 31, 2007	Restructuring (Income)/Expense 2008	Utilized During 2008	Balance at December 31, 2008
		(In thousands)		
Write-down of excess assets and other liabilities(a)	$ 225	$ (1,740)	$ 1,598	$ 83
Lease terminations(b)	23,318	8,946	(13,997)	18,267
Payments to employees for severance(c)	24,817	22,645	(21,781)	25,681
Total	$48,360	$29,851	$(34,180)	$44,031

(a) The amount utilized includes a gain from the sale of land in Gresham, Oregon.

(b) The amount utilized represents cash payments. The balance remaining for real estate lease terminations is expected to be paid during the remaining terms of the leases, which extend through 2011.

(c) The amount utilized includes $6.6 million related to stock grants exercised or expired. The majority of the balance remaining for severance was paid during 2009.

Restructuring Actions Associated with the Agere Merger:

In connection with the Agere merger, management restructured Agere's operations to eliminate certain duplicative activities, reduce cost structure and better align product and operating expenses with existing general economic conditions. Agere restructuring costs were accounted for as liabilities assumed as part of the purchase business combination as of April 2, 2007. Adjustments to the initial restructuring cost estimates made before December 31, 2007 were recorded as an offset to goodwill and to restructuring expense thereafter.

The Company recorded a charge of $5.6 million related to other restructuring actions, consisting of the following:

- A net charge of $5.4 million for lease termination costs, which included $2.3 million for the change in time value of accruals for previously accrued facility lease exit costs and $3.1 million for changes in sublease assumptions for previously accrued lease exit costs;
- A charge of $2.8 million for severance and termination benefits for employees primarily related to a change in severance estimates; and
- A credit of $2.6 million primarily related to a gain from the sale of assets held for sale in Singapore.

Restructuring reserves related to the Agere merger as of December 31, 2008 are included within other accrued liabilities and other non-current liabilities in the consolidated balance sheets. The following table summarizes the activities affecting the restructuring accruals related to Agere merger during the year ended December 31, 2008:

	Balance at December 31, 2007	Changes in Estimates During 2008	Utilized During 2008	Balance at December 31, 2008
		(In thousands)		
Lease terminations(a)	$33,439	$ 5,436	$(12,587)	$26,288
Payments to employees for severance(b)	18,926	2,756	(20,974)	708
Stock-based compensation charges(c)	20,860	—	(19,218)	1,642
Write-down of excess assets and other liabilities(d)	—	(2,569)	2,569	—
Total	$73,225	$ 5,623	$(50,210)	$28,638

(a) The amount utilized includes $0.8 million for write-off of leasehold improvements and the remaining utilized amount represents cash payments. The balance remaining for real estate lease terminations is expected to be paid during the remaining terms of these contracts, which extend through 2013.

(b) The amount utilized represents cash severance payments to employees. The balance remaining for severance was paid during 2009.

(c) The amount utilized represents stock grants exercised or expired. The balance was utilized during 2009.

(d) The amount includes a gain on the sale of assets in Singapore.

Other Items:

The Company recorded a net charge of $8.2 million related to other items for the year ended December 31, 2008. The charge included $12.5 million for the settlement of a legal proceeding offset primarily by curtailment gains resulting from the pension plan freeze effective April 6, 2009 and termination of the post-retirement medical plans.

2007

The Company recorded charges of $148.1 million in restructuring of operations and other items, net, for the year ended December 31, 2007, consisting of $142.9 million in charges for restructuring of operations and a charge of $5.2 million for other items. Of these total charges, $143.4 million and $4.7 million were recorded in the Semiconductor segment and the Storage Systems segment, respectively.

Restructuring and impairment of long-lived assets:

The $142.9 million in restructuring charges were the result of the following actions in 2007:

Sale of the Mobility Products Group:

On October 24, 2007, the Company completed the sale of its Mobility Products Group ("MPG") to Infineon for $450.0 million in cash, plus a potential performance-based payment based on 2008 performance that was due in the first quarter of 2009. The Company did not receive any performance-based payment as the performance threshold was not met. The MPG designed semiconductors and software for cellular telephone handsets and complete chip-level solutions for satellite digital audio radio applications. The Company is obligated to provide operational handling services to Infineon until October 2011 and is leasing space in its Allentown, Pennsylvania facility to Infineon. The facility lease is for a term of 36 months. Infineon pays LSI fair market value for such space.

A charge of $95.4 million related to the sale of the MPG consisted of the following:

- A charge of $17.7 million for the difference between the proceeds of $450.0 million received and the $467.7 million net book value of MPG at closing;
- A charge of $27.5 million for future credits the buyer was expected to receive from the Company on purchases of finished goods inventory;
- A charge of $21.8 million for post-closing inventory pricing benefits the buyer was expected to receive for products manufactured at Silicon Manufacturing Partners Pte. Ltd. ("SMP"), a joint venture LSI has with GLOBALFOUNDRIES;
- A charge of $14.4 million for the acceleration of stock awards previously granted to MPG employees whose positions were eliminated as part of the sale of MPG; and
- A charge of $4.5 million for MPG-related lease termination costs for leases not assumed by the buyer, a $4.5 million charge for estimated transaction costs, a $3.2 million charge for severance and termination benefits for employees and a charge of $1.8 million for the write-off of MPG fixed assets not acquired by the buyer.

Sale of the Consumer Products Group:

On July 27, 2007, the Company completed the sale of its Consumer Products Group ("CPG" or "Consumer Group") to Magnum Semiconductor for approximately $22.6 million in cash, plus a promissory note for $18.0 million due in 2010 and a warrant to purchase preferred shares of Magnum Semiconductor stock.

A charge of $14.0 million related to the sale of the Consumer Group consisted of the following:

- A credit of $1.3 million for the difference between the $22.6 million received and the $21.3 million net book value of the assets as of the date the transaction closed;
- A $12.8 million charge for severance and termination benefits for employees; and
- A $2.5 million charge related to facility lease termination costs for leases not assumed by the buyer.

Sale of Thailand Semiconductor Assembly and Test Operations:

On October 2, 2007, the Company completed the sale of its semiconductor assembly and test operations in Thailand to STATS ChipPAC Ltd. ("STATS ChipPAC") for approximately $100 million, with $50 million due upon closing and a $50 million note payable over four years. As of December 31, 2009, the note payable balance was $20 million. STATS ChipPAC offered employment to substantially all of the LSI manufacturing employees associated with the facility. The Company also entered into additional agreements with STATS ChipPAC, including a multi-year wafer assembly and test agreement and a transition services agreement.

Under the terms of the wafer assembly agreement, LSI is a customer of STATS ChipPAC, whereby LSI has agreed to utilize STATS ChipPAC for wafer assembly and testing until October 2, 2011. The wafer assembly and testing prices under the agreement represent fair market values. The transition services agreement was short-term in nature and priced separately from the overall sale agreement. Services performed by LSI under this agreement were primarily related to short-term information system services and priced at fair market value.

A charge of $5.6 million related to the sale of Thailand assembly and test operations consisted of the following:

- A charge of $5.5 million to adjust the carrying value of the assets held for sale to fair market value; and
- A charge of $0.1 million for the difference between the net proceeds of $99.6 million received and the $99.7 million of net book value at closing.

Other Restructuring Actions and Charges:

On June 27, 2007, the Company announced a reduction in workforce of approximately 900 positions (inclusive of the Consumer Group), or 13 percent of the Company's non-production workers across all business and functional areas worldwide. On July 25, 2007, the Company also announced that it would transition semiconductor and storage systems assembly and test operations performed at its facilities in Singapore and Wichita, Kansas to current manufacturing partners. As part of these actions, the Company eliminated approximately 2,100 production positions worldwide. The Company recorded a charge of $27.9 million related to the above actions and other activities, consisting of the following:

- A charge of $24.6 million for severance and termination benefits for employees, of which $13.3 million related to the general workforce reduction action announced on June 27, 2007, $7.9 million related to workforce reductions planned to occur in 2008, and $3.4 million related to the transition of the Kansas manufacturing operations to manufacturing partners;

- A charge of $7.4 million to adjust the carrying value of the assets held for sale in Singapore to fair market values and a charge of $1.0 million for certain other asset write-offs;

- A charge of $1.5 million primarily for changes in sublease assumptions for previously accrued facility lease terminations and $2.0 million to reflect the change in time value of accruals for facility lease terminations;

- A charge of $1.8 million for the acceleration of stock awards previously granted to employees whose positions were to be eliminated as a result of the planned workforce reductions in January 2008; and

- A net gain of $10.4 million for the sale of land in Colorado, which had a net book value of $2.0 million. Total proceeds from the sale were $12.4 million.

Restructuring Actions Associated with the Agere Merger:

The Company established a reserve of $93.4 million as of April 2, 2007, consisting of the following items:

- A reserve of $50.1 million for severance and termination benefits for employees as a result of the restructuring actions related to the Agere merger and the sale of the Thailand and Singapore assembly and test facilities;

- A reserve of $28.8 million for stock-related compensation expense associated with employees whose positions were eliminated; and

- A reserve of $14.5 million for facility lease exit costs, primarily in Singapore and Europe.

From April 2, 2007 through December 31, 2007, the Company recorded a net charge of $3.3 million to reflect changes in estimates, resulting from the following items:

- A charge of $1.3 million for changes in assumptions for previously accrued facility lease termination costs;

- A charge of $1.2 million to reflect a change in time value of accruals previously recorded for facility lease termination costs;

- A charge of $1.0 million for additional stock-based compensation charges for employees whose positions were eliminated; and

- A credit of $0.2 million for changes in estimated payments to employees for severance previously recorded for Thailand and other restructuring actions.

Other Items:

During the fourth quarter of 2007, the Company recorded $5.2 million of litigation charges in connection with ongoing litigation matters.

Note 3 — Stock-Based Compensation and Common Stock

Description of the Company's Equity Compensation Plans

At the Company's annual meeting on May 14, 2008, the stockholders approved amendments to the 2003 Equity Incentive Plan ("2003 Plan") and the Employee Stock Purchase Plan ("US ESPP"). The principal changes to the 2003 Plan were:

- Making a total of 45 million shares available for grants under the 2003 Plan after May 14, 2008. Of that amount, 15 million shares were available for grants of restricted stock and restricted stock units;
- Allowing non-employee directors to be eligible to participate in the 2003 Plan;
- Including stock appreciation rights as a permitted type of award under the 2003 Plan;
- Increasing the limits on the size of awards that can be granted under the 2003 Plan to any person in one year from two million to four million shares for stock options and from 0.5 million to one million shares for restricted stock and restricted stock units; and
- Allowing incentive stock options to be granted under the 2003 Plan until May 14, 2018.

The Company will no longer award stock options, stock appreciation rights, restricted stock or restricted stock units under any plan other than the 2003 plan.

The principal changes to the US ESPP were:

- Making a total of 25 million shares available for purchase under the US ESPP after May 14, 2008;
- Consolidating the Company's International Employee Stock Purchase Plan ("IESPP", and together with the US ESPP, the "ESPP") into the US ESPP; and
- Extending the term of the ESPP through May 14, 2018.

2003 Plan:

Under the 2003 Plan, the Company may grant stock options and stock appreciation rights with an exercise price that is no less than the fair market value of the stock on the date of grant, restricted stock and restricted stock units to employees and non-employee directors. No participant may be granted stock options covering more than four million shares of stock or more than an aggregate of one million shares of restricted stock and restricted stock units in any year. The term of each option or restricted stock unit is determined by the Board of Directors or its delegate and, for option grants on or after February 12, 2004, is generally seven years. Options generally vest in annual increments of 25% per year commencing one year from the date of grant. As of December 31, 2009, the 2003 Plan had approximately 17.3 million common shares available for future grants.

ESPP:

Under the ESPP, rights are granted to LSI employees to purchase shares of common stock at 85% of the lesser of the fair market value of such shares at the beginning of a 12-month offering period or the end of each six-month purchase period within such an offering period. On March 31, 2009, the Compensation Committee of the Board of Directors of the Company adopted an amendment to the ESPP to increase the maximum number of shares that a participant can purchase in a single purchase period from 1,000 shares to 2,000 shares, effective November 15, 2009. As of December 31, 2009, the ESPP had approximately 17.8 million shares available for future purchase.

Sales under the ESPP in 2009, 2008 and 2007 were approximately 5.1 million, 4.6 million and 4.0 million shares of common stock at an average price of $2.67, $3.80 and $6.03 per share, respectively.

Stock-Based Compensation Expense

The following table summarizes stock-based compensation expense related to the Company's stock options, ESPP and restricted stock unit awards for the years ended December 31, 2009, 2008 and 2007. Stock-based compensation costs capitalized to inventory and software for the years ended December 31, 2009, 2008 and 2007 were not significant. The income tax benefits that the Company realized for the tax deduction from option exercises and other awards for the years ended December 31, 2009, 2008 and 2007 were not significant.

Stock-Based Compensation Expense Included In:	Year Ended December 31, 2009	2008	2007
		(In thousands)	
Cost of revenues	$ 7,382	$ 9,269	$10,711
Research and development	27,979	29,214	31,743
Selling, general and administrative	28,622	33,800	34,813
Total stock-based compensation expense	$63,983	$72,283	$77,267

The estimated fair value of the stock-based awards, less expected forfeitures, is amortized over each award's vesting period on a straight-line basis.

Stock Options:

The fair value of each option grant is estimated as of the date of grant using a reduced form calibrated binomial lattice model (the "lattice model"). The lattice model requires the use of historical data for employee exercise behavior and the use of assumptions outlined in the following table:

	Year Ended December 31, 2009	2008	2007
Weighted-average estimated grant date fair value per share	$1.42	$2.04	$3.05
Weighted-average assumptions in calculation:			
Expected life (years)	4.26	4.36	4.29
Risk-free interest rate	1.80%	2.51%	4.50%
Volatility	67%	52%	47%

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and is a derived output of the lattice model. The expected life of employee stock options is affected by all of the underlying assumptions and calibration of the Company's model.

The risk-free interest rate assumption is based upon observed interest rates of constant maturity U.S. Treasury securities appropriate for the term of the Company's employee stock options.

The Company uses an equally weighted combination of historical and implied volatilities as of the grant date. The historical volatility is the standard deviation of the daily stock returns for LSI from the date of the initial public offering of its common stock in 1983. For the implied volatilities, the Company uses near-the-money exchange-traded call options, as stock options are call options that are granted at-the-money. The historical and implied volatilities are annualized and equally weighted to determine the volatilities as of the grant date. Management believes that the equally weighted combination of historical and implied volatilities is more representative of future stock price trends than sole use of historical or implied volatilities.

The lattice model assumes that employees' exercise behavior is a function of the option's remaining vested life and the extent to which the option is in-the-money. The lattice model estimates the probability of exercise as a function of these two variables based on the entire history of exercises and cancellations for all past option grants made by the Company since its initial public offering.

Because stock-based compensation expense recognized is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures are estimated based on historical experience.

The following table summarizes changes in stock options outstanding during each of the years ended December 31, 2009, 2008 and 2007 (share amounts in thousands):

	Year Ended December 31,					
	2009		2008		2007	
	Number of Shares	Weighted-Average Exercise Price Per Share	Number of Shares	Weighted-Average Exercise Price Per Share	Number of Shares	Weighted-Average Exercise Price Per Share
Options outstanding at January 1	85,113	$12.62	100,242	$16.12	56,750	$11.92
Options assumed in Agere Acquisition	—	—	—	—	48,884	22.41
Options granted	23,203	3.13	18,627	5.68	15,628	8.61
Options exercised	(1,084)	4.83	(4,682)	5.41	(3,725)	5.91
Options canceled	(15,706)	15.40	(29,074)	21.41	(17,295)	15.56
Options outstanding at December 31	91,526	$ 9.83	85,113	$12.62	100,242	$16.12
Options exercisable at December 31	49,528	$14.00	49,446	$16.72	67,124	$20.12

For the options outstanding and options exercisable as of December 31, 2009, the weighted-average remaining contractual term was 4.02 and 2.79 years, respectively, and the average intrinsic value was $77.5 million and $7.5 million, respectively.

As of December 31, 2009, the total unrecognized compensation expense related to unvested stock options, net of estimated forfeitures, was $60.7 million and is expected to be recognized over the next 2.5 years on a weighted-average basis. The total intrinsic value of options exercised during the year ended December 2009, 2008 and 2007 was $0.6 million, $7.2 million and $7.7 million, respectively. Cash received from stock option exercises was $5.2 million in 2009.

The Company's determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well a number of highly complex and subjective assumptions. The Company uses third-party consultants to assist in developing the assumptions used in, as well as calibrating, the lattice model. The Company is responsible for determining the assumptions used in estimating the fair value of its share-based payment awards.

Employee Stock Purchase Plan:

Compensation expense for the Company's ESPP is calculated using the fair value of the employees' purchase rights under the Black-Scholes model. The following table summarizes the assumptions that went into the calculation of fair value for the May and November 2009, 2008 and 2007 grants:

	Year Ended December 31,		
	2009	2008	2007
Weighted-average estimated grant date fair value per share	$1.79	$1.37	$2.09
Weighted-average assumptions in calculation:			
Expected life (years)	0.7	0.8	0.7
Risk-free interest rate	0.3%	1%	4%
Volatility	52%	84%	42%

Cash received from ESPP issuances was $13.5 million in 2009.

Restricted Stock Awards:

Under the 2003 Plan, the Company may grant restricted stock and restricted stock unit awards. The Company typically grants restricted stock units. The vesting requirements for restricted stock units are determined at the time of grant, and typically vesting of restricted stock units is subject to the employee's continuing service to the Company. The cost of these awards is determined using the fair value of the Company's common stock on the date of grant and compensation expense is recognized over the vesting period on a straight-line basis.

The following table summarizes changes in restricted stock units outstanding during each of the years ended December 31, 2009, 2008 and 2007:

	Year Ended December 31,		
	2009	2008	2007
	Number of Shares (In thousands)		
Unvested restricted stock units at January 1	6,391	9,177	1,910
Assumed in Agere Acquisition	—	—	9,141
Granted	383	1,779	4,337
Vested	(3,279)	(4,026)	(5,555)
Forfeited	(509)	(539)	(656)
Unvested restricted stock units at December 31	2,986	6,391	9,177

The following table summarizes restricted stock units granted during the years ended December 31, 2009, 2008 and 2007 (share amounts in thousands):

	Year Ended December 31,					
	2009		2008		2007	
	Number of Shares	Weighted-Average Grant Date Fair Value per Share	Number of Shares	Weighted-Average Grant Date Fair Value per Share	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Restricted stock units granted	383	$4.56	1,779	$5.02	4,337	$8.20

As of December 31, 2009, the total unrecognized compensation expense related to restricted stock units, net of estimated forfeitures, was $14.7 million and is expected to be recognized over the next 1.3 years on a weighted-average basis. The fair value of shares vested during the year ended December 31, 2009, 2008 and 2007 was $15.2 million, $18.6 million and $37.0 million, respectively.

As of December 31, 2009, there were a total of approximately 111.8 million shares of common stock reserved for issuance upon exercise of outstanding options and upon vesting of outstanding restricted stock units and for use in connection with future equity awards under the 2003 plan.

Common Stock

Stock Repurchase Programs:

On December 4, 2006, the Company announced that its Board of Directors had authorized a stock repurchase program of up to $500.0 million worth of shares of the Company's common stock and terminated the prior stock repurchase program authorized by the Board of Directors on July 28, 2000. In July 2007, the Company completed the repurchase program announced on December 4, 2006. On August 20, 2007, the Company announced that its Board of Directors had authorized a repurchase program of up to an additional $500.0 million worth of shares of the Company's common stock. The Company effectively completed this authorization by December 31, 2008. The repurchased shares were retired immediately after the repurchases were complete. Retirement of the repurchased shares is recorded as a reduction of common stock and additional paid-in capital.

Note 4 — Business Combinations

The following tables summarize the acquisitions completed in 2009, 2008 and 2007 (dollars in millions). These acquisitions were accounted under the purchase method of accounting. Under this method, the estimated fair value of assets acquired and liabilities assumed and the results of operations of the acquired business were included in the Company's financial statements from the effective date of the acquisition.

2009

Entity Name or Type of Technology; Segment Included in; Description of Acquired Business	Acquisition Date	Fair Value of Total Consideration	Type of Consideration	Net Tangible Assets	Identified Intangible Assets	Acquired In-Process Research and Development	Goodwill
ONStor, Inc.; Storage Systems segment; Clustered network-attached storage solutions	July 27, 2009	$25.5	Cash	$ 0.8	$15.0	$ 0.8	$8.9
3ware RAID storage adapter business; Storage Systems segment; Server RAID adapters and storage solutions	April 21, 2009	$21.5	Cash	$12.3	$ 5.0	None	$4.2

2008

Entity Name or Type of Technology; Segment Included in; Description of Acquired Business	Acquisition Date	Fair Value of Total Consideration	Type of Consideration	Net Tangible Assets	Identified Intangible Assets	Acquired In-Process Research and Development	Goodwill
HDD semiconductor business of Infineon; Semiconductor segment; Silicon solutions for hard disk drive makers	April 25, 2008	$95.1	Cash	$10.3	$78.2	None	$6.6

2007

Entity Name or Type of Technology; Segment Included in; Description of Acquired Business	Acquisition Date	Fair Value of Total Consideration	Type of Consideration	Net Tangible Assets	Identified Intangible Assets	Acquired In-Process Research and Development	Goodwill
Tarari, Inc.; Semiconductor segment; Silicon and software solutions for security and network control	October 3, 2007	$ 93.0	Cash	$ 6.3	$ 23.3	$ 6.0	$ 57.4
Agere Systems Inc.; Semiconductor segment; Integrated circuit solutions for communications and computing applications	April 2, 2007	$3,720.1	368 million shares of LSI common stock	$231.8	$1,727.7	$176.4	$1,584.2
SiliconStor, Inc..; Semiconductor segment; Silicon solutions for enterprise storage network based on SAS and FC-SATA	March 13, 2007	$ 56.4	Cash	$ 1.5	$ 10.6	$ 6.5	$ 37.8

2009

Acquisition of ONStor, Inc.:

On July 27, 2009, the Company acquired privately-held ONStor, Inc. ("ONStor"), which provided clustered network-attached storage solutions designed to help enterprises consolidate, protect and manage the accelerating growth of unstructured data. The acquisition is intended to further advance the Company's storage systems business. For reporting purposes, the ONStor business is included as part of the Storage Systems segment.

The goodwill of $8.9 million represents the excess of the purchase price over the fair value of the net tangible and identified intangible assets acquired. The goodwill was assigned to the Storage Systems segment and is not expected to be deductible for tax purposes.

The following table summarizes the components of the identified intangible assets associated with this acquisition. These assets will be amortized over the periods during which they are expected to contribute to the Company's future cash flows.

	Fair Value	Weighted-Average Life
	(In millions)	(In years)
Current technology	$12.7	6
Customer base	2.1	2
Trade names	0.2	2
Total acquired identified intangible assets	$15.0	

Acquisition of 3ware RAID Storage Adapter Business:

On April 21, 2009, the Company completed the acquisition of the assets and certain associated intellectual property of the 3ware RAID storage adapter business of Applied Micro Circuits Corporation. 3ware products include SAS and SATA RAID adapters and high-capacity storage solutions for a broad range of applications. The acquisition is intended to enhance the Company's competitive position in server RAID adapter solutions for distributors and system builders. For reporting purposes, the 3ware business is included as part of the Storage Systems segment.

The goodwill of $4.2 million represents the excess of the purchase price over the fair value of the net tangible and identified intangible assets acquired. The goodwill was assigned to the Storage Systems segment and is not expected to be deductible for tax purposes.

The following table summarizes the components of the identified intangible assets associated with this acquisition. These assets will be amortized over the periods during which they are expected to contribute to the Company's future cash flows.

	Fair Value	Weighted-Average Life
	(In millions)	(In years)
Current technology	$1.5	2
Customer base	3.2	5
Trade names	0.3	2
Total acquired identified intangible assets	$5.0	

2008

Acquisition of Hard Disk Drive ("HDD") Semiconductor Business of Infineon:

On April 25, 2008, the Company completed the acquisition of the assets of the HDD semiconductor business of Infineon. The acquisition was intended to enhance the Company's competitive position in the desktop and enterprise HDD space.

In connection with the acquisition, the Company also entered into additional agreements with Infineon, including a supply agreement and a transition service agreement. Under the terms of the supply agreement, Infineon was to provide the Company operations handling and wafer supply services for a period of up to six months from the date of acquisition. These services are priced separately at fair market values. Under the terms of the transition services agreement, Infineon provided the Company engineering services in support of the existing HDD business products through December 31, 2009. These services were also priced separately at fair market values.

The following table sets forth the components of the identified intangible assets associated with this acquisition. These assets will be amortized over the periods during which they are expected to contribute to the Company's future cash flows.

	Fair Value	Weighted-Average Life
	(In millions)	(In years)
Current technology	$46.5	4
Customer base	31.7	5
Total acquired identified intangible assets	$78.2	

2007

Merger with Agere:

On April 2, 2007, the Company completed the acquisition of Agere. Agere was a provider of integrated circuit solutions for a variety of computing and communications applications. Some of Agere's solutions included related software and reference designs. Agere's solutions were used in products such as hard disk drives, mobile phones, high-speed communications systems and personal computers. Agere also licensed its intellectual property to others. The purpose of the acquisition was to enable the Company to expand its comprehensive set of building-block solutions, including semiconductors, systems and related software for storage, networking and consumer electronics products, and to expand its intellectual property portfolio and integrated workforce in the Semiconductor segment.

Upon completion of the merger, each share of Agere common stock outstanding at the effective time of the merger was converted into the right to receive 2.16 shares of LSI common stock. As a result, approximately

368 million shares of LSI common stock were issued to former Agere stockholders. The fair value of the common stock issued was determined using a share price of $9.905 per share, which represented the average closing price of LSI common shares for the period commencing two trading days before and ending two trading days after December 4, 2006, the date that the merger was agreed to and announced. LSI assumed stock options and restricted stock units covering a total of approximately 58 million shares of LSI common stock. The fair value of options assumed was estimated using the lattice model and a share price of $9.905 per share. The value of the options and restricted stock units assumed was reduced by the fair value of unvested options and restricted stock units assumed, based on the price of a share of LSI common stock on April 2, 2007. LSI also guaranteed Agere's 6.5% Convertible Subordinated Notes at the fair value of $370.2 million as of April 2, 2007. These notes were redeemed during the year ended December 31, 2009.

The following table sets forth the total purchase price of the acquisition at the acquisition date (in thousands):

Fair value of LSI common shares issued	$3,647,021
(a) Fair value of stock awards assumed	218,713
(b) Fair value of unvested stock awards assumed	(168,555)
(a) — (b) Fair value of the vested options assumed	50,158
Direct transaction costs	22,970
Total estimated purchase price	$3,720,149

Purchase Price Allocation:

The allocation of the purchase price to Agere's tangible and identified intangible assets acquired and liabilities assumed was based on their estimated fair values. The excess of the purchase price over the tangible and identified intangible assets acquired and liabilities assumed was allocated to goodwill. None of the goodwill recorded is expected to be deductible for tax purposes except the tax deductible goodwill LSI inherited from Agere. The purchase price was allocated as follows as of April 2, 2007 (in thousands):

Cash	$ 540,140
Accounts receivable	222,169
Inventory	120,848
Assets held for sale	122,756
Property and equipment	162,047
Accounts payable	(167,947)
Pension and post-retirement liabilities	(214,607)
Convertible notes	(370,249)
Other liabilities	(183,359)
Net assets acquired	231,798
Identified intangible assets	1,727,700
In-process research and development	176,400
Goodwill	1,584,251
Total estimated purchase price	$3,720,149

Note 2 contains information related to the cost of restructuring programs related to Agere. The costs were included as part of other liabilities assumed as of April 2, 2007.

The following table sets forth the components of the identified intangible assets, which are being amortized over their estimated useful lives, some on a straight-line basis and others on an accelerated basis:

	Fair Value	Weighted-Average Life
	(In thousands)	(In years)
Current technology	$ 844,500	8.5
Customer base	513,000	10
Patent licensing	317,200	10
Order backlog	53,000	0.5
Total acquired identified intangible assets	$1,727,700	

Acquired In-Process Research and Development

In 2009, the Company capitalized $0.8 million related to acquired IPR&D, which was included in identified intangible assets, net, in the consolidated balance sheets. In 2008, there were no IPR&D charges. For the year ended December 31, 2007, we recorded IPR&D charges of $188.9 million in connection with the Agere, SiliconStor and Tarari acquisitions.

The following table summarizes details of the 2007 acquisitions at the acquisition dates (dollars in millions):

Entity Name	IPR&D	Estimated Cost To Complete	Discount Rate	Revenue Projections Extended Through
Agere Systems Inc.:				
Storage — read channel and preamps	$ 36.2	$17.8	13.8%	2016
Mobility — HSPDA for 3G	$ 31.2	—*	13.8%	—
Networking — modems, Firewire, serdes, media gateway, VoIP, network processors, Ethernet, mappers and framers	$109.0	$68.0	13.8%	2021
SiliconStor, Inc.	$ 6.5	$ 4.4	27.0%	2017
Tarari, Inc.	$ 6.0	$ 2.9	22.7%	2013

* During the fourth quarter of 2007, the Company sold the Mobility Products Group and therefore no costs will be incurred to complete the acquired Mobility-HSPDA for 3G project.

The Company's methodology for allocating the purchase price relating to purchase acquisitions to IPR&D involves established valuation techniques in the high-technology industry. The fair value of each project in process is determined by discounting forecasted cash flows directly related to the products expected to result from the subject research and development once commercially feasible, net of returns on contributory assets including working capital, fixed assets, customer relationships, trade name, and assembled workforce. The net cash flows from the identified projects are based on estimates of revenues, cost of revenues, research and development costs, selling, general and administrative costs and applicable income taxes for the projects. Total revenues for the projects are expected to extend through the dates noted in the table above. These projections are based on estimates of market size and growth, expected trends in technology and the expected timing of new product introductions by the Company and its competitors.

A discount rate is used for the projects to account for the risks associated with the inherent uncertainties surrounding the successful development of the IPR&D, market acceptance of the technology, the useful life of the technology, the profitability level of such technology and the uncertainty of technological advances, which could affect the estimates recorded. The discount rates used in the present value calculations are typically derived from a weighted-average cost-of-capital analysis. These estimates do not account for any potential synergies realizable as a result of the acquisition and are in line with industry averages and growth estimates.

For acquisitions completed prior to January 1, 2009, IPR&D was expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed. For acquisitions completed on or after January 1, 2009, IPR&D is capitalized and classified as indefinite-lived until the completion or abandonment of the associated research and development activities. The Company assesses these indefinite-lived IPR&D assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired. Once research and development efforts are completed or abandoned, the Company determines the useful life of the assets and amortizes the related IPR&D over the useful life of the assets.

The actual development timelines and costs for the IPR&D projects described above were in line with original estimates as of December 31, 2009. However, development of the technology remains a substantial risk to the Company due to factors including the remaining effort to achieve technical feasibility, rapidly changing customer needs and competitive threats from other companies. Failure to bring these products to market in a timely manner could adversely affect sales and profitability of the Company in the future.

Pro Forma Results (Unaudited)

The consolidated financial statements include the operational results of each acquired business from the date of acquisition. The following pro forma summary combines the results of operations of the Company and Agere as if Agere had been acquired as of the beginning of 2007. Pro forma results of operations for the remaining acquisitions have not been presented because the effects of these acquisitions, individually and in the aggregate, were not material to the Company's financial results. The summary is provided for illustrative purposes only and is not necessarily indicative of the consolidated results of operations for future periods or results that actually would have been realized had the Company and Agere been a consolidated entity during the period presented.

The summary includes the impact of certain adjustments such as amortization of intangibles, stock-based compensation charges and interest expense related to Agere's convertible notes that the Company guaranteed, but excludes the charges for IPR&D associated with the Agere acquisition.

	Year Ended December 31, 2007
	(In thousands except per share amounts)
Revenues	$ 2,938,487
Net loss	$(2,307,572)
Basic loss per share	$ (2.29)
Diluted loss per share	$ (2.29)

Note 5 — Benefit Obligations

Pension and Post-retirement Benefit Plans

The Company has pension plans covering substantially all former Agere U.S. employees, excluding management employees hired after June 30, 2003. Retirement benefits are offered under defined benefit pension plans, which include a management plan and a represented plan, and are based on an adjusted career-average-pay, dollar-per-month formula or on a cash-balance program. The cash-balance program provides for annual company contributions based on a participant's age and compensation and interest on existing balances and covers employees of certain companies acquired by Agere since 1996 and management employees hired after January 1, 1999 and before July 1, 2003. The Company also has a non-qualified supplemental pension plan in the U.S. that principally provides benefits based on compensation in excess of amounts that can be considered under a tax qualified plan. The

Company also provides post-retirement life insurance coverage for former Agere employees under a group life insurance plan. The Company provided post-retirement medical benefits for former Agere employees until December 31, 2008. Participants in the cash-balance program and management employees hired after June 30, 2003 are not covered under the post-retirement life insurance. The Company also has pension plans covering certain international employees.

Effective April 6, 2009, the Company froze the U.S. defined benefit pension plans. Participants in the adjusted career-average-pay program will not earn any future service accruals after that date. Participants in the cash-balance program will not earn any future service accruals, but will continue to earn 4% interest per year on their cash-balance accounts.

Net Periodic Benefit Credit:

The following table sets forth the components of the net periodic benefit credit. The amounts reported for the year ended December 31, 2007 reflect costs from April 2, 2007, the date the merger with Agere was completed:

	Year Ended December 31,					
	2009		2008		2007	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
	(In thousands)					
Service cost	$ 1,792	$ 79	$ 5,694	$ 101	$ 5,523	$ 118
Interest cost	73,774	2,426	75,016	3,024	55,361	2,776
Expected return on plan assets	(76,802)	(4,877)	(82,575)	(5,033)	(62,804)	(3,669)
Amortization of prior service cost	49	—	39	—	—	—
Net actuarial gain recognized	(94)	—	(5)	(119)	—	(12)
Net periodic benefit credit	(1,281)	(2,372)	(1,831)	(2,027)	(1,920)	(787)
Curtailment gain(a)	—	—	(771)	(2,652)	(414)	(281)
Special termination benefit(b)	426	—	—	—	—	—
Other(c)	—	(1,529)	—	—	—	—
Settlement credit(d)	—	—	(32)	—	—	—
Total benefit credit	$ (855)	$(3,901)	$ (2,634)	$(4,679)	$ (2,334)	$(1,068)

(a) The curtailments in 2008 resulted from the pension plan freeze effective April 6, 2009 and the termination of the post-retirement medical plan effective January 1, 2009. The curtailments in 2007 reflect accelerated recognition of gains resulting from the sale of the Mobility Products Group.

(b) Reflects enhanced retirement benefits given to active represented plan participants impacted by workforce reduction in January 2009.

(c) Reflects the reversal of the excess retiree medical liability accrued for claims from 2008.

(d) The settlement in 2008 reflects accelerated recognition of gains resulting from lump sum distributions from the non-qualified supplemental pension plan.

Change in Projected Benefit Obligation:

The following table sets forth a reconciliation of the beginning and ending balances of the projected benefit obligation during the years ended December 31, 2009 and 2008. The measurement date was December 31 for each of the years presented below.

	Year Ended December 31,			
	2009		2008	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
	(In thousands)			
Projected benefit obligation at January 1	$1,170,459	$41,083	$1,194,302	$ 56,123
Service cost	1,792	79	5,694	101
Interest cost	73,774	2,426	75,016	3,024
Plan participants' contributions	—	4	—	9,375
Amendments	(1,936)	—	(13,683)	322
Actuarial loss/(gain)	118,341	517	8,569	(265)
Benefits paid	(88,669)*	(2,985)	(99,439)*	(27,597)
Special termination benefits	426	—	—	—
Other adjustments	228	—	—	—
Projected benefit obligation at December 31	$1,274,415	$41,124	$1,170,459	$ 41,083

* Includes benefits paid under certain international pension plans, which do not maintain plan assets.

The projected pension benefit obligations as of December 31, 2009 and 2008 include $13.1 million and $12.6 million, respectively, of obligations related to the Company's international pension plans.

Change in Plan Assets:

The following table sets forth a reconciliation of the beginning and ending balances of the fair value of plan assets during the years ended December 31, 2009 and 2008. The fair value of plan assets was measured at December 31 for each of the years presented below.

	Year Ended December 31,			
	2009		2008	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
	(In thousands)			
Fair value of plan assets at January 1	$720,915	$54,781	$1,061,420	$ 65,754
Actual gain/(loss) on plan assets	168,582	8,829	(252,088)	(9,583)
Employer contributions	20,180	1,671	10,968	16,832
Transfer to defined contribution plan funds	(1,863)	—	—	—
Plan participants' contributions	—	4	—	9,375
Benefits paid	(88,524)	(2,985)	(99,385)	(27,597)
Other adjustments	120	—	—	—
Fair value of plan assets at December 31	$819,410	$62,300	$ 720,915	$ 54,781

The fair value of pension plan assets as of December 31, 2009 and 2008 includes $2.5 million and $3.8 million of assets related to the Company's international pension plans, respectively. The Company contributed a total of $18.9 million to its U.S. defined benefit pension plans, $1.0 million to its non-qualified supplemental pension plan and $0.3 million to its international pension plans for the year ended December 31, 2009. The significant decline in equity and debt markets during 2008 resulted in significant losses to pension asset values. In 2009, these markets rebounded which resulted in the gains on pension plan assets of $168.6 million.

Funded Status of the Plans:

The following table sets forth the funded status of the plans, which is the fair value of plan assets less projected benefit obligations:

	December 31,			
	2009		2008	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
	(In thousands)			
Funded status of the plans	$(455,005)	$21,176	$(449,544)	$13,698

Plans with Projected Benefit Obligation and Accumulated Benefit Obligation in excess of Plan Assets:

	December 31,	
	2009	2008
	Pension Benefits	
	(In thousands)	
Projected benefit obligation	$1,274,415	$1,170,459
Accumulated benefit obligation	$1,272,562	$1,168,798
Fair value of plan assets	$ 819,410	$ 720,915

The accumulated benefit obligations as of December 31, 2009 and 2008 included $11.2 million and $11.0 million, respectively, related to the Company's international pension plans.

Plans with Accumulated Benefit Obligation less than Plan Assets:

	December 31,	
	2009	2008
	Group Life Benefits	
	(In thousands)	
Accumulated benefit obligation	$41,124	$37,883
Fair value of plan assets	$62,300	$54,781

The following table sets forth amounts recognized in the consolidated balance sheets for the plans:

	December 31,			
	2009		2008	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
	(In thousands)			
Non-current assets	$ —	$21,176	$ —	$16,898
Current liabilities	(799)	—	(1,040)	(3,200)
Non-current liabilities	(454,206)	—	(448,504)	—
Net (liability)/asset	$(455,005)	$21,176	$(449,544)	$13,698

Accumulated Other Comprehensive (Income)/Loss:

The following table sets forth amounts recognized in accumulated other comprehensive income or loss related to pension and post-retirement plans:

	December 31,			
	2009		2008	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
	(In thousands)			
Net prior service cost	$ 340	$ —	$ 405	$ —
Net actuarial loss	295,354	9,668	268,733	11,574
Accumulated other comprehensive loss	295,694	9,668	269,138	11,574
Tax	23,813	3,026	23,813	2,309
Accumulated other comprehensive loss, net of tax	$319,507	$12,694	$292,951	$13,883

The following table summarizes changes in accumulated other comprehensive income or loss related to pension and post-retirement plans:

	Year Ended December 31,					
	2009		2008		2007	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
	(In thousands)					
Accumulated other comprehensive loss/(income) at January 1, net of tax	$292,951	$13,883	$(38,236)	$(3,562)	$ —	$ —
Recognized during period — Prior service cost	(50)	—	(170)	—	—	—
Recognized during period — Actuarial gain/(loss)	89	—	(12,709)	3,093	—	12
Occurring during period — Prior service cost	—	—	405	—	170	—
Occurring during period — Actuarial loss/(gain)	26,546	(3,435)	343,605	14,352	(64,662)	(5,883)
Other adjustments	(29)	1,529	56	—	2,443	—
Accumulated other comprehensive loss/(income) at December 31	319,507	11,977	292,951	13,883	(62,049)	(5,871)
Tax	—	717	—	—	23,813	2,309
Accumulated other comprehensive loss/(income) at December 31, net of tax	$319,507	$12,694	$292,951	$13,883	$(38,236)	$(3,562)

The estimated prior service cost and net actuarial loss for the pension plans that will be amortized from accumulated other comprehensive loss into pension cost for the year ending December 31, 2010 are $42 thousand

and $2.4 million, respectively. For the post-retirement benefit plans, the Company does not expect to recognize amortization of net actuarial loss.

Plan Assets:

Defined Benefit Pension Plans:

The Company's investment strategy for the U.S. defined benefit pension plans is to allocate assets in a manner that seeks both to maximize the safety of promised benefits and to minimize the cost of funding those benefits. The Company directs the overall portfolio allocation, and uses an investment consultant that has discretion to structure portfolios and select the investment managers within those allocation parameters. Multiple investment managers are utilized, including both active and passive management approaches. The plan assets are diversified across different asset classes and investment styles, and those assets are periodically rebalanced toward asset allocation targets.

The target asset allocation for plan assets reflects a risk/return profile that the Company believes is appropriate relative to the liability structure and return goals for the plans. The Company periodically reviews the allocation of plan assets relative to alternative allocation models to evaluate the need for adjustments based on forecasted liabilities and plan liquidity needs. The current target allocations for the U.S. management and represented pension plan assets are 55% in public equity securities, 40% in fixed-income securities, and 5% in real estate securities. During 2009, the Company included real estate securities as part of the target allocation due to its attractive risk and return profile at that time. The equity investment target allocation is equally divided between U.S. and international equity securities. The fixed-income allocation is primarily directed toward long-term core bond investments, with smaller allocations to Treasury Inflation-Protected Securities and high-yield bonds.

The fair values of the assets for the defined benefit pension plans by asset category were as follows:

	Fair Value Measurements as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Cash & cash equivalents(a)	$ 5,487	$ 20,461	$—	$ 25,948
Equity securities:				
U.S. companies	168,137(b)	2,861(c)	—	170,998
International companies	138,529(b)	—	—	138,529
Fixed-income securities:				
U.S. treasuries(d)	—	44,695	—	44,695
Corporate bonds(e)	—	156,239	—	156,239
Asset-backed and mortgage-backed securities	—	19,445	—	19,445
Agency-backed securities	—	12,062	—	12,062
Municipal bonds	—	5,407	—	5,407
Government bonds	—	3,440	—	3,440
Other types of investments:				
Commingled funds — equities(f)	—	178,122	—	178,122
Commingled funds — bonds(g)	—	64,525	—	64,525
Total	$312,153	$507,257	$—	$819,410

(a) Cash equivalents were primarily in short-term investment funds, which consisted of short-term money market instruments that were valued using quoted prices for similar assets and liabilities in active markets.

(b) Includes funds that invest primarily in equity securities of companies for which quoted prices are available in active markets.

(c) Includes funds that invest primarily in equity securities that are traded less frequently than exchange-traded securities and are valued using inputs that include quoted prices for similar assets in active markets.

(d) Fair value was determined based on compilation of primary observable market information and inputs that include quoted prices for similar assets in active markets, and inputs other than quoted prices that are observable for the asset, such as broker/dealer quotes, yield curves, and indices that are observable at commonly quoted intervals.

(e) Includes funds that invest primarily in investment-grade debt securities.

(f) Investments in funds not registered with U.S. Securities and Exchange Commission, with underlying investments primarily in publicly traded U.S. and non-U.S. equity securities, including securities with small and large market capitalization. Fair value was determined based on the net asset value per share of each investment at December 31, 2009. These funds are classified as level 2 in the fair value hierarchy as the Company could redeem these investments with the sponsoring investment management organizations at December 31, 2009 and with at least monthly frequency on an ongoing basis.

(g) Investments in funds not registered with U.S. Securities and Exchange Commission, with underlying investments primarily in Treasury Inflation-Protected Securities and high-yield bonds. Fair value was determined based on the net asset value per share of each investment at December 31, 2009. These funds are classified as level 2 in the fair value hierarchy as the Company could redeem these investments with the sponsoring investment management organizations at December 31, 2009 and with at least monthly frequency on an ongoing basis.

Post-retirement Benefit Plan:

The Company's overall investment strategy for the group life insurance plan is to allocate assets in a manner that seeks to both maximize the safety of promised benefits and minimize the cost of funding those benefits. The target asset allocation for plan assets reflects a risk/return profile that the Company believes is appropriate relative to the liability structure and return goals for the plans. The Company periodically reviews the allocation of plan assets relative to alternative allocation models to evaluate the need for adjustments based on forecasted liabilities and plan liquidity needs. The Company sets the overall portfolio allocation and uses an investment manager that directs the investment of funds consistent with that allocation. The investment manager invests the plan assets in index funds that it manages. The target allocations for post-retirement benefit plan assets are 40% in equity securities and 60% in fixed-income securities. The equity investment target allocation is equally divided between U.S. and international equity securities.

The fair values of the assets for the post-retirement benefit plans by asset category were as follows:

	Fair Value Measurements as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Commingled funds — U.S. equities(a)	$—	$12,355	$—	$12,355
Commingled funds — International equities(a)	—	12,546	—	12,546
Commingled funds — bonds(a)	—	37,399	—	37,399
Total	$—	$62,300	$—	$62,300

(a) Investments in funds not registered with U.S. Securities and Exchange Commission, with underlying investments primarily in the equity securities included in the S&P 500 Index, non-U.S. equity securities and investment grade fixed-income securities. Fair value was determined based on the net asset value per share of each investment at December 31, 2009. These funds are classified as level 2 in the fair value hierarchy as the Company could redeem these investments with the sponsoring investment management organizations at December 31, 2009 and with at least monthly frequency on an ongoing basis.

Non-qualified Supplemental Pension Plan:

The Company does not set the target asset allocation or investment strategy for assets set aside for the non-qualified supplemental pension plan. The Company monitors the investment strategy established by the trustee, who has discretion over the trust assets, trust asset allocation and trust investment decisions. The trust agreement requires that at least $1 million be held in cash to meet near-term expenses. The trustee typically directs that an incremental amount of trust assets above that minimum requirement be held in cash or cash equivalents to reduce the need to liquidate investments in volatile market environments. The current target allocation established by the trustee for the non-qualified supplemental pension plan assets is 70% in fixed-income securities and 30% in equity securities.

The fair values of the assets for the non-qualified supplemental pension plan by asset category were as follows:

	Fair Value Measurements as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Money market funds	$2,060	$—	$—	$2,060
Mutual funds(a)	7,907	—	—	7,907
Total	$9,967	$—	$—	$9,967

(a) Registered investment company funds with quoted prices in active markets.

The following table sets forth the plan asset allocations as of December 31, 2008:

	Pension Benefits	Post-retirement Benefits
Equity Securities	48%	40%
Debt Securities	52%	60%

The weighted-average investment portfolio allocation for the U.S. management and represented pension plans as of December 31, 2009 was consistent with the Company's target investment portfolio allocation. The weighted-average investment portfolio allocation for the U.S. management and represented pension plans as of December 31, 2008 was 48% in equity and 52% in debt investments as compared to the target investment portfolio allocation of 53% equity and 47% debt.

Actuarial Assumptions:

The Company reassesses its benefit plan assumptions on a regular basis. The actuarial assumptions for the principal pension and post-retirement plans are as follows:

	Year Ended December 31,								
	2009			2008			2007		
	Pension Benefits	Post-retirement Health Benefits	Post-retirement Life Benefits	Pension Benefits	Post-retirement Health Benefits	Post-retirement Life Benefits	Pension Benefits	Post-retirement Health Benefits	Post-retirement Life Benefits
Discount rate to determine net periodic cost (before/after curtailment cost(d))	6.50%	N/A	6.50%	6.50%	6.50%	6.50%	6.00/6.25%(a)	6.00/6.25%(b)	6.00/6.25%
Discount rate to determine the benefit obligation as of December 31	5.75%	N/A	6.00%	6.50%	6.50%	6.50%	6.50%	6.50%	6.50%
Rate of compensation increase	4.00%	N/A	4.00%	4.00%	N/A	4.00%	4.00%	N/A	4.00%
Expected average rate of return on plan assets	8.25/8.00%(c)	N/A	7.50%	8.25/8.00%(c)	N/A	7.75%	8.25/8.00%(c)	N/A	7.75%

(a) Management plans only; The rate for the represented and non-qualified supplemental plans was 6.00%.

(b) Management plans only; The rate for the represented plan was 6.00%.

(c) Management/Represented plan; Rates vary by plan.

(d) The sale of the Mobility Products Group in October 2007 triggered curtailment and settlement accounting. This transaction resulted in a mid-year re-measurement of the pension and post-retirement benefit obligations, which used the prevailing interest rate at that time.

The Company bases the salary increase assumptions on historical experience and future expectations. The expected rate of return for the Company's retirement benefit plans represents the average rate of return expected to be earned on plan assets over the period that the benefit obligations are expected to be paid. In developing the expected rate of return, the Company considers long-term compound annualized returns based on historical market data, historical and expected returns on the various categories of plan assets, and the target investment portfolio allocations. The rates used are adjusted for any current or anticipated shifts in the investment mix of the plans. The rates also factor in the historic performance of the plans' assets. The unprecedented losses during 2008 are viewed as an exception to the expected long-term rates. The gain on the pension assets during 2009 was $168.6 million, with the gains smoothed over the next five years through the return on assets assumption using the market related value of assets ("MRVA") with those not yet recognized through MRVA amortized under current accounting rules for recognizing asset and liability gains and losses.

For the years ended December 31, 2009, 2008 and 2007, the Company used an expected rate of return on plan assets of 8.25% and 8.00% for the management and represented pension plans, respectively. For the Company's U.S. post-retirement benefit plans, it used a weighted-average long-term rate of return on assets of 7.50% for 2009 and 7.75% for 2008 and 2007.

Benefit Payments:

The following table reflects the benefit payments, which include expected future service, that the Company expects the plans to pay in the periods presented:

	Pension Benefits	Post-retirement Benefits
	(In thousands)	
Year ending December 31, 2010	$ 92,423	$ 1,200
Year ending December 31, 2011	$ 88,432	$ 1,300
Year ending December 31, 2012	$ 88,497	$ 1,400
Year ending December 31, 2013	$ 88,343	$ 1,510
Year ending December 31, 2014	$ 88,217	$ 1,630
Year ending December 31, 2015 through December 31, 2019	$442,826	$10,090

The Company expects to contribute approximately $31.0 million to $37.0 million to its pension plans during the year ending December 31, 2010. The Company does not expect to contribute to its post-retirement benefit plan during the year ending December 31, 2010.

LSI 401(k) Defined Contribution Plan

Eligible employees in the U.S. may participate in the LSI Corporation 401(k) Plan ("LSI 401(k) Plan"). In 2007, separate plans applied to continuing and newly hired LSI employees and to former Agere employees. Effective January 1, 2008, all employees participated in the LSI 401(k) Plan. The Company provides a matching contribution of a fixed percentage of eligible compensation contributed by employees and may make an additional variable matching contribution based on the Company's performance. Company contributions to the 401(k) plans were $3.8 million, $20.0 million and $14.3 million during the years ended December 31, 2009, 2008 and 2007, respectively. The Company temporarily suspended its matching contributions between April 6, 2009 and December 27, 2009.

Note 6 — Balance Sheet Detail

The following tables show the details of selected balance sheet items:

	December 31, 2009	December 31, 2008
	(In thousands)	
Inventories:		
Raw materials	$ 24,038	$ 44,208
Work-in-process	19,090	52,242
Finished goods	126,207	124,085
Total inventories	$ 169,335	$ 220,535
Property and equipment:		
Land	$ 38,021	$ 38,101
Buildings and improvements	94,139	107,309
Equipment	339,685	381,826
Furniture and fixtures	33,071	24,857
Leasehold improvements	46,724	38,055
Construction in progress	12,155	12,329
Property and equipment, gross	563,795	602,477
Accumulated depreciation	(344,823)	(366,514)
Property and equipment, net	$ 218,972	$ 235,963
Other accrued liabilities:		
Restructuring reserves	$ 26,775	$ 42,662
Accrued expenses	187,321	193,999
Total other accrued liabilities	$ 214,096	$ 236,661
Accumulated other comprehensive loss:		
Net unrealized gain on available-for-sale securities, net of tax	$ 5,928	$ 2,680
Net unrealized loss on cash-flow hedges, net of tax	(130)	(905)
Actuarial loss on pension and post-retirement plans, net of tax	(332,201)	(306,834)
Foreign currency translation adjustments	46,762	41,489
Total accumulated other comprehensive loss	$(279,641)	$(263,570)

Depreciation for property and equipment totaling $58.6 million, $61.9 million and $60.2 million was included in the Company's results of operations for the years ended December 31, 2009, 2008 and 2007, respectively.

Note 7 — Identified Intangible Assets and Goodwill

Intangible Assets

Identified intangible assets by reportable segment were comprised of the following:

	December 31,			
	2009		2008	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(In thousands)			
Semiconductor:				
Current technology	$ 894,808	$ (613,886)	$ 894,808	$(524,120)
Trademarks	26,657	(26,657)	26,657	(26,657)
Customer base	399,508	(198,616)	399,508	(160,925)
Non-compete agreements	1,949	(1,949)	1,949	(1,888)
Existing purchase orders	200	(200)	200	(200)
Supply agreement	100	(100)	100	(100)
Patent licensing	312,800	(99,383)	312,800	(63,243)
Order backlog	41,300	(41,300)	41,300	(41,300)
Workforce	3,567	(1,854)	3,567	(1,258)
Trade names	2,248	(2,248)	2,248	(2,248)
Subtotal	1,683,137	(986,193)	1,683,137	(821,939)
Storage Systems:				
Current technology	178,581	(142,399)	164,339	(136,104)
Trademarks	7,150	(7,150)	7,150	(7,150)
Customer base	10,301	(5,797)	5,010	(5,010)
Non-compete agreements	1,600	(1,600)	1,600	(1,600)
Supply agreement	8,147	(8,147)	8,147	(8,147)
Trade names	1,350	(496)	800	(238)
IPR&D	760	—	—	—
Subtotal	207,889	(165,589)	187,046	(158,249)
Total identified intangible assets	$1,891,026	$(1,151,782)	$1,870,183	$(980,188)

The following table summarizes amortization expense and the weighted-average lives of identified intangible assets:

	Weighted-Average Lives	Year Ended December 31,		
		2009	2008	2007
	(In months)		(In thousands)	
Current technology	57	$ 96,061	$135,897	$ 88,579
Trademarks	83	—	50	855
Customer base	45	38,478	60,731	19,253
Non-compete agreements	27	61	1,076	1,662
Supply agreement	32	—	—	775
Patent licensing	36	36,140	37,059	27,510
Order backlog	2	—	—	53,000
Workforce	72	596	596	596
Trade names	68	258	488	208
Total	50	$171,594	$235,897	$192,438

The estimated annual future amortization expenses related to identified intangible assets as of December 31, 2009 are as follows:

	Amount
	(In thousands)
Fiscal Year:	
2010	$160,943
2011	126,769
2012	106,694
2013	98,450
2014 and thereafter	246,388
Total	$739,244

Goodwill

The following table summarizes changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2008:

	Semiconductor Segment	Storage Systems Segment	Total
		(In thousands)	
Balance as of December 31, 2007:			
Goodwill	$ 2,343,827	$175,624	$ 2,519,451
Accumulated impairment losses	(2,019,900)	—	(2,019,900)
	$ 323,927	$175,624	$ 499,551
Additions as a result of the acquisition during the year*	6,624	—	6,624
Adjustment to goodwill acquired in a prior year for a pre-acquisition income tax contingency, net**	33,535	—	33,535
Goodwill impairment	(364,086)	—	(364,086)
Balance as of December 31, 2008:			
Goodwill	$ 2,383,986	$175,624	$ 2,559,610
Accumulated impairment losses	(2,383,986)	—	(2,383,986)
	$ —	$175,624	$ 175,624
Additions as a result of the acquisitions during the year***	—	13,074	13,074
Balance as of December 31, 2009:			
Goodwill	$ —	$188,698	$ 188,698
Accumulated impairment losses	—	—	—
	$ —	$188,698	$ 188,698

* During the year ended December 31, 2008, the Company recorded $6.6 million of goodwill in connection with the acquisition of Infineon's HDD semiconductor business.

** During the year ended December 31, 2008, the Company recorded $39.3 million of goodwill primarily relating to a re-measurement of uncertain tax positions based on new information received during 2008, offset by $5.8 million of income tax refunds.

*** During the year ended December 31, 2009, the Company recorded $4.2 million and $8.9 million of goodwill in connection with the acquisitions of the 3ware RAID storage adapter business and ONStor, respectively.

The Company has historically pursued the acquisition of businesses, which has resulted in significant goodwill and intangible assets. The Company assesses the impairment of identified intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company assesses the impairment of goodwill annually or sooner if events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that could trigger an impairment review include the following: (i) significant negative industry or economic trends; (ii) exiting an activity in conjunction with restructuring of operations; (iii) current, historical or projected losses that demonstrate continuing losses associated with an asset; or (iv) the Company's market capitalization being less than net book value. When the Company determines that there is an indicator that the carrying value of identified intangibles or related goodwill may not be recoverable, the Company measures impairment based on estimates of future cash flows.

The goodwill impairment testing is a two-step process and is performed by reporting unit. The Company's reporting units are Semiconductor and Storage Systems. The first step requires comparing the fair value of each reporting unit to its net book value. If the fair value of the reporting unit is greater than its net book value, there is no impairment. Otherwise, the second step must be completed to measure the amount of impairment. The second step calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step 1. The implied fair value of goodwill determined in step 2 is compared to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss is recognized equal to the difference.

In determining the fair value of each reporting unit, the Company relies solely on a discounted cash-flow analysis. The Company does research and analyzes peer multiples for comparison purposes, but does not rely directly upon such data due to the lack of specific comparability between the peer companies and its reporting units. Instead the Company employs the peer multiple data as a general check on the results of its discounted cash-flow analysis. The material assumptions used in performing the discounted cash-flow analysis include forecasts of expected future cash flows, including elements such as revenues, cost of sales, operating expenses, tax expenses, working capital, investment and capital expenditures. Key assumptions include expected near- and long-term growth rates, as well as expected profitability levels and capital investment. Since the forecasted cash flows of the business, as well as those allocated to individual assets, need to be discounted to present value in order to arrive at estimates of fair value, discount rates must also be estimated and applied in the valuation models. These discount rates are based on estimates of a market weighted-average cost-of-capital for each reporting unit, with adjustments made to account for the relative risk of individual assets valued.

In the fourth quarters of 2008 and 2007, the economic conditions in the semiconductor industry deteriorated and the Company's stock price declined, resulting in the Company's market capitalization falling below its net book value. Additionally, in the fourth quarter of 2008, the Company's revenues were adversely affected by the global economic downturn.

During the fourth quarters of 2008 and 2007, the results of the Company's analysis indicated that the carrying amount of goodwill for its Semiconductor reporting unit was no longer recoverable, and the Company recognized goodwill impairment charges of $364.1 million and $2,019.9 million in the Semiconductor segment during 2008 and 2007, respectively. There was no impairment charge to goodwill in 2009. The Company's next annual test for the impairment of goodwill is expected to be performed in the fourth quarter of 2010 or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company assesses the recoverability of its identified intangible assets based on management's estimates of undiscounted projected future operating cash flows compared to the net book value of the identified intangible assets. In cases where the net book value exceeds undiscounted projected future operating cash flows, an impairment exists. The impairment charge is measured as the difference between the net book value of the identified intangible assets and the fair value of such assets. The fair value is determined using a discounted cash-flow approach for each asset grouping. In 2008, based on the assessment, the Company recorded identified intangible asset impairment charges of $177.5 million in the Semiconductor segment, of which $98.1 million related to existing technology and $79.4 million related to customer relationships. In 2007, the Company recorded an impairment charge of $1.6 million in the Semiconductor segment which related primarily to existing technology. There was no impairment charge of identified intangible assets for the year ended December 31, 2009.

Note 8 — Cash, Cash Equivalents And Investments

The following table shows the breakdown of the Company's cash, cash equivalents and investments:

	December 31, 2009	December 31, 2008
	(In thousands)	
Cash and cash equivalents:		
Cash in financial institutions	$147,218	$ 77,372
Cash equivalents:		
Overnight deposits and money-market funds	631,073	744,430
Commercial paper	—	1,085
U.S. government and agency securities	—	6,414
Total cash equivalents	631,073	751,929
Total cash and cash equivalents	$778,291	$829,301
Available-for-sale debt securities:		
Asset-backed and mortgage-backed securities	$138,282	$184,511
U.S. government and agency securities	40,644	88,504
Corporate and municipal debt securities	4,855	16,826
Total short-term investments	$183,781	$289,841
Long-term investments in equity securities*:		
Marketable available-for-sale equity securities	$ 1,405	$ 566
Non-marketable equity securities	56,579	46,141
Total long-term investments in equity securities	$ 57,984	$ 46,707

* Included in other assets in the consolidated balance sheets.

The following tables summarize cash equivalents and available-for-sale debt and equity securities measured at fair value on a recurring basis as of December 31, 2009 and 2008:

	Fair Value Measurements as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Short-term investments in debt securities and cash equivalents	$631,073	$183,781	$—	$814,854
Long-term investments in marketable equity securities	$ 1,405	$ —	$—	$ 1,405

	Fair Value Measurements as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Short-term investments in debt securities and certain cash equivalents	$664,116	$297,336	$—	$961,452
Long-term investments in marketable equity securities	$ 566	$ —	$—	$ 566

Investments in Available-for-Sale Securities

Contractual maturities of available-for-sale debt securities as of December 31, 2009 were as follows:

	Amount (In thousands)
Due within one year	$ 29,579
Due in 1-5 years	23,093
Due in 5-10 years	10,630
Due after 10 years	120,479
Total	$183,781

The maturities of asset-backed and mortgage-backed securities were allocated based on contractual principal maturities assuming no prepayments.

The following tables show the breakdown of the estimated fair value of the Company's available-for-sale securities as of December 31, 2009 and 2008:

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss (*)	Fair Value
	(In thousands)			
Short-term debt securities:				
Asset-backed and mortgage-backed securities	$132,210	$7,141	$(1,069)	$138,282
U.S. government and agency securities	39,033	1,611	—	40,644
Corporate and municipal debt securities	4,736	175	(56)	4,855
Total short-term debt securities	$175,979	$8,927	$(1,125)	$183,781
Long-term marketable equity securities	$ 111	$1,294	$ —	$ 1,405

* At December 31, 2009, there were 30 investments in an unrealized loss position.

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
	(In thousands)			
Short-term debt securities:				
Asset-backed and mortgage-backed securities	$183,385	$1,830	$ (704)	$184,511
U.S. government and agency securities	85,426	3,078	—	88,504
Corporate and municipal debt securities	17,183	53	(410)	16,826
Total short-term debt securities	$285,994	$4,961	$(1,114)	$289,841
Long-term marketable equity securities	$ 155	$ 413	$ (2)	$ 566

The following tables summarize the gross unrealized losses and fair values of the Company's short-term investments that have been in a continuous unrealized loss position for less than and greater than 12 months, aggregated by investment category as of December 31, 2009 and 2008:

	December 31, 2009			
	Less than 12 Months		Greater than 12 Months	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)			
Asset-backed and mortgage-backed securities	$ 9,126	$(1,037)	$870	$(32)
Corporate and municipal debt securities	1,308	(56)	—	—
Total	$10,434	$(1,093)	$870	$(32)

	December 31, 2008			
	Less than 12 Months		Greater than 12 Months	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)			
Asset-backed and mortgage-backed securities	$51,502	$(544)	$9,334	$(160)
Corporate and municipal debt securities	11,490	(410)	331	—
Total	$62,992	$(954)	$9,665	$(160)

The Company recognized impairment charges of $14.3 million for certain available-for-sale debt securities for the year ended December 31, 2008 after determining that the decline in their fair value was other than temporary. There were no such impairment charges for available-for-sale debt securities for the years ended December 31, 2009 and 2007. There are no other than temporary impairment losses recorded in other comprehensive income for the year ended December 31, 2009.

The Company recognized impairment charges of $1.0 million for certain marketable available-for-sale equity securities for the year ended December 31, 2008. There were no such impairment charges for available-for-sale equity securities for the years ended December 31, 2009 and 2007.

Net realized gain/(loss) on sales of available-for-sale debt securities was $0.2 million, $1.7 million and $(1.6) million for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company realized a net pre-tax gain of $0.1 million related to the sale of certain marketable available-for-sale equity securities for the year ended December 31, 2009. There were no sales of available-for-sale equity securities for the years ended December 31, 2008 and 2007.

During the year ended December 31, 2009, the Company recorded a pre-tax charge of $1.7 million associated with the write-off of certain non-marketable equity securities considered to be other than temporarily impaired. The pre-tax charge was recorded in interest income and other, net in the consolidated statements of operations. The Company did not evaluate the remaining non-marketable equity securities, with a carrying value of $56.6 million, for impairment in 2009 as there were no identified events or changes in circumstances that may have a significantly adverse effect on the investments.

Note 9 — Segment and Geographic Information

The Company operates in two reportable segments — the Semiconductor segment and the Storage Systems segment. The Chief Executive Officer has been identified as the Chief Operating Decision Maker ("CODM"). The

CODM allocates resources to and assesses the performance of each segment using information about its revenue and operating income or loss before interest and taxes.

Summary of Operations by Segment

The following is a summary of operations by segment:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Revenues:			
Semiconductor	$1,421,463	$1,795,054	$ 1,778,959
Storage Systems	797,696	882,023	824,684
Total	$2,219,159	$2,677,077	$ 2,603,643
Loss from operations:			
Semiconductor	$ (158,801)	$ (658,442)	$(2,539,601)
Storage Systems	29,630	62,722	48,370
Total	$ (129,171)	$ (595,720)	$(2,491,231)

For the years ended December 31, 2009, 2008 and 2007, restructuring of operations and other items, net, were primarily included in the Semiconductor segment. Depreciation expense for the Semiconductor and Storage Systems segments was $44.3 million and $14.3 million, respectively, for the year ended December 31, 2009, $47.3 million and $14.6 million, respectively, for the year ended December 31, 2008, and $44.6 million and $15.6 million, respectively, for the year ended December 31, 2007.

Significant Customers

The following table provides information about the Company's significant customers, each of whom accounted for 10% or more of consolidated revenues or 10% or more of either segment's revenues:

	Year Ended December 31,		
	2009	2008	2007
Semiconductor segment:			
Number of significant customers	1	1	2
Percentage of segment revenues	24%	26%	28%, 12%
Storage Systems segment:			
Number of significant customers	2	3	3
Percentage of segment revenues	48%, 13%	46%, 14%, 11%	47%, 16%, 11%
Consolidated:			
Number of significant customers	2	2	2
Percentage of consolidated revenues	19%, 16%	17%, 16%	19%, 15%

Information about Geographic Areas

The Company's significant operations outside the United States include sales offices in Europe, the Middle East and Asia, including Japan. The following is a summary of revenues and long-lived assets by entities located within the indicated geographic areas:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Revenues:			
North America*	$ 519,186	$ 737,163	$ 858,694
Asia**	1,126,021	1,359,783	1,401,322
Europe and the Middle East	573,952	580,131	343,627
Total	$2,219,159	$2,677,077	$2,603,643

	December 31,	
	2009	2008
	(In thousands)	
Long-lived assets:		
North America*	$203,711	$216,646
Asia**	13,062	16,591
Europe and the Middle East	2,199	2,726
Total	$218,972	$235,963

* Primarily the United States.

** Including Japan.

Note 10 — Derivative Instruments

The Company has foreign subsidiaries that operate and sell the Company's products in various global markets. As a result, the Company is exposed to changes in foreign currency exchange rates. The Company utilizes forward contracts to manage its exposure associated with net asset and liability positions denominated in non-functional currencies and to reduce the volatility of earnings and cash flows related to forecasted foreign currency transactions. The Company does not hold derivative financial instruments for speculative or trading purposes.

Cash-Flow Hedges

The Company enters into forward contracts that are designated as foreign currency cash-flow hedges of selected forecasted payments denominated in currencies other than U.S. dollars. These forward contracts generally mature within 12 months. The Company evaluates and calculates the effectiveness of each hedge at least quarterly. Changes in fair value attributable to changes in time value are excluded from the assessment of effectiveness and are recognized in interest income and other, net. The effective portion of the forward contracts' gain or loss is recorded in other comprehensive income and is subsequently reclassified into earnings when the hedged expense is recognized within the same line item on the statements of operations as the impact of the hedged transaction. The ineffective portion of the gain or loss is reported in earnings immediately. As of December 31, 2009, the total notional value of the Company's outstanding forward contracts, designated as foreign currency cash-flow hedges for forecasted Euro, Pounds Sterling and Indian Rupees payment transactions, was $28.0 million.

Other Foreign-Currency Hedges

The Company enters into foreign exchange forward contracts that are used to hedge certain foreign-currency-denominated assets or liabilities that do not qualify for hedge accounting. These forward contracts generally mature within three months. Changes in fair value of these hedges are recorded immediately in earnings to offset the changes in fair value of the assets or liabilities being hedged. As of December 31, 2009, the total notional value of the Company's outstanding forward contracts, not designated as hedges under hedge accounting, to buy Japanese Yen, Euro, Pounds Sterling, Canadian Dollars, Singapore Dollars, Korean Won and Indian Rupees was $136.2 million.

Fair Values of Derivative Instruments

The following table summarizes the fair value and balance sheet classification of foreign exchange forward contract derivatives:

	Fair Value Measurements as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Prepaid expenses and other current assets:				
Derivative assets designated as hedging instruments:				
Foreign exchange forward contracts	$—	$929	$—	$929
Derivative assets not designated as hedging instruments:				
Foreign exchange forward contracts	$—	$ 4	$—	$ 4
Other accrued liabilities:				
Derivative liabilities designated as hedging instruments:				
Foreign exchange forward contracts	$—	$299	$—	$299
Derivative liabilities not designated as hedging instruments:				
Foreign exchange forward contracts	$—	$ 11	$—	$ 11

Effect of Derivative Instruments on Other Comprehensive Income and Statements of Operations

The following tables summarize the after-tax effect of foreign exchange forward contract derivatives on other comprehensive income and the statements of operations, by (a) cash-flow hedges and (b) other foreign-currency hedges:

(a) Cash-Flow Hedges:

	Year Ended December 31, 2009
	(In thousands)
Accumulated loss in other comprehensive income at January 1	$(905)
Net unrealized gain recorded in other comprehensive income (effective portion)	679
Loss reclassified from accumulated other comprehensive income to research and development expenses (effective portion)	95
Loss reclassified from accumulated other comprehensive income to selling, general and administrative expenses (effective portion)	1
Accumulated loss in other comprehensive income at December 31	$(130)

As of December 31, 2009, the unrealized loss, net of income taxes, included in accumulated other comprehensive loss, which will be reclassified into earnings within the next 12 months, was not significant.

(b) Other Foreign-Currency Hedges:

	Year Ended December 31, 2009
	(In thousands)
Gain recognized in interest income and other, net	$7,911

The gain and loss related to other foreign-currency hedges included in interest income and other, net, were not significant for the years ended December 31, 2008 and 2007.

Note 11 — Debt

The following table sets forth information about the Company's convertible subordinated notes:

	Maturity	Interest Rate	Conversion Price	December 31, 2009	December 31, 2008
				(In thousands)	
4% Convertible Subordinated Notes	2010	4.00%	$13.4200	$ 350,000	$ 350,000
6.5% Convertible Subordinated Notes	2009	6.50%	$15.3125	—	243,002
Accrued debt premium				—	7,405
Amortization of accrued debt premium				—	(5,300)
Total debt				350,000	595,107
Current portion of long-term debt				(350,000)	(245,107)
Long-term debt, net of current portion				$ —	$ 350,000

As of December 31, 2009, the Company had outstanding $350.0 million of 4% Convertible Subordinated Notes due on May 15, 2010 ("4% Convertible Notes"). Interest on these notes is payable semiannually on May 15 and November 15 of each year. These notes are subordinated to all existing and future senior debt and are convertible at the holder's option into shares of the Company's common stock at a conversion price of approximately $13.42 per share at any time prior to maturity. The Company cannot elect to redeem these notes prior to maturity. Each holder of these notes has the right to cause the Company to repurchase all of such holder's notes at a price equal to 100% of their principal amount plus accrued interest upon the occurrence of any fundamental change to the Company, which includes a transaction or an event such as an exchange offer, liquidation, a tender offer, consolidation, certain mergers or combinations.

During the year ended December 31, 2009, the 4% Convertible Notes became due within 12 months. As such, the balance was reclassified to the current portion of long-term debt. As of December 31, 2009, the estimated fair value of the 4% Convertible Notes was $351.9 million, based on market data.

As part of the merger with Agere, the Company guaranteed Agere's 6.5% Convertible Subordinated Notes due December 15, 2009 ("6.5% Convertible Notes"). During 2008, the Company repurchased $118.6 million in principal amount of these notes for $116.6 million in cash. A pre-tax gain of $3.2 million was recognized and included in interest income and other, net, for the repurchase. The pre-tax gain included the write-off of accrued debt premium proportional to the repurchases. During the year ended December 31, 2009, the Company redeemed the remaining $243.0 million principal amount of 6.5% Convertible Notes at a price of 100.43% of the principal amount of each note plus accrued interest to the date of redemption. A net pre-tax gain of $0.1 million was recognized and included in interest income and other, net. The pre-tax gain was net of the write-off of the unamortized accrued debt premium as of the redemption date.

The aggregate principal payment required on outstanding debt obligations is $350.0 million in 2010.

The Company paid $21.9 million, $36.7 million and $37.5 million in interest during the years ended December 31, 2009, 2008 and 2007, respectively.

Approximately $28.0 million of the proceeds from issuance of the 4% Convertible Notes were used to purchase call spread options ("Call Spread Options") on the Company's common stock. The Call Spread Options, including fees and costs, were accounted for as capital transactions. The Call Spread Options cover approximately 26.1 million shares of the Company's common stock, which is the number of shares initially issuable upon conversion in full of the 4% Convertible Notes. The Call Spread Options are designed to mitigate dilution from conversion of the 4% Convertible Notes in the event that the market price per share of the Company's common stock upon exercise of the Call Spread Options is greater than $13.42 and is less than or equal to $23.875. The Call Spread Options may be settled at the Company's option in either net shares or in cash and expire in 2010. Settlement of the Call Spread Options in net shares on the expiration date would result in the Company receiving a number of shares, not to exceed 26.1 million shares, of the Company's common stock with a value equal to the amount otherwise receivable on cash settlement. Should there be an early unwinding of the Call Spread Options, the amount of cash or net shares potentially receivable by the Company will depend on then existing market conditions, the Company's stock price, the volatility of the Company's stock and the amount of time remaining on the Call Spread Options.

Note 12 — Income Taxes

The provision for income taxes consisted of the following:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Current:			
Federal	$ (6,237)	$ (4,740)	$(25,887)
State	2,098	935	5,500
Foreign	(82,201)	19,074	31,430
Total current taxes	(86,340)	15,269	11,043
Deferred:			
Federal	4,211	2,365	595
State	313	132	74
Foreign	(1,295)	9,934	(386)
Total deferred taxes	3,229	12,431	283
Total	$(83,111)	$27,700	$ 11,326

The following table summarizes the domestic and foreign components of loss before income taxes:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Domestic	$(100,826)	$(660,554)	$(2,450,380)
Foreign	(30,004)	66,001	(25,113)
Loss before income taxes	$(130,830)	$(594,553)	$(2,475,493)

The following table summarizes significant components of the Company's deferred tax assets and liabilities:

	December 31,	
	2009	2008
	(In thousands)	
Deferred tax assets:		
Tax credit carryovers	$ 412,685	$ 364,637
Net operating loss carryforwards	1,382,990	1,310,204
Capital loss carryover	142,630	137,247
Future deductions for purchased intangible assets	194,298	288,334
Depreciation and amortization	101,121	127,550
Pension and post-retirement benefits	159,139	161,250
Future deductions for reserves and other	136,808	10,792
Future deductions for inventory reserves	4,359	13,930
Total deferred tax assets	2,534,030	2,413,944
Valuation allowance	(2,304,316)	(2,062,718)
Net deferred tax assets	229,714	351,226
Deferred tax liabilities:		
Unrealized gain on investments	—	(1,476)
Tax deductible goodwill	(31,490)	(26,966)
Purchased intangible assets	(224,455)	(345,954)
Total deferred tax liabilities	(255,945)	(374,396)
Total net deferred tax liabilities	$ (26,231)	$ (23,170)

Valuation allowances reduce the deferred tax assets to the amount that, based upon all available evidence, is more likely than not to be realized. The deferred tax assets' valuation allowance is attributed to U.S. federal, state and certain foreign deferred tax assets primarily consisting of reserves, other one-time charges, purchased intangible assets, tax credit carryovers and net operating loss carryovers that could not be benefited under existing carry-back rules. Approximately $102.0 million of the valuation allowance at December 31, 2009 relates to tax benefits of stock option deductions, which will be credited to equity if and when realized.

As of December 31, 2009, the Company had federal, state and foreign net operating loss carryovers of approximately $3,535.5 million, $1,679.4 million and $206.1 million, respectively. The federal net operating losses will expire beginning in 2021 through 2029. The state net operating losses will expire beginning in 2010 through 2029. The foreign net operating losses will expire beginning in 2014. Approximately $3,379.4 million of the federal net operating loss carryover and $1,390.3 million of the state net operating loss carryover relate to recent acquisitions and are subject to certain limitations under Section 382 of the Internal Revenue Code of 1986. As of December 31, 2009, the Company had tax credits of approximately $450.0 million, which will expire beginning in 2010.

The following table summarizes differences between the Company's effective tax rate and the federal statutory rate:

	Year Ended December 31,		
	2009	2008	2007
Pre-tax income/loss federal statutory rate	35%	35%	35%
State taxes, net of federal benefit	0%	0%	0%
Foreign rate differential	(26)%	(4)%	(2)%
Settlements of foreign tax audits	62%	—	—
Change in valuation allowance	(9)%	(17)%	(3)%
Nondeductible expenses	(3)%	(1)%	(3)%
Goodwill impairment	—	(20)%	(28)%
Domestic unrecognized tax benefits	(2)%	1%	0%
Tax refunds	2%	0%	0%
Tax benefit related to refundable R&D credit	3%	1%	0%
Tax adjustments on unrealized other comprehensive income gain	2%	0%	1%
Others	0%	0%	0%
Effective tax rate	64%	(5)%	0%

The Company paid income taxes, net of refunds received, of $24.6 million, $28.9 million and $17.0 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company has a tax holiday in effect for its business operations in Singapore effective January 1, 2009. The tax holiday allows for a reduced tax rate of 10% for 10 years on the qualifying profits generated through December 31, 2018. For 2009, the tax savings of this holiday was approximately $2.0 million with no material per-share impact.

In 2009 and 2008, the Company recorded an income tax benefit of $3.6 million and $3.1 million, respectively, related to refundable research and development tax credits due to the enactment of the Housing and Economic Recovery Act of 2008. The American Recovery and Reinvestment Act of 2009 extended this temporary benefit through 2009.

In 2009, with settlements of tax audits in foreign jurisdictions, the Company recognized a tax benefit of $81.0 million, which included unrecognized tax benefits of $71.9 million and interest and penalties of $9.1 million.

The Company has not provided for U.S. federal income and foreign withholding taxes on $77.8 million of cumulative undistributed earnings of various non-U.S. subsidiaries. Such earnings are intended to be reinvested in the non-U.S. subsidiaries for an indefinite period of time. It is not practicable to compute the amount of incremental taxes that would result from the repatriation of those earnings.

Uncertain Income Tax Positions

As of January 1, 2007, the Company changed the manner in which it accounts for uncertain tax positions and recognized the cumulative effect of a $27.2 million increase to the opening balance of accumulated deficit as of January 1, 2007, with the offset to deferred tax liability. As of December 31, 2009 and 2008, the amount of unrecognized tax benefits was $163.9 million and $232.0 million, respectively. The $163.9 million as of December 31, 2009 is related to unrecognized tax benefits that, if realized, would affect the annual effective tax rate of the Company.

Of the $163.9 million of unrecognized tax benefits as of December 31, 2009, the Company expects to pay $11.2 million, which includes interest of $1.4 million, within one year. Accordingly, this amount has been recorded in other current liabilities. For the remaining balance, the Company is unable to make a reasonably reliable estimate as to when cash settlement with a taxing authority may occur. It is reasonably possible that the total amount of unrecognized tax benefits will increase or decrease in the next 12 months. Such changes could occur based on the normal expiration of various statutes of limitations or the possible conclusion of ongoing tax audits in various jurisdictions around the world. If those events occur within the next 12 months, the Company estimates that, in addition to the $11.2 million discussed above, unrecognized tax benefits, plus accrued interest and penalties, could decrease by up to $29.8 million.

The Company files income tax returns at the U.S. federal level and in various state and foreign jurisdictions. With some exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2005. In 2009, the Company's subsidiary in Singapore settled its 1999 to 2007 income tax audit and the subsidiary in Hong Kong settled its 1997 to 2008 income tax audit.

The Company recognizes interest and penalties accrued in relation to unrecognized tax benefits in tax expense. For the years ended December 31, 2009, 2008 and 2007, the Company recorded charges to tax expense of approximately $18.6 million, $12.4 million and $9.9 million for interest and penalties, respectively. Also, the Company recorded benefits to tax expense of approximately $32.0 million, $5.5 million and $1.1 million for interest and penalties, respectively, as a result of reductions to tax positions taken in a prior year, lapses in statutes of limitations and audit settlements. As of December 31, 2009 and 2008, the Company had $42.4 million and $55.9 million, respectively, of accrued interest and penalties which are included in current and non-current income tax liabilities on the consolidated balance sheets.

The following table sets forth a reconciliation of the beginning and ending amount of the liability for unrecognized tax benefits for the years ended December 31, 2009, 2008 and 2007:

	Year Ended December 31,		
	2009	2008	2007
Balance at January 1	$232,050	$206,649	$132,947
Addition for Agere merger at April 2, 2007	—	—	65,241
Tax positions related to current year:			
Additions	10,738	15,081	12,741
Tax positions related to prior years:			
Additions	54,058	43,473*	—
Reductions	—	(7,903)	(1,551)
Lapses in statute of limitations	(16,374)	(23,055)	(3,615)
Settlements	(96,926)	(3,042)	—
Payments	(22,151)	—	—
Foreign exchange loss	2,464	847	886
Balance at December 31	$163,859	$232,050	$206,649

* Of this amount, $39.1 million relates to pre-acquisition unrecognized tax benefits that were booked to goodwill.

Note 13 — Related Party Transactions

A member of the Company's board of directors is also a member of the board of directors of Seagate Technology. The Company sells semiconductors used in storage product applications to Seagate Technology for prices comparable to those charged to an unrelated third-party. The Company also purchases drives used in its storage systems from Seagate Technology for prices comparable to those paid to other vendors for similar products. Revenues from sales to Seagate Technology were $344.2 million, $466.9 million and $494.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. Purchases from Seagate Technology were $48.0 million, $61.4 million and $41.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. The Company had accounts receivable from Seagate Technology of $53.6 million and $43.5 million as of December 31, 2009 and 2008, respectively.

The Company has an equity interest in a joint venture, Silicon Manufacturing Partners Pte Ltd. ("SMP"), with GLOBALFOUNDRIES, a manufacturing foundry for integrated circuits. SMP operates an integrated circuit manufacturing facility in Singapore. The Company owns a 51% equity interest in this joint venture, and GLOBALFOUNDRIES owns the remaining 49% equity interest. The Company's 51% interest in SMP is accounted for under the equity method because the Company is effectively precluded from unilaterally taking any significant action in the management of SMP due to GLOBALFOUNDRIES' significant participatory rights under the joint venture agreement. Because of GLOBALFOUNDRIES' approval rights, the Company cannot make any significant decisions regarding SMP without GLOBALFOUNDRIES' approval, despite the 51% equity interest. In addition, the General Manager, who is responsible for the day-to-day management of SMP, is appointed by GLOBALFOUNDRIES, and GLOBALFOUNDRIES provides the day-to-day operational support to SMP.

The Company purchased $46.1 million, $68.5 million and $57.3 million of inventory from SMP during the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009 and 2008, the amounts of inventory on hand that were purchased from SMP were $4.1 million and $14.1 million, respectively, and amounts payable to SMP were $3.8 million and $2.7 million, respectively.

Note 14 — Commitments, Contingencies and Legal Matters

Operating Leases

The Company leases real estate, certain non-manufacturing equipment and software under non-cancelable operating leases, which expire through 2026. The facilities lease agreements typically provide for base rental rates that are increased at various times during the terms of the lease and for renewal options at the fair market rental value. Future minimum payments under the operating lease agreements for the above-mentioned facilities, equipment and software are $71.9 million, $33.5 million, $16.4 million, $9.5 million, $4.1 million and $1.3 million for the years ending December 31, 2010, 2011, 2012, 2013, 2014 and thereafter, respectively.

Rental expense under all operating leases was $39.1 million, $36.1 million and $35.7 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Purchase Commitments

The Company maintains purchase commitments with certain suppliers, primarily for raw materials and manufacturing services and for some non-production items. Purchase commitments for inventory materials are generally restricted to a forecasted time-horizon as mutually agreed upon between the parties. This forecasted time-horizon can vary for different suppliers. As of December 31, 2009, the total purchase commitments were $559.6 million, which are due through 2012.

The Company has a take-or-pay agreement with SMP under which it has agreed to purchase 51% of the managed wafer capacity from SMP's integrated circuit manufacturing facility and GLOBALFOUNDRIES agreed to purchase the remaining 49% of the managed wafer capacity. SMP determines its managed wafer capacity each year based on forecasts provided by the Company and GLOBALFOUNDRIES. If the Company fails to purchase its required commitments, it will be required to pay SMP for the fixed costs associated with the unpurchased wafers. GLOBALFOUNDRIES is similarly obligated with respect to the wafers allotted to it. The agreement may be terminated by either party upon two years written notice. The agreement may also be terminated for material breach, bankruptcy or insolvency.

Guarantees

Product Warranties:

The Company warrants finished goods against defects in material and workmanship under normal use and service for periods of one to five years. A liability for estimated future costs under product warranties is recorded when products are shipped.

The following table sets forth a summary of the changes in product warranties during the years ended December 31, 2009 and 2008:

	Year Ended December 31	
	2009	2008
	(In thousands)	
Balance at the beginning of the period	$ 12,238	$ 14,734
Accruals for warranties issued during the period	16,245	14,563
Accruals related to pre-existing warranties (including changes in estimates)	639	(1,961)
Settlements made during the period (in cash or in kind)	(15,291)	(15,098)
Balance at the end of the period	$ 13,831	$ 12,238

Standby Letters of Credit:

As of December 31, 2009 and 2008, the Company had outstanding obligations relating to standby letters of credit of $4.3 million and $19.2 million, respectively. Standby letters of credit are financial guarantees provided by third parties for leases, claims from litigations and certain self-insured risks. If the guarantees are called, the Company must reimburse the provider of the guarantee. The fair value of the letters of credit approximates the contract amount and they generally have one-year terms.

Uncertain Tax Positions

As of December 31, 2009, the amount of the unrecognized tax benefits was $163.9 million, of which the Company expects to pay $11.2 million within one year. Accordingly, this amount has been recorded in other current liabilities. For the remaining balance, the Company is unable to make a reasonably reliable estimate as to when cash settlement with a taxing authority may occur. For the year ended December 31, 2009, the Company recorded a reversal of $144.6 million in liabilities, which includes previously unrecognized tax benefits of $113.3 million and interest and penalties of $31.3 million, because of settlements of multi-year tax audits in foreign jurisdictions and the expiration of various statutes of limitations. It is reasonably possible that the total amount of unrecognized tax benefits will increase or decrease in the next 12 months. Such changes could occur based on the normal expiration of various statutes of limitations or the possible conclusion of ongoing tax audits in various jurisdictions around the world. If those events occur within the next 12 months, the Company estimates that, in addition to the $11.2 million discussed above, unrecognized tax benefits, plus accrued interest and penalties, could decrease by up to $29.8 million.

Indemnifications

The Company is a party to a variety of agreements pursuant to which it may be obligated to indemnify the other party. Typically, these obligations arise in connection with contracts and license agreements or the sale of assets, under which the Company customarily agrees to hold the other party harmless against losses arising from a breach of warranties, representations and covenants related to such matters as title to assets sold, validity of certain intellectual property rights, non-infringement of third-party rights, and certain income tax-related matters. In each of these circumstances, payment by the Company is typically subject to the other party making a claim to and cooperating with the Company pursuant to the procedures specified in the particular contract. This usually allows the Company to challenge the other party's claims or, in case of breach of intellectual property representations or covenants, to control the defense or settlement of any third-party claims brought against the other party. Further, the Company's obligations under these agreements may be limited in terms of activity (typically to replace or correct the products or terminate the agreement with a refund to the other party), duration and/or amounts. In some instances, the Company may have recourse against third parties covering certain payments made by the Company.

Legal Matters

On December 6, 2006, Sony Ericsson Mobile Communications USA Inc. ("Sony Ericsson") filed a lawsuit against Agere in Wake County Superior Court in North Carolina, alleging unfair and deceptive trade practices, fraud and negligent misrepresentation in connection with Agere's engagement with Sony Ericsson to develop a wireless data card for personal computers. The complaint claims an unspecified amount of damages and seeks compensatory damages, treble damages and attorneys' fees. On February 13, 2007, Agere filed a motion to dismiss for improper venue. On August 27, 2007, the court granted Agere's motion to dismiss for improper venue. Sony Ericsson appealed that ruling. On March 3, 2009, the North Carolina Court of Appeals affirmed the lower court's ruling. On October 22, 2007, Sony Ericsson filed a lawsuit in the Supreme Court of the State of New York, New York County against LSI, raising substantially the same allegations and seeking substantially the same relief as the North Carolina proceeding. In January 2010, Sony Ericsson amended its complaint by adding claims for fraudulent concealment and gross negligence.

On March 23, 2007, CIF Licensing, LLC, d/b/a GE Licensing ("GE") filed a lawsuit against Agere in the United States District Court for the District of Delaware, asserting that Agere products infringe patents in a portfolio of patents GE acquired from Motorola. GE has asserted that four of the patents cover inventions relating to modems. GE is seeking monetary damages. Agere believes it has a number of defenses to the infringement claims in this action, including laches, exhaustion and its belief that it has a license to the patents. The court postponed hearing motions based on these defenses until after the trial, and did not allow Agere to present evidence on these defenses at trial. On February 17, 2009, the jury in this case returned a verdict finding that three of the four patents were invalid and that Agere products infringed the one patent found to be valid and awarding GE $7.6 million for infringement of that patent. The jury also found Agere's infringement was willful, which means that the judge could increase the amount of damages up to three times its original amount. The court has not scheduled hearings on Agere's post-trial motions related to its defenses. One of these motions seeks to have a mis-trial declared based on Agere's belief that GE withheld evidence in discovery, which affected Agere's ability to present evidence at trial. The court has agreed to appoint a special master to investigate this matter. If the jury's verdict is entered by the court, Agere would also expect to be required to pay interest from the date of infringing sales. If the verdict is entered, LSI intends to appeal the matter. On February 17, 2010, the court issued an order granting GE's summary judgment motions seeking to bar Agere's defenses of laches, exhaustion, and license and denying Agere's summary judgment motions concerning the same defenses. With respect to Agere's exhaustion defense, the court denied Agere's summary judgment motion, but ruled that Agere has leave to renew its motion in the form of a post-trial motion. Agere intends to seek clarification regarding the court's order, which Agere believes is inconsistent with the court's prior decisions regarding Agere's ability to assert these defenses.

In April 2008, LSI filed an action with the International Trade Commission ("ITC") seeking from the United States the exclusion of products produced by 23 companies. Qimonda AG, one of these companies, filed a lawsuit against LSI in the United States District Court for the Eastern District of Virginia (Richmond Division) on November 12, 2008, alleging that LSI's products infringe seven of Qimonda's patents. Qimonda is seeking monetary damages, treble damages and costs, expenses and attorneys' fees due to alleged willfulness, interest, and temporary and permanent injunctive relief for all the patents in the suit. On November 20, 2008, Qimonda filed an ITC action against LSI and Seagate alleging that multiple LSI products infringe the same seven patents, and seeking an injunction against sales of infringing products. Subsequently, Qimonda dropped from the ITC proceeding its claims relating to three of the patents. A hearing on Qimonda's ITC claims was held before an administrative law judge in June 2009. On October 14, 2009, the judge issued an initial determination, in which he found that a domestic industry did not exist in the U.S. for any of the four patents asserted by Qimonda. The judge also found that three of the four patents were not infringed and that the one patent found to be infringed was invalid. On January 29, 2010, the ITC issued a notice terminating the investigation against LSI and Seagate with a finding of no violation of Section 337 of the Tariff Act of 1930. Based on this notice, an injunction from the ITC is not available to Qimonda at this time. Qimonda has stated that insolvency proceedings for it opened on April 1, 2009.

In addition to the foregoing, the Company and its subsidiaries are parties to other litigation matters and claims in the normal course of business. The Company does not believe, based on currently available facts and circumstances, that the final outcome of these other matters, taken individually or as a whole, will have a material adverse effect on the Company's results of operations or financial position. However, the pending unsettled lawsuits may involve complex questions of fact and law and may require the expenditure of significant funds and the diversion of other resources to defend. From time to time, the Company may enter into confidential discussions regarding the potential settlement of such lawsuits. However, there can be no assurance that any such discussions will occur or will result in a settlement. Moreover, the settlement of any pending litigation could require the Company to incur substantial costs and, in the case of the settlement of any intellectual property proceeding against the Company, may require the Company to obtain a license to a third-party's intellectual property that could require royalty payments in the future and the Company to grant a license to certain of its intellectual property to a third-party under a cross-license agreement. The results of litigation are inherently uncertain, and material adverse outcomes are possible.

The Company believes the amounts provided in its financial statements, which are not material, are adequate in light of the probable and estimable liabilities. However, because such matters are subject to many uncertainties, the ultimate outcomes are not predictable and there can be no assurances that the actual amounts required to satisfy alleged liabilities from the matters described above will not exceed the amounts reflected in the Company's financial statements or will not have a material adverse effect on its results of operations, financial position or cash flows.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of LSI Corporation

In our opinion, the consolidated financial statements listed in the index appearing under item 15(a)(1) present fairly, in all material respects, the financial position of LSI Corporation and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing under item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 12 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California
February 26, 2010

Supplementary Financial Data
Interim Financial Information (Unaudited)

	Quarter			
	First	Second	Third	Fourth
	(In thousands, except per share amounts)			
Year Ended December 31, 2009				
Revenues	$ 482,279	$520,665	$578,419	$ 637,796
Gross profit	170,072	180,893	225,586	266,850
Net (loss)/income	(103,547)	(61,483)	52,485	64,826
Basic (loss)/income per share:	$ (0.16)	$ (0.09)	$ 0.08	$ 0.10
Diluted (loss)/income per share:	$ (0.16)	$ (0.09)	$ 0.08	$ 0.10
Year Ended December 31, 2008				
Revenues	$ 660,747	$692,063	$714,308	$ 609,959
Gross profit	259,553	284,896	297,417	227,103
Net (loss)/income	(13,628)	(13,647)	11,371	(606,349)
Basic (loss)/income per share:	$ (0.02)	$ (0.02)	$ 0.02	$ (0.94)
Diluted (loss)/income per share:	$ (0.02)	$ (0.02)	$ 0.02	$ (0.94)

During the fourth quarter of 2008, the Company recognized goodwill and identified intangible impairment charges of $541.6 million in the Semiconductor segment. There were no impairment charges of goodwill or identified intangible assets for the year ended December 31, 2009.

During the first, second, third and fourth quarters of 2009, the Company recorded charges for restructuring of operations and other items, net, of $25.2 million, $6.0 million, $4.7 million and $2.3 million, respectively.

During the first, second, third and fourth quarters of 2008, the Company recorded charges for restructuring of operations and other items, net, of $4.6 million, $20.7 million, $1.6 million and $16.8 million, respectively.

In 2009, the Company's fiscal quarters ended on April 5, July 5, October 4 and December 31. In 2008, the Company's fiscal quarters ended on March 30, June 29, September 28 and December 31.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures: The Securities and Exchange Commission defines the term "disclosure controls and procedures" to mean a company's controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required or necessary disclosures. Our chief executive officer and chief financial officer have concluded, based on the evaluation of the effectiveness of the disclosure controls and procedures by our management with the participation of our chief executive officer and chief financial officer, as of the end of the period covered by this report, that our disclosure controls and procedures were effective for this purpose.

Management's Report on Internal Control Over Financial Reporting: Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Securities Exchange Act. Internal control over financial reporting consists of policies and procedures that are designed and operated to provide reasonable assurance regarding the reliability of our financial reporting and our process for the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework*. Based on the results of our assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears in Item 8 and is incorporated herein by reference.

Changes in Internal Controls: During the fourth quarter of 2009, we did not make any change in our internal control over financial reporting that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

We have a code of ethics that our principal executive officer and senior financial officers must follow. We also have a separate code of conduct, called the Standards of Business Conduct, that applies to all directors, officers and employees. You can find these documents on our website at the following address: http://www.lsi.com/governance. We will post any amendments to the code of ethics and Standards of Business Conduct, as well as any waivers that are required to be disclosed by the rules of either the Securities and Exchange Commission or the New York Stock

Exchange, on our website. You can also obtain a printed copy of any of these documents by contacting us at the following address:

LSI Corporation
1110 American Parkway NE
Room 10A-301C
Allentown, PA 18109
Attn: Response Center
Telephone: 1-800-372-2447

Apart from certain information about our executive officers which is set forth under the caption "Executive Officers of LSI" in Part I of this report and is incorporated herein by reference, the other information required by this Item is incorporated herein by reference to the applicable information in the proxy statement for our 2010 annual meeting, including the information set forth under the captions "Election of Directors-Nominees," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance — Board Structure and Composition — Audit Committee."

Item 11. ***Executive Compensation***

The information required by this Item is incorporated by reference to the applicable information in the proxy statement for our 2010 annual meeting, including the information set forth under the captions "Executive Compensation," "Corporate Governance — Director Compensation" and "Corporate Governance — Board Structure and Composition — Compensation Committee Interlocks and Insider Participation."

The information in the section of the proxy statement for our 2010 annual meeting captioned "Compensation Committee Report" is incorporated by reference herein but shall be deemed furnished, not filed, and shall not be deemed to be incorporated by reference into any filing we make under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this Item is incorporated by reference to the applicable information in the proxy statement for our 2010 annual meeting, including the information set forth under the captions "Security Ownership" and "Equity Compensation Plan Information as of December 31, 2009."

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this Item is incorporated by reference to the proxy statement for our 2010 annual meeting, including the information set forth under the captions "Related Persons Transaction Policy and Procedures" and "Corporate Governance — Board Structure and Composition."

Item 14. ***Principal Accounting Fees and Services***

The information required by this Item is incorporated by reference to the proxy statement for our 2010 annual meeting, including the information set forth under the caption "Ratification of Appointment of Independent Auditors."

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a)(1) Financial Statements

The following consolidated financial statements of LSI Corporation and Report of Independent Registered Public Accounting Firm are filed as part of this Form 10-K:

(a)(2) Financial Statement Schedule

The following financial statement schedule is filed as part of this Form 10-K:

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(In millions)

Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Costs, Expenses or Other Accounts	Deductions*	Balance at End of Period
2009				
Accounts Receivable Allowances	$10	$12	$(12)	$10
2008				
Accounts Receivable Allowances	$10	$ 7	$ (7)	$10
2007				
Accounts Receivable Allowances	$14	$ 6	$(10)	$10

* Deductions include write-offs of uncollectible accounts and collections of amounts previously reserved.

(a)(3) **Exhibits**

See Item 15(b) below.

(b) **Exhibits**

The exhibits listed in the exhibit index, which follows the signature page to this report, are filed or furnished as part of this Form 10-K.

(c) **Financial statement schedule**

See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

LSI CORPORATION

By: /s/ ABHIJIT Y. TALWALKAR

Abhijit Y. Talwalkar
President and Chief Executive Officer

Dated: February 26, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ABHIJIT Y. TALWALKAR Abhijit Y. Talwalkar	President and Chief Executive Officer and Director (Principal Executive Officer)	February 26, 2010
/s/ BRYON LOOK Bryon Look	Executive Vice President, Chief Financial Officer and Chief Administrative Officer (Principal Financial Officer and Principal Accounting Officer)	February 26, 2010
* Charles A. Haggerty	Director	February 26, 2010
* Richard S. Hill	Director	February 26, 2010
* John H.F. Miner	Director	February 26, 2010
* Arun Netravali	Director	February 26, 2010
* Matthew J. O'Rourke	Director	February 26, 2010
* Michael G. Strachan	Director	February 26, 2010
* Gregorio Reyes	Director	February 26, 2010
* Susan Whitney	Director	February 26, 2010

*By: /s/ BRYON LOOK

Bryon Look
Attorney-in-fact
February 26, 2010

EXHIBIT INDEX

2.1 Agreement and Plan of Merger, dated as of December 3, 2006, by and among LSI Logic Corporation, Atlas Acquisition Corp. and Agere Systems Inc. Incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on December 4, 2006.

2.2.1 Asset Purchase Agreement, dated as of July 25, 2007, among STATS ChipPAC (Thailand) Limited and STATS ChipPAC Ltd. and LSI (Thai) Ltd. and LSI Corporation. Incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on October 9, 2007.

2.2.2 Amendment No. 1 to Asset Purchase Agreement, dated as of July 25, 2007, among STATS ChipPAC (Thailand) Limited and STATS ChipPAC Ltd. and LSI (Thai) Ltd. and LSI Corporation. Incorporated by reference to Exhibit 2.2 to our Current Report on Form 8-K filed on October 9, 2007.

2.3 Asset Purchase Agreement, dated as of August 20, 2007, by and between LSI Corporation and Infineon Technologies AG. Incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on October 30, 2007.

3.1 Certificate of Incorporation. Incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K filed on November 16, 2009.

3.2 By-laws. Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on August 25, 2008.

4.1 Indenture relating to our 4% Convertible Subordinated Notes due 2010. Incorporated by reference to Exhibit 4.5 to our Quarterly Report on Form 10-Q filed on August 13, 2003.

4.2 Specimen Common Stock Certificate. Incorporated by reference to Exhibit 4.3 to our Annual Report on Form 10-K filed on March 2, 2009.

10.1 Form of Indemnification Agreement. Incorporated by reference to exhibit 10.1 to our Current Report on Form 8-K filed on February 22, 2008.*

10.2 LSI Corporation Severance Policy for Executive Officers. Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on May 20, 2008.*

10.3.1 1991 Equity Incentive Plan. Incorporated by reference to Exhibit 4.5 to our Registration Statement on Form S-8 (No. 333-96543) filed on July 16, 2002.*

10.3.2 1991 Equity Incentive Plan Nonqualified Stock Option Agreement. Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on November 12, 2004.*

10.3.3 1991 Equity Incentive Plan Form of Notice of Grant of Stock Options and Option Agreement. Incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on November 12, 2004.*

10.4.1 1995 Director Option Plan. Incorporated by reference to Exhibit 4.4 to our Registration Statement on Form S-8 (No. 333-106205) filed on June 17, 2003.*

10.4.2 Form of Annual Director Option Agreement under 1995 Director Option Plan. Incorporated by reference to Exhibit 1.3 to our Current Report on Form 8-K filed on April 7, 2005.*

10.4.3 Form of Notice of Grant of Stock Options and Option Agreement under 1995 Director Option Plan. Incorporated by reference to Exhibit 1.4 to our Current Report on Form 8-K filed on April 7, 2005.*

10.5 1999 Nonstatutory Stock Option Plan. Incorporated by reference to Exhibit 4.2 to our Registration Statement on Form S-8 (No. 333-96549) filed on July 16, 2002.*

10.6.1 2003 Equity Incentive Plan. Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 20, 2008.*

10.6.2 2003 Equity Incentive Plan Form of Nonqualified Stock Option Agreement for Employees.*

10.6.3 2003 Equity Incentive Plan Form of Notice of Grant of Stock Option. Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on February 13, 2009.*

10.6.4 2003 Equity Incentive Plan Form of Restricted Stock Unit Agreement.*

10.6.5 2003 Equity Incentive Plan Form of Restricted Stock Unit Agreement for Non-Employee Directors.*

10.6.6 2003 Equity Incentive Plan Form of Notice of Grant of Restricted Stock Units.*

10.6.7 2003 Equity Incentive Plan Form of Notice of Grant of Restricted Stock Units (Revenue and non-GAAP operating income performance tests). Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on February 17, 2010.*

10.6.8 2003 Equity Incentive Plan Form of Nonqualified Stock Option Agreement for Non-Employee Directors. Incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on February 13, 2009.*

10.6.9	Abhijit Y. Talwalkar 2003 Equity Incentive Plan Nonqualified Stock Option Agreement, effective as of June 1, 2005. Incorporated by reference to Exhibit 10.49 to our Quarterly Report on Form 10-Q filed on August 12, 2005.*
10.6.10	Abhijit Y. Talwalkar Notice of Grant of Stock Option, effective as of June 1, 2005. Incorporated by reference to Exhibit 10.50 to our Quarterly Report on Form 10-Q filed on August 12, 2005.*+
10.7	Standalone Stock Option Agreement issued to Abhijit Y. Talwalkar. Incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-8 (No. 333-126594) filed on July 14, 2005.*
10.8.1	Agere Systems Inc. 2001 Long Term Incentive Plan. Incorporated by reference to Exhibit 10.1 to Agere's Quarterly Report on Form 10-Q filed on May 5, 2006.*
10.8.2	Agere Systems Inc. 2001 Long Term Incentive Plan Form of Nonstatutory Stock Option Agreement. Incorporated by reference to Exhibit 10.8 to Agere's Registration Statement on Form S-1/A, File No. 333-51594, filed on February 7, 2001.*
10.8.3	Agere Systems Inc. 2001 Long Term Incentive Plan Form of Restricted Stock Unit Award Agreement. Incorporated by reference to Exhibit 10.7 to Agere's Registration Statement on Form S-1/A, File No. 333-51594, filed on February 7, 2001.*
10.8.4	Form of Agere Performance-vested RSU Award Agreement — Earnings per share. Incorporated by reference to Exhibit 10.13 to Agere's Annual Report on Form 10-K, filed on December 1, 2006.*
10.9	1996 Lucent Long Term Incentive Program For Agere Employees. Incorporated by reference to Exhibit 10.28 to Agere's Annual Report on Form 10-K filed on December 12, 2002.*
10.10	1997 Lucent Long Term Incentive Plan For Agere Employees. Incorporated by reference to Exhibit 10.29 to Agere's Annual Report on Form 10-K, filed December 12, 2002.*
10.11.1	LSI Corporation Incentive Plan. Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 18, 2009.*
10.11.2	Written Description of 2008 bonus program for named executive officers. Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on March 4, 2008.*
10.12	Policy on Recoupment of Incentive Compensation.*
10.13	LSI Employee Commuter Expense Reimbursement Policy. Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on May 15, 2007.*
10.14	Agere Systems Inc. Supplemental Pension Plan. Incorporated by reference to Exhibit 10.10 to Agere's Registration Statement on Form S-1, File No. 333-51594, filed on February 7, 2001.*
10.15	Description of Mr. Talwalkar's Housing Allowance. Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on May 20, 2008.*
10.16.1	Retention Agreement with Andrew Micallef. Incorporated by reference to Exhibit 10.18 to our Quarterly Report on Form 10-Q filed on May 11, 2007.*
10.16.2	International Assignment Agreement with Andrew Micallef. Incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q filed on August 8, 2008.*
10.16.3	Extension of International Assignment Agreement with Andrew Micallef. Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 25, 2008.*
10.17	Retention Agreement with Jean Rankin. Incorporated by reference to Exhibit 10.19 to our Quarterly Report on Form 10-Q filed on May 11, 2007.*
10.18	Retention Agreement with Ruediger Stroh. Incorporated by reference to Exhibit 10.21 to our Quarterly Report on Form 10-Q filed on May 11, 2007.*
10.19	Separation Agreement with Ruediger Stroh. Incorporated by reference to Exhibit 10.33 to our Annual Report on Form 10-K filed on March 2, 2009.*
10.20	Separation Agreement with Claudine Simson. Incorporated by reference to Exhibit 10.34 to our Annual Report on Form 10-K filed on March 2, 2009.*
21	List of Subsidiaries.
23	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney.
31.1	Certification of the Chief Executive Officer pursuant to Securities Exchange Act Rule 13a-14(a).
31.2	Certification of the Chief Financial Officer pursuant to Securities Exchange Act Rule 13a-14(a).

32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.**
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.**

---

* Denotes management contract or compensatory plan or arrangement.

\+ Confidential treatment has been granted with respect to certain portions of these exhibits. Redacted versions have been filed with the Securities and Exchange Commission.

** Furnished, not filed.

Note: The Securities and Exchange Commission file number for Agere Systems Inc. is 001-16397.

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
AS ADOPTED PURSUANT TO
SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Abhijit Y. Talwalkar, certify that:

1. I have reviewed this Annual Report on Form 10-K of LSI Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and presented in this report our conclusions about the effectiveness of the disclosure of controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2010

By: /s/ ABHIJIT Y. TALWALKAR
Name: Abhijit Y. Talwalkar
Title: President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
AS ADOPTED PURSUANT TO
SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Bryon Look, certify that:

1. I have reviewed this Annual Report on Form 10-K of LSI Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and presented in this report our conclusions about the effectiveness of the disclosure of controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2010

By: /s/ BRYON LOOK
Name: Bryon Look
Title: Executive Vice President, Chief Financial Officer and
Chief Administrative Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Abhijit Y. Talwalkar, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of LSI Corporation on Form 10-K for the year ended December 31, 2009, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of LSI Corporation.

By: /s/ ABHIJIT Y. TALWALKAR
Name: Abhijit Y. Talwalkar
Title: President and Chief Executive Officer

Date: February 26, 2010

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Bryon Look, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of LSI Corporation on Form 10-K for the year ended December 31, 2009, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of LSI Corporation.

By: /s/ BRYON LOOK
Name: Bryon Look
Title: Executive Vice President, Chief Financial Officer and Chief Administrative Officer

Date: February 26, 2010

BOARD OF DIRECTORS

Charles A. Haggerty(2)(3)
President and Chief Executive Officer, LeConte Associates

Richard S. Hill(1)
Chairman and Chief Executive Officer, Novellus Systems, Inc.

John H.F. Miner(2)(3)
Managing Director, Pivotal Investments, LLC

Arun Netravali(2)(3)
Managing Partner, OmniCapital Group LLC

Matthew J. O'Rourke(1)
Consultant; Retired Partner, Price Waterhouse LLP

Gregorio Reyes
Management Consultant; Chairman of the Board, LSI Corporation

Michael G. Strachan(1)
Retired Partner, Ernst & Young LLP

Abhijit Y. Talwalkar
President and Chief Executive Officer, LSI Corporation

Susan M. Whitney(2)(3)
Retired General Manager, IBM System x

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Nominating and Corporate Governance Committee

LEADERSHIP TEAM

Philip W. Bullinger
Executive Vice President and General Manager, Engenio Storage Group

Bryon Look
Executive Vice President, Chief Financial Officer and Chief Administrative Officer

Jean F. Rankin
Executive Vice President, General Counsel and Secretary

D. Jeffrey Richardson
Executive Vice President and General Manager, Semiconductor Solutions Group

Gautam Srivastava
Senior Vice President, Human Resources

Abhijit Y. Talwalkar
President and Chief Executive Officer

Hayden Thomas
Senior Vice President, Worldwide Manufacturing and Operations

HEADQUARTERS ADDRESS

LSI Corporation
1621 Barber Lane
Milpitas, California 95035

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
San Jose, California

ANNUAL MEETING OF STOCKHOLDERS

May 12, 2010; 9:00 AM PDT
LSI Corporation
1621 Barber Lane
Milpitas, California 95035

STOCKHOLDER INFORMATION

Our transfer agent, Computershare Trust Company, can assist you with stock-related questions, including stock certificates, stock transfers, name changes or changes of address. Our toll-free number provides an interactive voice response system 24 hours a day, 7 days a week.

Within the U.S.: 1-866-243-7347
Outside the U.S.: 1-312-588-4147
Hearing Impaired TTY: 1-312-588-4110

Or you may write to:

LSI Corporation
c/o Computershare Trust Company
P.O. Box 43023
Providence, RI 02940-3023

For online account access, frequently asked questions, forms and stock transfer instructions, please visit http://www.computershare.com/lsi

ADDITIONAL FINANCIAL INFORMATION

For further information about LSI Corporation, additional copies of this booklet, our Form 10-K, or other financial information without charge, please visit the Investor Relations section on the LSI website at http://www.lsi.com/investors and click on "Request Materials."

LSI CORPORATION COMMON STOCK

LSI common stock is listed on the New York Stock Exchange under the symbol LSI.


LSI
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